Annual Report 2023

ioneer

ioneer

Providing materials for a sustainable and thriving planet

Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. That is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future.

AGM Details

The 2023 Annual General Meeting of shareholders of Ioneer Limited (Company) will be held at 10am on Friday, 3 November 2023. Shareholders are invited to attend the AGM at the Vibe Hotel North Sydney, 171 Pacific Highway, North Sydney NSW 2060 and online at lumiagm.com/349221399.

Ioneer Ltd ACN 098 564 606

Contents

FY2023 Highlights

Significant progress in offtakes, funding and permitting. Accelerating to a Final Investment Decision.





Binding Offtake Agreements

- Ford Motor Company for 7,000 tpa of lithium carbonate for 5 years.

- Prime Planet Energy & Solutions, a JV between Toyota and Panasonic, for 4,000 tpa of lithium for 5 years.

- Dragonfly Energy for a variable amount of surplus lithium carbonate for 3 years.



Permitting & Environmental

- Notice of Intent for Rhyolite Ridge Lithium-Boron Project published in federal register.

- Start of final stage of NEPA process and approval of the Project's Plan of Operations.



Project Funding

- Conditional Commitment for a loan of up to US$700 million from the U.S. Department of Energy.



Engineering

- On target to be construction ready at Final Investment Decision.



Resource Update

- Mineral Resource increased by 168% to 3.4 Mt lithium carbonate.



Chairman's Letter



In January, we secured a U.S. Department of Energy conditional commitment for up to $700 million to support the development of our state-of-the-art, on-site chemical processing facility.

Dear shareholders,

This past financial year was consequential for Ioneer. We have diligently and successfully worked to advance our seminal Rhyolite Ridge Lithium-Boron Project while navigating challenging global economic headwinds.

Our Company is stronger, and Rhyolite Ridge has emerged as the most technically and financially advanced lithium mine under development in the United States.

Ioneer is in the middle of the final step in our critical federal environmental permit journey to allow site construction. In December, we received the first Notice of Intent for a new mine in the U.S. from the Biden Administration. That reflected years of hard work by our team to listen carefully to environmental concerns from the administration and develop a materially revised, but economically viable Plan of Operation. This plan has been in the formal National Environmental Policy Act process and is on track to reach a final Record of Decision by the Bureau of Land Management in the first half of 2024.

In January, we secured a U.S. Department of Energy conditional commitment for up to $700 million to support the development of our state-of-the-art, on-site chemical processing facility. This investment from the DOE builds on the $490 million equity commitment from Sibanye-Stillwater in FY2022 that we reported last year. Their support highlights the unique value in producing and processing these critical minerals in one location.

In April, we released an updated mineral resource estimate. This revised estimate considered all the mineralisation in the drilled South Basin area being permitted. The total lithium carbonate resource increased from 1.2 Mt to 3.4 Mt (up 168%) and has significant positive implications for expansion planning.

In the last seven months, the Bureau of Land Management has also granted Ioneer the right to drill several geotechnical wells to allow completion of the final pit design. To date, Ioneer has completed 30 drill holes and anticipates completing this important work by the end of Q3 2023. We anticipate this drilling will materially increase our resource and reserves from those provided in the recent estimate, support lengthy mine production away from critical habitat and provide robust production growth scenarios for the three lithium rich layers inside the anticipated permitted area.

In parallel with our permitting progress, Ioneer has continued to maintain high levels of activity in our engineering workstream, significantly advancing detailed engineering, construction planning and vendor contracting, required to deliver first production by 2026.

While our focus remains on getting phase one of the Rhyolite Ridge Project into production by 2026, the Project has much more in store beyond that.

We are confident Rhyolite Ridge is a multi-generation asset. To date, the market has failed to understand and support a higher valuation for Ioneer. I attribute that to a lack of appreciation of the organic growth potential of Rhyolite Ridge within the existing permitting footprint. Over the coming months, we will be more proactive in explaining this growth potential and providing updates regarding our drilling efforts.

As our team moves from the project stage focused on engineering and planning to execution, we are using this transitionary period to prepare and ensure our ability to reach the desired 24-month build schedule.

During the first half of 2024, we anticipate completing the permitting process described above and progressing conditions precedent to our equity and debt agreements. That will allow us to quickly move from Record of Decision to a Final Investment Decision and commencement of construction. Ioneer will also use this time to accrue learnings to help inform our strategy, fuel our ongoing growth and deliver long-term value.

We are optimistic FY2024 will be a breakout year for Ioneer.

To our shareholders, I thank you once again for your continued support. I am immensely proud of our entire Ioneer team for their dedication and endurance. Without them, delivering this valuable supply of lithium and boron would not be possible.

I want to also thank our executive team lead by our able and courageous leader, Bernard Rowe, for their leadership.

And finally, I am honoured to be the Chairman of such a thoughtful and engaged Board of Directors. They are detailed, experienced and committed to helping management focus on what matters. I cannot imagine doing this work without their judgement and experience.

Sincerely yours,



James D. Calaway
Executive Chairman


BATTERY GIGAFACTORIES USA 2022
Panel: Lithium - Scaling with Speed & Responsibility
Chaired by Abigail Seadler Wulf, Vice President, Critical Minerals Strategy, SAFE
SIMON CLARKE CEO and Director, American Lithium
JAMES D. CALAWAY Executive Chairman, Ioneer
AUSTIN DEVANEY CCO, Piedmont Lithium

James D. Calaway speaks on a lithium panel at the Benchmark Minerals Battery Gigafactories Conference.



Brenard Rowe speaks at the opening of the Tiehm's Buckwheat Conservation Centre in May 2023.



Detailed engineering schematic of the future Rhyolite Ridge processing plant.

The Ioneer
Way

Our Story

We are ioneers – a group intent on pioneering where and how our earth's ions are resourced for a sustainable future. This dedication drives us to be leaders in a new energy revolution. Our diverse team brings expertise from the mining, finance, ESG, and energy fields. And together we have pledged to improve how the vital materials for energy solutions are developed. As ioneers, we understand the importance of holistically caring for our colleagues, environmental stewardship, valued relationships with neighbouring and indigenous communities and ethical business governance while ensuring every person is able to enjoy the benefits of clean energy.

It is not easy to take a leadership role in tackling a global challenge, but we are up for this job. We do this not just for ourselves and our families, but each generation yet to come. Because we believe that what we leave behind tells the story of who we were and what we stood for. And it is our privilege as ioneers to make a positive contribution to the story of a sustainable planet earth.


Ioneer processing team members.


The Ioneer team on a field trip to the South Basin.

Our Focus


Purpose
We exist to enable a sustainable world for all.


Mission
We responsibly and profitably provide the materials necessary for realising a sustainable planet.


Vision
We see a world in which our global population, our environment and all future generations are thriving.


Values
We embrace one another.

We listen to unlock.

We do what's right.

We deliver excellence.

We move forward together.

We act as pioneers.

People Pledge



We embrace one another

We care deeply for all our colleagues.

We invest in diversity and use it a strategic advantage.

We treat everyone in our global community with respect and dignity.

We create an environment where everyone can thrive.



We listen to unlock

We seek to understand one another.

We possess the freedom to constructively disagree and push against ideas.

We build belonging by making people feel heard.

We keep an open mind, even when it's hard.



We move forward together

We connect and celebrate with one another.

We are supportive and inclusive to all ioneer collaborators.

We leverage the skills of each team member.

We create alignment and move in the same direction.



We act as pioneers

We gladly travel through uncharted territory.

We take charge, setting a new course within an energy revolution.

We push against the impossible with our commitment to innovation.

We are the new standard of mining.



We deliver excellence

We don't quit, we do it.

We think strategically, thoroughly, and brilliantly.

We honour our commitments.

We are disciplined, we hold each other accountable.



We do what's right

We protect and cherish our planet.

We are unwavering with our safety.

We stop the job, we help, and we act with integrity, even when no one is looking.

We let our courage shine through.

About Ioneer

Ioneer is an emerging lithium-boron producer that is set to become a globally significant supplier of two critical minerals, lithium and boron. The Company's Rhyolite Ridge Lithium-Boron Project in Nevada, which has expansion potential, provides a substantial foundation for Ioneer to become a responsible and profitable producer of the materials necessary for a sustainable future.

In 2023, Ioneer announced, the publishing of a Notice of Intent in the federal register marking the final stage of the NEPA permitting process, a conditional commitment for a loan of up to US$700 million from the U.S. Department of Energy, binding offtake agreements with the Ford Motor Company and Prime Planet Energy Solutions (a JV between Toyota and Panasonic) and a 168% increase in Mineral Resources. The company stands ready to take a Final Investment Decision on the Project once federal permitting is received.

Rhyolite Ridge is one of only two known large lithium-boron deposits globally. Ioneer delivered a DFS in 2020, which confirmed the Project's scale, long life and potential to become a globally significant producer of both lithium and boron products.

Rhyolite Ridge's unique mineralogy and physical properties of the ore allows for a flowsheet that combines commercially available processes and equipment to produce lithium and boron end-products at the mine site without the need for solar evaporation or high-temperature roasting.

Revenue generated from the operation is forecast to be split between lithium and boron, ensuring a diversified and stable revenue mix.

Importantly, the Project's substantial boron revenues offset the operating cost to produce lithium carbonate, resulting in a competitive all-in sustaining cash cost for lithium globally.

Lithium and boron are used in a diverse range of everyday items and innovative technologies that are essential to modern life. Lithium in particular is linked directly to emerging clean technologies and is an irreplaceable component for batteries essential to electric vehicles. Ioneer is well-positioned to capitalise on the lithium supply deficit forecast to rapidly accelerate from 2025.

Lithium and boric acid end products will be produced at site, differentiating this from other projects.

Nevada is one of the most attractive, mining-friendly jurisdictions globally with a large pool of skilled labour, well-established infrastructure, and proximity to the U.S. car manufacturing industry and Californian ports. Rhyolite Ridge is a strategically important deposit as the USA works to secure and diversify its supply of battery metals and other critical metals essential to modern life and the future.

The Company has a highly experienced board and management with the necessary skills to develop, build and operate a world-class lithium-boron mine in the United States. The Ioneer team is complemented by top-tier mining, engineering, processing and environmental partners including Fluor, WSP (previously Golder), Veolia, SNC Lavalin, FL Smidth, MECS, Shell, ABB and CAT.

The Ioneer advantage

1. **Compelling Project Economics**
   Long mine life with rapid payback of capital
2. **High Margin Lithium Producer**
   Competitive all-in sustaining cash cost globally for lithium with co-production of boron
3. **Large, Expandable, Deposit**
   26-year mine life with verified expansion potential
4. **Well Defined Process Flowsheet**
   Open pit, low cost, no new technology mining
5. **Low Risk Location**
   U.S. advantage, mining friendly jurisdiction proximal to U.S. car industry and Californian export ports
6. **Sustainable Project**
   Small footprint, low emissions, low water usage, one of a few U.S. projects capable of addressing U.S. lithium supply needs


Oregon
Idaho
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Winnemucca
Elko
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NEVADA
Utah
Reno
Hawthorne
Tonopah
Goldfield
Rhyolite Ridge Lithium-Boron Project
95
Las Vegas
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Arizona
ioneer

The Rhyolite Ridge Project located in Nevada, USA.

Year in Review

What a year of delivery financial year 2023 has been!

We delivered significant progress in our funding activities for the Rhyolite Ridge Project. From the offer of a conditional commitment for a loan of up to US$700 million by the U.S. Department of Energy, to the finalisation of binding lithium offtake agreements with Ford Motor Company, Prime Planet Energy & Solutions (PPES), a joint venture between Toyota Motor Corporation and Panasonic Corporation, and Dragonfly Energy, a leading supplier of deep-cycle lithium-ion batteries based in Reno, Nevada.

We delivered progress on the permitting front with the Rhyolite Ridge Project advancing into the final stage of federal permitting with the decision by the Bureau of Land Management (BLM) to publish a Notice of Intent (NOI) in the Federal Register. This marked a major milestone toward the completion of the permitting process and approval of the Project's Plan of Operations (Plan).

We increased our Mineral Resources by 168% to 3.4 Mt of lithium carbonate equivalent. The Resource lies entirely within the Rhyolite Ridge Project boundary currently being permitted under the Mine Plan of Operation. This increase demonstrates our optionality around future growth opportunities including increasing lithium production with or without increasing boron production.

With so much behind us, and a clear path ahead to a Final Investment Decision (FID), there is excitement building in our team to ensure we clear any further hurdles to development in the year ahead.

**CEO and Managing Director,
Bernard Rowe**

Our goal is to take a Final Investment Decision (FID) on the Rhyolite Ridge Project in the first half of 2024. There are key workstreams to deliver, in order to take the FID. These workstreams include:

- Project funding
- Sales & Marketing
- Permitting & Environmental
- Engineering
- Business Readiness

Each workstream is discussed in detail below together along with several other milestones achieved during the year.

Project Funding

As noted above, the financial year was marked out for progress in the funding workstream. Several milestones were achieved as detailed below:

Department of Energy Loans Program Office

After commencing pre-application discussions in February 2021 regarding the U.S. Department of Energy (DOE) Loan Programs Office's (LPO) Advanced Technology Vehicle Manufacturing (ATVM) program, Ioneer submitted a loan application in October 2021. The application was deemed substantially complete in December 2021 which initiated a third-party due diligence process that commenced in March 2022.

On 13 January 2023, DOE LPO and Ioneer announced finalisation of a term sheet and offer of a conditional commitment for a loan of up to US$700 million from the DOE for financing the construction of the Rhyolite Ridge Project. Under the term sheet, the proposed loan is for an amount up to US$700 million with a term of approximately 10 years. The loan will be at interest rates fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates. The proposed loan is to be made under the DOE's ATVM loan program in support of the Biden Administration's critical minerals strategy.

The term sheet and conditional commitment from DOE demonstrate its strong support for the Rhyolite Ridge Project and, if finalised, the loan would be the first ever by the DOE to provide financing for the processing component of a project where lithium is extracted and refined at site.

We are delighted with finalising the term sheet and receiving the conditional commitment from the DOE, which represent a significant step towards completing the funding for the Rhyolite Ridge Project.

Year in Review
continued



Ioneer contractors surveying the South Basin for drilling operations.

Strategic Partnering

In September 2021, we announced that the Company had reached an agreement to establish a joint venture with Sibanye Stillwater Limited to develop the Rhyolite Ridge Lithium-Boron Project. Under the terms of the agreement, Sibanye-Stillwater will contribute US$490 million for a 50% interest in the Joint Venture, with Ioneer to maintain a 50% interest and retain operatorship.

During the year, we continued to engage with Sibanye-Stillwater, having developed strong lines of communication, and have benefited from their experience and insight to the battery materials supply chain.

The proceeds from the DOE loan, along with Sibanye-Stillwater Limited's (Sibanye-Stillwater) expected equity contribution, are anticipated to fund a substantial part of the preliminary capital expenditure estimate from the revised plan of operations included in the application submitted to the DOE.

Sales & Marketing

During the year, Ioneer signed two binding lithium offtake agreements with the Ford Motor Company (Ford) and Prime Planet Energy & Solutions (PPES) which, together with the EcoPro Innovations lithium offtake agreement signed in 1Q 2022, represents the completion of pre-production lithium carbonate supply commitments we currently intend to make for Rhyolite Ridge. The offtakes deliver on Ioneer's strategy to ensure our lithium, produced in the U.S., is delivered into the U.S. supply chain for electric vehicles. In addition, we announced additional offtake to Nevada-based Dragonfly Energy. These offtakes represent more than 80% of the total 22,000 tonnes per annum (tpa) of lithium carbonate expected to be produced from Rhyolite Ridge.

Ford Offtake Agreement

Under the agreement, Ioneer will deliver 7,000 tpa of lithium carbonate to Ford over a 5-year term, starting in 2025. Ford intends to utilize Ioneer's lithium carbonate to produce batteries for use in Ford electric vehicles through BlueOval SK, the Ford-SK On battery manufacturing joint venture. The agreement represents approximately 34% of annual output in the first 5 years of production.

PPES Offtake Agreement

PPES is a joint venture between Toyota Motor Corporation and Panasonic Corporation. Under the agreement Ioneer will deliver 4,000 tpa of lithium carbonate to PPES over a 5-year term. PPES will utilise Ioneer's lithium carbonate to produce batteries for use in U.S. electric vehicles. The agreement represents approximately 19% of annual output in the first 5 years of production.

Dragonfly Energy Partnership

In May 2023, Ioneer announced a lithium offtake agreement with Dragonfly Energy Holdings Corp. (NASDAQ: DFLI), an industry leader in energy storage. The agreement between the two Nevada-based companies is expected to pave the way for continued investment in the State and strengthen the U.S. battery supply chain.

The agreement is for the supply of lithium carbonate for a 3-year period and committed volumes are variable based on surplus tonnes available after meeting previously announced offtake commitments.

Boric Acid Offtake

Ioneer has three offtake agreements in place for its boric acid production, which were announced in FY2020 and together account for 100% of Ioneer's first year of boric acid production and over 80% of years two and three boric acid production.

The contracts include:

1. A binding offtake agreement with Dalian Jinma Boron Technology Group Co. Ltd for 105,000 tonnes per annum of boric acid for five years and include a distribution agreement for the territories of China and Taiwan.
2. A three-year sales and distribution agreement with Kintamani Resources Pte Limited for the territories of Malaysia, Indonesia, Singapore, Thailand, Vietnam and the Philippines.
3. A three-year sales and distribution agreement for the territories of Bangladesh, India, Pakistan and Myanmar.

Permitting and Environmental Process

State and Federal Permitting

Ioneer requires three key permits to commence construction at Rhyolite Ridge:

1. State of Nevada issued Air Quality Permit – received 24 June 2021.
2. State of Nevada issued Water Pollution Control Permit – received 19 July 2021.
3. The Mine Plan of Operations that must be approved by the federal Bureau of Land Management (BLM) – Notice of Intent published 20 December 2022 marking commencement of NEPA process. The scoping documents were published on 27 March 2023 – remains outstanding.


NORTH
BASIN
14km2
Central Process Plant
SOUTH
BASIN
8km2
RESOURCE
AREA
3km2
0 0.5 1 2
Kilometers
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Satellite image of Ioneer's Rhyolite Ridge North and South Basins.


ioneer
MEMORANDUM OF UNDERSTANDING
5 December 2022

Ioneer signs MOU with Shell Canada Energy for sulphur supply – December 2022.

Year in Review
continued

NEPA Permitting Process

On 20 December 2022, the Company was pleased to announce that the Rhyolite Ridge Project had advanced into the final stage of the National Environmental Policy Act (NEPA) federal permitting process with the decision by the BLM to publish a Notice of Intent (NOI) in the federal register. This marked a major milestone toward the completion of the permitting process and approval of the Project's Mine Plan of Operations (Plan or MPO).

The Plan is the foundational permitting document for the Project and will become the basis for compliance during operations and closure. Ioneer commenced work on the Plan almost four years ago. The revised Plan was submitted to the BLM in July 2022. Under the revised Plan, there are no Project-related direct impacts to any of the subpopulations of Tiehm's buckwheat.

Publication of the NOI marked the beginning of the NEPA process, starting a public comment period on the scope of the environmental review. The Scoping period ended on 6 March 2023, and comments received have been or are being addressed by Ioneer and the BLM.

The Environmental Impact Statement (EIS) contractor, Stantec, the BLM, and other cooperating government agencies will use comments received during scoping and resource information gathered by Ioneer to prepare the draft EIS. The Plan will be updated to reflect the outcomes of the NEPA review before it is finalised. The Draft Environmental Impact Statement (DEIS) is scheduled for publication at the end of the third quarter of 2023.

Notice of Trespass

In the March quarter, Ioneer was made aware of a violation of the 2920 permit issued by the BLM for geotechnical drilling. A laydown yard covering approximately 836 square metres for drilling support was established outside of permitted disturbance. As a result of the Root Cause Analysis (RCA) that Ioneer completed, a Corrective Action Plan (Plan) was developed and implemented. Ioneer has completed the initial reclamation works approved by the BLM, including earthworks, and re-seeding the area. Additional seeding and out-planting of native foliage will occur over FY2024.

Construction Water Rights

Ioneer's Construction Water Rights Application Package was submitted to the Nevada Department of Water Resources (NDWR) on 1 June 2023. Since submission, the Water Rights Application Packages public notification period has been completed and has moved on to the next step in the application process.

Tiehm's buckwheat Listed as an Endangered Species

Late in the December quarter, the Company welcomed the U.S. Fish and Wildlife Service's (FWS) announcement that it had decided to list Tiehm's buckwheat as an endangered species under the Endangered Species Act (ESA) and designate critical habitat. The decision provided further clarity for the path forward for the development of the Rhyolite Ridge Project and was fully in line with Ioneer's expectations.

The protection and conservation of Tiehm's buckwheat is a key component of Ioneer's environmental stewardship and incorporated into all aspects of our planning and permitting activities.



Ioneer's full-time botanist, Florencia Paredo Ovalle, conducting research on Tiehm's buckwheat.



Tiehm's buckwheat in flower at the Ioneer Tiehm's Buckwheat Conservation Centre.

In July 2022, the Company submitted to the BLM a revised Plan of Operations that incorporated additional key commitments relating to buckwheat conservation including:

- Avoiding direct impacts to all Tiehm's buckwheat populations;

- Minimising and mitigating indirect impacts utilising standard operating measures; and

- Minimising disturbance within designated critical habitat.

Engineering

MOU Signed with Shell Canada Energy for Sulphur Supply

The Company announced the signing of a non-binding Memorandum of Understanding (MOU) with Shell Canada Energy ("Shell") for sale of sulphur to Ioneer for the Rhyolite Ridge Project in early December 2022. Securing the supply of key reagents for ore processing is an important step along the critical pathway to developing the Rhyolite Ridge Project. Under the MOU, Ioneer will purchase up to 500,000 tonnes of high-quality sulphur annually from Shell, which would fulfil the estimated annual sulphur requirement for the Project.

The signing of the MOU builds upon the Letter of Intent (LOI) signed in December 2019 and, with a binding commitment to negotiate exclusively with one another, it is the intention of both parties to advance the MOU into a Definitive Agreement at the appropriate time.

Ioneer and Shell also intend to collaborate through strategic initiatives focused on accelerating the energy transition.

Autonomous Caterpillar Haul Trucks

In September 2022, Ioneer and Caterpillar completed a Technology System Supply Agreement, related to the early adoption of a Cat® Command for hauling, Autonomous Haulage System (AHS), at Rhyolite Ridge for improved operator safety, equipment utilisation and site productivity. This definitive agreement builds upon the Memorandum of Understanding signed in 2021 and solidifies the early introduction of the technology.

The operations are scheduled to start in 2024 with a fleet of Cat 785 next generation mining trucks equipped with Command for hauling, and the fleet is scheduled to expand significantly in 2028. All support equipment will feature the latest MineStar™ technology utilising high-precision GPS and real-time analytics to maximise efficiency and accuracy in material loading.

This will be the first greenfield operation in North America to utilize AHS and will mark the expansion of Command for hauling automation technology to the 140-tonne class Cat 785 next generation mining truck.

Engineering Update

Work during the year focused on further progressing detail and vendor engineering. The key aim of ongoing activities is to be construction ready to support construction mobilisation following the Full Notice to Proceed (FNTP) award.

Procurement activity has focused on long lead items and items required for initial Construction. An open book contracting strategy has been frequently employed to minimise escalation risks.

Year in Review
continued



Drilling in the South Basin in June 2023.

Final Investment Decision (FID) Preparation Activities

Class II engineering estimate activities commenced in the June quarter. Fluor, as EPCM, issued CAPEX and OPEX estimate plans for a Class II estimate following AACE R47-11 Practice. These activities will be used to update the economics used to support FID.

Fluor is finalising and updating all materials take offs based on the advanced engineering and latest information from suppliers.

Ioneer is working with Fluor to review operating costs and updates based on our supplier agreements.

Business Readiness

With continued progress toward a financial investment decision, it is important that the Company establish policies, processes and systems to support it through construction into operations. Some of key activities completed by the Company in FY2023 are detailed below.

ESG Readiness

During the year the Company implemented ISO14001 which specifies the requirements for an environmental management system, joined the GRI Community and UN Global Compact, conducted a materiality assessment and identified ESG targets to implement with commencement of operations and started the development of a 3-year Sustainability Road Map to guide our plans into the near future.

In addition, the Company finalised all seven of our TSM Action Plans, completed a gap analysis between TSM and IRMA, an alternative assessment tool for socially and environmentally responsible mining.

Tiehm's Buckwheat Greenhouse Propagation

To further support the conservation and propagation of Tiehm's buckwheat, a purpose-built, dedicated greenhouse capable of holding 13,000 seedlings and a paired shade house capable of holding 600 adult plants was constructed and is now operational.

Other

Increase to Mineral Resources

Effective 31 March 2023, the Rhyolite Ridge South Basin Mineral Resource estimate (MRE) was updated with a substantial increase to both tonnage and contained lithium. The MRE now includes both high-boron lithium mineralisation (HiB-Li) and low-boron lithium mineralisation (LoB-Li). The previous estimate (April 2020) only included high-boron lithium mineralisation as this is what the flowsheet was designed around.

- Tonnage increased from 146.5 Mt to 360.0 Mt (up 145%)
- Lithium carbonate equivalent (LCE) increased from 1.2 Mt to 3.4 Mt (up 168%)
- Boric acid equivalent (BAE) increased from 11.9 Mt to 14.1 Mt (up 18%)
- Cut-off grades unchanged at 1,090ppm Li and 5,000ppm B

The increased MRE demonstrates optionality around future growth opportunities, including increasing lithium production, with or without increasing boron production.

The March 2023 MRE lies entirely within the Project boundary currently being permitted under the MPO.

All mineralised units remain open in three directions with approximately 60% of the South Basin remaining to be drill tested, underscoring the potential for further increases in the MRE.



Geotechnical Program

During the year, approval was received from the BLM for two separate drilling programs to collect additional geotechnical data to support the NEPA analysis of the MPO. The first drilling program, executed in Q3 2022, focused on the southern limits of the proposed quarry and areas around the Overburden Storage Facilities (OSF).

In the June quarter, Ioneer received approval from the BLM for a second drilling program. This drilling utilises many of the same roads and pads as the first drilling program, with the aim of minimizing disturbance.

All drill holes and associated drill roads for both drilling programs were located outside of the now designated Tiehm's buckwheat critical habitat. It is expected that the second program will be completed by the end of Q3 2023.

The results of these programs will be used to update the geological model to include critical geotechnical data that is being used in the NEPA analysis.

Growth Studies

Ioneer is evaluating future growth potential at the Rhyolite Ridge Project by conducting a concept-level study. The study covers both the South Basin where mine permitting is in progress and the North Basin (located 5km north) which is at a pre-resource stage.

South Basin Growth Projects

The South Basin Mineral Resource estimate (MRE) is expected to grow substantially with additional drilling. 100% of the Resource sits within the area currently being permitted for mining.

The Resource consists of three distinct styles of lithium mineralisation:

- Type 1: high lithium, high boron, low clay B5 and L6 units
- Type 2: high lithium, low boron, high clay M5 unit
- Type 3: high lithium, low boron, low clay S5 and L6 units

Only Type 1 mineralisation is included in the DFS mine plan and Project economics. The growth study is examining mining and processing options for the remainder of the Resource with a focus on the low-boron lithium mineralisation within the mine plan currently being permitted. Currently this mineralisation is included in the mine plan as waste because of its low-boron content (the process plant is designed for high-boron lithium mineralisation).

A combination of metallurgical test work and conceptual engineering is underway, considering the variations in mineralogy that require different processing methods. The study leverages the extensive metallurgical test work, flowsheet development and engineering work completed to date for the Rhyolite Ridge Project.

North Basin Growth Project

The North Basin is located 5km north of the South Basin. Resource definition work continued this quarter focussed on incorporating the results from the new gravity survey and previous drilling activities by US Borax (1980-1990) and Ioneer (2017) to further define the basin architecture and continuing to develop the geological model for the basin.

Preliminary leach and mineralogical test work commenced on drill core samples from holes drilled by Ioneer in 2017.

Bernard Rowe
CEO and Managing Director

Sustainability Disclosure Report

From Blueprint to Reality: Embracing Sustainability as Our Genetic Code

At Ioneer, sustainability principles are not merely components of our corporate policy but the fundamental elements of our organisational DNA. As a company striving to be at the forefront of our industry, we are fully aware of our responsibilities to the environment and society, and we are committed to upholding robust governance principles.

Ioneer's 2023 Sustainability Disclosure Report serves as a testament to the Company's commitment to sustainability, social responsibility, and transparent governance.

This report has been prepared by reference to Global Reporting Initiative (GRI) standards and sets the benchmark for Ioneer by integrating Towards Sustainable Mining (TSM), the International Standards Organisation ISO 14001 Global Environmental Management standard, and Ioneer's commitment to the 17 UN Sustainable Development Goals as a signatory to the UN Global Compact into our approach to sustainability.

Contents

Message from Ioneer's Leadership

In the face of 21st-century challenges, how businesses operate must undergo a paradigm shift. Ioneer, in hopes of becoming an innovative mining and chemical manufacturing company, acknowledges the pivotal role our industry has in ensuring reliable, abundant, and cost-effective energy supply. As we strive to stay resilient in a world moving towards decarbonisation, Ioneer is dedicated to making significant strides in our sustainability leadership, accepting our responsibility to generate positive impacts on the communities where we operate.

At Ioneer, sustainability initiatives are not merely objectives to meet; instead, they are a part of our corporate DNA and embedded in our organisation's mission. We believe that by integrating environmental, social, and governance factors within our business strategy, we will deliver enduring value to all stakeholders.

Ioneer stands on the cusp of becoming a significant lithium-boron producer, with the potential to develop a world-class project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. Our fully owned Rhyolite Ridge Lithium-Boron Project in Nevada, U.S., lays the foundation for supplying the American markets with these critical minerals responsibly and profitably.

Both lithium and boron have a myriad of applications in a variety of everyday items and cutting-edge technologies essential to modern living, such as electric vehicles and renewable energy.

We are committed to enhancing our sustainability strategy, with the objective of establishing a comprehensive framework that will support the development and construction of Rhyolite Ridge, and our transition into

steady operations. Over the coming years, we expect to introduce increasingly ambitious environmental and social objectives that pave the path to Ioneer being at the forefront of sustainability practices and continued support from the communities where we operate. Our commitment to these ambitions is embedded in all our activities, from best-in-class sustainable extractive operations and responsible sourcing to inclusive hiring.

We are pleased to present our 2023 Sustainability Disclosure Report. This report outlines our commitment to sustainability principles at both corporate and operational levels, reinforcing our dedication to robust governance, our people, the environment, and the communities we engage with where we operate. At Ioneer, we are committed to leading the way towards a sustainable future that is built on responsible business practices and that upholds our core values. This report stands as a testament to our commitment to transparency, accountability, and ongoing improvement in our quest for environmental stewardship, social responsibility, and corporate governance excellence.

Bernard Rowe
CEO & Managing Director

Rose McKinney-James
ESG Committee Chair







Our Approach to Sustainability

At Ioneer, sustainability principles are not merely components of our corporate policy but the fundamental elements of our organisational DNA. As a company striving to be at the forefront of our industry, we are fully aware of our responsibilities to the environment and society, and we are committed to upholding robust governance principles.

As we progress in the design and permitting phase, our team plays a pivotal role in integrating sustainable strategies into every facet of our future operations. This commitment ensures that from inception, our lithium production process is designed to comply with responsible mining practices, utilising innovative technologies and adhering to rigorous environmental standards to limit our prospective operational footprint.

Our sustainability strategy isn't static; we are always prepared to adapt to ensure alignment with the best industry practices. In FY2023, in order to better demonstrate our unwavering commitment to these principles, we became a signatory to the UN Global Compact to promote the 17 UN Sustainable Development Goals (SDGs). This commitment is aligned with the principles of enduring value from the Minerals Council of Australia (MCA), and the Toward Sustainable Mining (TSM) Protocols from the Mining Association of Canada. Each TSM protocol offers a set of indicators that guide our design and planning phase to develop management systems which will not only meet but set the standard for industry focus areas.

Ioneer Sustainability

Ioneer understands that modern mineral extraction companies need to be accountable to many stakeholders beyond those who monitor our regulatory requirements while supporting a broader goal of being in the forefront of providing the materials needed to allow the global transition to renewable sources of energy.

This FY2023 Sustainability report communicates our sustainability performance for the period 1 June 2022 up to 1 July 2023.

Materiality

In the context of sustainability and corporate responsibility, 'Materiality' refers to the process of identifying and assessing those environmental, social, and governance (ESG) topics that have a substantial influence on a company's business operations, financial performance, and stakeholder decisions. These topics can be wide-ranging and are often industry-specific, encompassing elements like carbon emissions, water use, labor practices, and corporate governance structures.

Materiality assessments help to focus a company's sustainability efforts on the most pertinent issues, ensuring alignment with stakeholder expectations and strategic business objectives. By determining these material aspects, companies can more effectively manage risks and leverage opportunities linked to sustainability.

The following section outlines how we've applied the concept of materiality within our own sustainability strategy during FY2023. As we embarked on creating our sustainability roadmap, we recognised the importance of conducting a thorough materiality assessment to spotlight the ESG areas most crucial to our business operations and those deemed significant by our stakeholders.



Preparation with Purpose: Collecting baseline groundwater data to set the stage for responsible mining.

The process not only aids us in defining the key areas for our sustainability disclosures but also aligns our sustainability strategies with the requirements of TSM and the broader industry trends. By doing so, we are better able to focus our resources and efforts where they will create the most significant impact.

As our understanding of our material issues continues to evolve, and we begin to establish a solid foundation of operational data, we'll start setting tangible targets. These targets, grounded in the insights gained from our materiality assessment, will aim to bolster our sustainability performance while ensuring our business remains resilient in the long term.

As the world moves towards a lower-carbon future, and investors increasingly demand a balance of robust financial, operational, and sustainability performance, our approach to materiality will serve as a guide, helping us navigate this new landscape and shape a more sustainable future.

During FY2023, we developed a matrix of sustainability goals of near, mid, and long term phases. In creating it we conducted a thorough materiality assessment to identify the areas most critical to our business and those that our stakeholders deem important. This assessment also took into account the requirements of TSM and considered the most significant external sustainability trends relevant to our industry. This approach aids us in prioritising key areas for

sustainability disclosure. Post the materiality assessment, we earmarked potential target areas to focus on once steady-state operational data is obtained. As the world embarks on a journey towards a lower-carbon future and investors increasingly seek a balance between robust financial, operational, and sustainability performance, any targets we establish will aim to enhance our sustainability performance while ensuring long-term business resilience.

Performance Metrics and Goal Tracking

Performance metrics, goals and KPI's hold us accountable for progress across our operations, supply chain and communities. Ioneer is in the early stages of developing performance metrics and KPI's. Once the Rhyolite Ridge facility is operating and in steady state conditions then actionable performance targets and metrics will be established. In the interim, Ioneer is looking to establish directional targets and KPIs to build a foundation of strong sustainability performance that will be the basis of its sustainability commitments going forward.

FY2023 Sustainability and Environmental Compliance Highlights

Joined Towards Sustainable Mining Ioneer is the first independent member	**Joined the GRI Community**	Added an **ESG Director and Tribal Liaison** to the Ioneer staff	Signatory to **the UN Global Compact**	**NEPA Regulatory Process** Rhyolite Ridge has advanced into the final stages	Completed construction of the **Tiehm's buckwheat Conservation Center**

Ioneer Directional Targets and KPI's

Materiality Metric	Performance Metrics and KPIs
Governance	
Internal Governance and Policies	Continue board oversight with robust quarterly reporting at the committee level
	Provide mandatory annual training in accordance with Ioneer's training requirements
Social	
Communities	Develop community outreach programs to meaningfully impact Communities of Interest
	Continue to offer annual scholarships
	Policy and Engagement in place
	Develop tracking of local procurement and employment
	Maintain Grievance Policy and tracking
External engagement	Build long-term relationships with organisations that help advance our enterprise objectives, including our Sustainability goals and advocacy efforts
People	Maintain corporate gender diversity targets for leadership positions
	Maintain diversity levels currently in place at the Board Level
	Develop local hiring policies for both employees and subcontractors
Health and Safety	Ensure that Emergency response programs are in place and integrated within the community
Environmental Stewardship	
Emissions	Determine baseline scope 1, 2, and 3 emissions
	Evaluate options for setting Science based targets
Water	Determine baseline conditions
Waste	Evaluate opportunities to enhance Ioneer's use of a circular economy through recycle and re-use

Sustainability Disclosure Report
continued



Governance

Ioneer corporate governance framework



Constitution

Board and Committees
ESG | Audit & Risk | Nomination & Remuneration | Project Execution

Core Corporate Policies
Disclosure | Trading Policy | Code of Conduct | DE&I | Whistleblower | Shareholder Communication | Anti-bribery & Corruption | Grievance

Sustainability & ESG Policies and Position Statements
Sustainability & ESG | Health & Safety | Environment

Financial Controls and Risk Management
Group and Asset Level Standards and Verification

At Ioneer, we are firmly rooted in the belief that sustainability is a fundamental aspect of our identity and operations. Our approach to business planning integrates sustainability considerations at its core, a process that not only aids us in managing risks but also in unlocking new opportunities in the short, medium, and long term. Our corporate risk management registry incorporates sustainability risks, enabling us to identify, assess, and manage key business risks effectively.

Board of Directors – Our Board of Directors provides oversight for all Ioneer activities and is comprised of a majority of independent Directors. Ioneer has established a framework for managing the Company, including corporate governance policies and practices, relevant internal controls and risk management processes, collectively designed to promote the responsible management and conduct of the Company and its business activities. Ioneer's governance framework was developed having regard to the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (4th Edition).

Furthermore, the Board supervises our approach to sustainability, along with our processes that reduce environmental impacts, handle health, safety and wellness issues, and provide human capital management, ensuring that our operations align with good governance and universally recognised standards.

Sustainability topics are discussed in regular quarterly ESG Committee meetings, where recommendations from management are overseen by the Board. Important discussions on sustainability topics, including climate change, form part of the Board's risk management sessions.

Ioneer's four Board Committees act in an advisory capacity to the Board and oversee specific sustainability risks relating to their respective mandates, which are addressed as required at every Committee meeting and reported to the Board. The Board also considers the skills, expertise, experience, and independence of director nominees, to ensure that the Board has the requisite skills and competencies to provide appropriate oversight of the Company's risks and direction for its opportunities, including those relating to sustainability matters, and to support the company's needs as its business environment evolves.

ESG Committee – The ESG Committee stewards the Company's sustainability commitments pursuant to our sustainability strategy. The Committee is specifically tasked with overseeing and monitoring the Company's programs, policies and performance as they relate to sustainability, environmental compliance and safety and reviewing the Company's disclosure. The ESG Committee is also responsible for reviewing and reporting to the Board on the Company's progress related to the performance and achievement of our sustainability targets. Updates on sustainability target performance are presented on a quarterly basis.

Audit and Risk Committee – The Audit and Risk Committee oversees significant financial risks and areas of exposure. As part of this, it oversees the financial impacts from evolving sustainability matters, including climate change, risks of access to capital, insurance coverage, and credit ratings. Specific sustainability-related oversight is addressed as necessary, including asset retirement obligation financial disclosure matters and those related to treasury, risk, or insurance.

Ioneer management's role in ESG governance – The executive leadership team is accountable for executing the Board-approved corporate strategic plan, which takes into account the opportunities and risks to our business, including those related to sustainability matters. Each member of the executive leadership team has dedicated accountabilities that support our sustainability targets and responsibility for the integration of sustainability across the business. The ESG Director reports to the Senior Vice President of Operations and is the primary link to the ESG Committee regarding ESG and sustainability matters. The ESG Director has primary accountability at the management level for ensuring sustainability considerations are embedded into our strategy and business plans and is accountable for addressing significant ESG financial risks and areas of exposure, including those relating to climate change.

ESG link to compensation – Ioneer's compensation philosophy is to pay for performance and to align the interests of employees with the interests of our shareholders while balancing objectives of market competitiveness and retention. The Company has tied environmental compliance and sustainability performance directly to discretionary employee and executive compensation, which includes individual and corporate performance components. With respect to individual performance, all employees, including the executive leadership team, have annual performance and development plans identifying their specific goals and objectives for the upcoming year. These align with our business plan and strategy and provide performance focus throughout the year.

Risk management – In the pursuit of its corporate and strategic objectives, Ioneer is exposed to risks, some of which impact the mining industry as a whole and others that are unique to our operations. Ioneer is currently evaluating program options to effectively identify and manage risk (including sustainability risk) in our business and embedding these considerations in our strategy.

Our policy management and compliance approach – Our Board has oversight of compliance with Ioneer's corporate policies and standards stemming from our Code of Business Conduct & Ethics. As part of that oversight, Ioneer ensures corporate policy documents are assigned ownership, are consistent in their format, are readily accessible, provide clarity for staff and are reviewed and/or updated annually.

Code of Conduct & Ethics (CCE) – Our CCE reflects the Company's commitment to conducting business safely, legally, ethically and sustainably. The CCE is evaluated from time to time to ensure it considers and references our values, policies, and standards as they are developed. Each year, all directors, officers, and staff are asked to review the CCE and confirm they understand their responsibilities and agree to the CCE requirements. Ioneer also has a Supplier Code of Ethics that suppliers and service providers must adhere to as a condition of working at Rhyolite Ridge.

Specific corporate policies – We are aware of our compliance obligations under applicable legal and regulatory frameworks in the jurisdictions in which we operate. The ESG Director is responsible for ensuring employees understand applicable ESG, sustainability, safety, and environmental compliance regulatory changes, and updating applicable operating policies and procedures.

Human Rights, Forced & Child Labor – We recognise the fundamental importance of human rights. We are guided by the UN Universal Declaration of Human Rights and are informed by other international standards, including the UN Guiding Principles on Business and Human Rights and the International Labor Organization's Declaration of Fundamental Principles and Rights at Work. Ioneer respects an employee's right to freedom of association and to negotiate through relevant representative bodies, where applicable.

Policy and our commitment to Sustainability – Ioneer has developed the policy documents required to support our commitment to sustainability through our alignment with TSM.

Training and compliance – Ioneer will ensure we have accurate and up-to-date training records for all staff. Annual ethics and compliance training will be provided to all staff. Mandatory training will also be provided on the following topics:

- Information security
- Environmental Policy
- Health & Safety Policy
- Safe Work Practices
- Code of Business Conduct & Ethics

Additional training is provided to specific areas of the business based on risk and role requirements.

ioneer

Sustainability Disclosure Report
continued



Communities and People

Our People and Culture

We strive for a collaborative and safe environment, where staff can be themselves, feel a sense of belonging, and thrive in their career. Creating this environment is a journey that requires us to continuously listen to our people and identify barriers and challenges, so we can work together to address and overcome them.

Governance – Establishing appropriate Diversity Equity & Inclusion (DE&I) targets is guided by the executive leadership team and overseen at the Board level. Policies outline our expectations of all staff, leaders and suppliers to create and maintain a safe, respectful and inclusive work environment. Our executive leadership team and Board hold leaders accountable for a positive work environment.

Strategy – Attracting and retaining a diverse workforce, while ensuring our culture supports a workplace that drives results is key to our success. We also recognise the natural resource industry has specific challenges, for instance, there are still fewer women as a percentage of the talent pool in the sector than almost any other major sector. Ioneer is committed to foster a culture of inclusion that embraces equity and diversity of thought, experience and background, where people feel respected, valued and listened to. Investing in our people and our workplace culture while striving for continuous improvement is integral to managing

potential risks to our workforce such as increased attrition in a competitive market or challenges in attracting qualified candidates.

Risk Management – Inclusion and valuing the diversity of our staff plays a critical role in strengthening our business performance and culture. Research indicates companies that have evolved strategies for inclusion and diversity benefit from broader perspectives that drive innovation, improve staff engagement, strengthen reputation, and increase talent acquisition and retention. To foster success and minimise potential workforce risks of being unable to attract or retain qualified employees with the professional and technical competencies to deliver on our strategy and business plan, we are committed to creating an environment that encourages development and training opportunities, promotes safety and wellbeing, and provides competitive compensation and flexible benefits plans. Risk mitigations include:

- Creating a workplace that celebrates individual uniqueness, while fostering a culture of belonging.
- Embracing diversity of thought, experience, and background to help make better business decisions.
- Establishing guiding principles that apply across the business to guide decisions and behaviors for the greater good of Ioneer.



Community Members listening at recent Community meeting.

As we develop our sustainability strategy and targets, and as part of our corporate risk registry, we include a robust evaluation of potential stakeholder risks to ensure we are able monitor those risks and develop mitigations as required.

Performance data – In FY2023, 50% of our workforce was female, up from 43% in FY2022. Female representation on the Board comprised 33%, no change from FY2022. The executive team has no female representation (FY2023 Nil) and the Senior Management team 71% female representation, up from 59% in FY2022 due to promotions. Ioneer has not been impacted by any incidents of discrimination in FY2023.

Employee Category	Total number of employees (Head count/ FTE)	Male	Female
Permanent	30	15	15
Temporary	0	0	0
Non-Guaranteed Hours	0	0	0
Full-Time	29	15	14
Part-Time	1	0	1

Workers Who Are Not Employees	Total Number of Workers (Head Count/ FTE)	Contractual Relation-ship	Type of Work Performed
8	0.27	Contract	Consulting

There were 6 new employee hires and a rate of 7% employee turnover year over year.



Board

● Male ● Female

Executives

● Male

Senior Management

● Male ● Female

Employees

● Male ● Female

Age Groups

● Under 30 ● 30-50 ● Over 50



Ioneer supports local outdoor event in Fish Lake Valley, NV.

Ioneer provides the following comprehensive compensation and benefits offering to US-based employees:

- Benchmarked compensation levels aligned with US mining industry
- Health insurance
- Dental insurance
- Employee assistance program
- Company sponsored retirement savings plans (401k match)
- Paid Short- & long-term disability
- Life insurance
- Paid Vacation and Time Off
- Exceptional Leave for birth/adoption of a child or to care for a child, spouse or parent addressing serious health conditions
- As a pre-revenue generating organisation, Ioneer has yet to establish extensive training and development programs. However, Ioneer has developed a Training & Development Policy. The Policy recognises that Training & Development are vital to Ioneer's success and the success of individual employees. The Company understands that to accelerate talent growth, Ioneer must commit to investing in its team members
- Long-Term Incentive Compensation is awarded in company equity
- All employees can convert a portion of short-term incentive bonuses to company shares

Ioneer has developed the following policies, applicable to all locations. These policies establish locally attractive pay and benefit levels as well as a supportive work environment free from discrimination/harassment, where the rights of an individual are respected, and employee career growth is supported.

The following policies are applicable to all Ioneer's administrative locations and perspective project location:

- Employment Relationship (No Forced Labor and Freedom of Association)
- Equal Employment Opportunity and Employment of Child Labor
- Harassment in the Workplace
- Internal Advancement and Promotional Opportunities
- Compensation & Benefit
- Time-off
- Remote Work

Supply Chain Management

Ioneer strives to work with suppliers who operate legally, ethically, and responsibly, using risk-based prequalification criteria to verify they are aligned with our safe operating policies and integrity requirements and to protect the Company from potential legal and reputational risks.

Prior to commencing work, we require all suppliers and their personnel working at Rhyolite Ridge to complete our hazard awareness training. These orientations and spot validation checks of required certifications are designed to help ensure basic safety knowledge. In addition, over the life of the contractual relationship, where applicable, we may conduct ongoing monitoring and assessment of contractor performance against previously agreed on key performance indicators, including safety, environmental, health, quality, cost, schedule, and technical considerations.

Local Suppliers

Whenever possible, we hire locally and actively engage businesses from the areas around our operations. As part of our supply chain management process, we evaluate potential suppliers for safety standards and Indigenous inclusion to ensure strategic businesses are prioritised when it is feasible to do so.

External Engagement

Ioneer recognises the critical role of stakeholder engagement and the importance of our relationships with investors, elected officials, and communities. We have a responsibility to inform our stakeholders of our plans, understand their questions and concerns, and collaborate with them in a timely and thoughtful manner. We encourage constructive dialogue to help us ensure we are creating shared value for all our stakeholders.

	INVESTORS	OUR WORKFORCE	COMMUNITIES	TRIBAL NATIONS	GOVERNMENT AND REGULATORY BODIES	CUSTOMERS AND SUPPLY CHAIN
Key topics	• Emissions Reductions • Energy Transition Risk • Environment and Social Impact • Governance and Executive Compensation • Transparency/ External Reporting • Safety and Operational Performance • Financial Discipline and Capital Allocation • Lobbying Activities	• Inclusion and Diversity • Health, Safety and the Environment • Employee Giving and Volunteering • Career Development and Enhancement • Corporate Strategy • Ethics and Compliance	• Clean Air, Water and Natural Environment • Safety • Emergency Response • Community Investment and Support	• Social and Economic Inclusion • Indigenous Employment • Community Investment and Partnerships • Potential Impacts to Aboriginal and Treaty Rights	• Environment and Emissions Reduction • Energy Supply and Security • Taxation and Investment Incentivisation • Economic Development and Job Creation • Regulation and Policy Enhancement	• Performance Expectations • Cost Efficiencies • Alignment With Climate, Safety and Diversity Expectations
Engagement	• Annual Meeting of Shareholders • Quarterly Analyst Calls • SEC Filings • Annual Sustainability Report • Investor Presentations and Investor Days • Regular Investor Outreach and Engagement	• Organisational Health Surveys • Performance Management • Career Development • Health and Safety Training • Policy Training • Inclusion and Diversity Networks • Town Halls • Integrity Helpline • Employee Wellness Programs	• Integrity Helpline • Websites, Media and Social Media • Ioneer Scholarship Program • Community Consultations and Meetings	• Indigenous Housing Initiative • Indigenous Business Spend • Employee Indigenous Awareness Training • Project Updates and Ongoing Consultation on Activities	• Advocacy and Policy Development • Regulatory and Compliance Audits • Industry and Trade Association Representation	• Contract Negotiations • Supplier Enrollment Process • Project Management • Supplier Meetings

Sustainability Disclosure Report
continued

Investor engagement – Our executives regularly speak at financial conferences, host meetings, and share information with the media to keep our institutional and individual investors informed. We comply with ASX Continuous Disclosure requirements, which requires immediate ASX filing of all information that a reasonable person would expect to have a material effect on the price or value of a Companies securities. Additionally, we are a SEC registrant. A copy of these announcements, as well as our corporate policies, can be found on our corporate website. Stakeholders can also subscribe to our email communications through our website to stay informed on the latest corporate announcements.

Government engagement – We are working with federal, state, and local governments to engage with elected and regulatory officials about our projects as they develop. At the federal level, this includes informing officials across a range of groups, from the U.S. Department of Interior, U.S. Department of Energy, U.S. Department of Defense, and the U.S. Environmental Protection Agency. We discuss the importance of developing lithium carbonate production in the United States to support national energy security, decarbonisation, and the electrification of transportation.

At the state and local levels, we inform officials about how our Project is progressing. We also help state and local governments understand the rigorous permitting processes currently underway for our projects, increasing awareness about the stringent regulatory requirements that we will meet to ensure safe, environmentally responsible operations.

Informing, understanding, and collaborating with our stakeholders – Ioneer participates in and supports global, national, state, and local organisations to learn and share best practices, collaborate and engage with industry, government, and community members. Through these organisations, we gain further insight into stakeholder expectations while informing, influencing, and contributing to standards and practices that drive our industry forward.


WMC
American Exploration & Mining Association
8 Listening Sessions
2 Public Scoping Meetings
2 Community Meetings
NMA
National Mining Association
2 Educational Events
12 County Government Updates
NNDA
Northern Nevada Development Authority
6 Events & Sponsorships
ZETA
4 Housing Group Meetings
6 Land Use Advisory Meetings
Regional Development Engagement
NVMA
Nevada Mining Association
NEVADA BATTERY COALITION

Performance Data – Our commitment to sustainable practices and community engagement manifests in various facets. With key performance metrics derived from the Global Reporting Initiative (GRI) guidelines, we present a transparent account of our activities:

1. **Membership Associations:** We actively contributed to numerous membership associations during FY2023, amounting to a total investment of $25,300. These memberships emphasise our alignment with sustainable mining practices, mineral exploration, battery technologies, and the roles of women in the mining sector, among other priorities. These associations may also engage in lobbying as part of their activities, thereby using membership dues.

2. **Infrastructure Investments & Services Support:** It is noteworthy that we have facilitated technical consulting for Esmeralda County and the Fish Lake Valley Community concerning the Rhyolite Ridge Project. Direct payments were made to reimburse their fees for these services, amounting to $24,054.

3. **Political Contributions:** Our FY2023 disclosures include political contributions amounting to $10,000 and government relations consulting fees at $390,000.

Community, Indigenous Peoples and Tribal Nations

Ioneer works closely with local communities and tribal nations near Rhyolite Ridge to ensure they have the opportunity to share in the benefits of the development. We believe advancing relationships with local communities and tribal nations includes consultation, building trust, and enabling long-term economic and social value by supporting locally- and tribally owned businesses and helping ensure communities benefit from having us as a neighbour.

Governance – Community, indigenous peoples, and tribal nations engagement at Ioneer is led by our VP of External Affairs and his team. They are responsible for managing the relationships with local communities and tribal nations and providing guidance on inclusion initiatives across the business.

Our Community, Indigenous Peoples and Tribal Nations policy defines our commitments.



Sustainability Disclosure Report
continued



Ioneer geologist, Daniel Chafetz, reviewing drill chips at site during Phase II drilling.

Strategy – Ioneer focuses on engagement practices that are based on community needs and expectations driven by our years of working with local communities and tribal nations. The strategy focus areas are:

- Consultation
- Relationships
- Employment
- Investment
- Business Opportunities

These focus areas guide our approach to meeting local and tribal nation needs and providing active engagement and responsible collaboration.

Engagement – Our comprehensive engagement strategy includes multiple avenues of communication and proactively solicits and responds to feedback from county leaders, the community, and nearby tribal nations. For more than three years, Ioneer has provided details about the Project to nearby county commissions, tribal councils, and at community events seeking feedback from local leaders and citizens. We also host bi-yearly community meetings where an update on the Project is provided followed by a question-and-answer session and monthly 2-hour community coffee meetings. In addition, we publish a quarterly newsletter. We have supported numerous community and tribal cultural events, throughout the region through donations of time and funding. In 2020, we instituted the Sustainable World Scholarship Program for nearby high school students and to date have made $30,000 in scholarship awards. Going forward, we are committed to offering additional training programs and promoting ways of economic collaboration in local communities and with tribal nations.

Risk management – We understand that our relationship with local communities and tribal nations is critical to our success. If we are unable to maintain a positive relationship with these stakeholders, it could adversely impact our ability to explore, develop and continue to operate. It could also potentially impact our reputation, relationship with governments, other local communities. In building and maintaining positive and mutually beneficial relationships with local tribal communities we strive to mitigate our risks, seize opportunities to access local knowledge and talent, and collaborate to build shared success.

We believe advancing Indigenous reconciliation means taking meaningful action. For Ioneer, that includes consultation, building trust and enabling long term economic and social value by supporting tribal businesses and helping ensure communities benefit from having us as a neighbour.

Performance Data – As part of our commitment to sustainable practices and community engagement, Ioneer undertook several initiatives to ensure continuous dialogue and transparent communication with various stakeholders.

1. **Indigenous Peoples' Rights:** Ioneer strives to be respectful of indigenous peoples rights and is not aware of any instance where Ioneer has violated those rights.

2. **Local Community Engagement:** As a development-focused company, we do not currently have operations. Nonetheless, our forward-looking strategy guarantees that local community engagement will be an integral part of our anticipated operations. We've already taken steps in this direction by:

- Holding two community-wide meetings in August 2022 and April 2023, where our leadership both updated the community and gathered feedback.

- Organising eight "Common Grounds with Ioneer" listening sessions, allowing for open dialogue over casual settings like coffee or lunch.

- Hosting live sessions of BLM Scoping Meetings in January 2023, emphasising our commitment to transparent operations.

- Providing frequent updates to governing bodies such as the Nye County Commission, Esmeralda County Commission, Tonopah Town Board, and Mineral County Commission.

- Championing educational initiatives like Career Day in March 2023 at Tonopah High School and the Education Night for the Duckwater Shoshone Tribe in January 2023.

- Actively participating in and sponsoring local events, showcasing our commitment to being an integral part of the community. Events included Fish Lake Valley 4th of July Celebration, Mining Park Soiree, and the Women's Club Christmas fundraiser.

- Collaborating with local bodies like the Northern Nye/Esmeralda County Housing Group and the Esmeralda County Land Use Advisory Committee, reinforcing our pledge to communal growth.

Health, Safety, and Wellness

Governance – Our commitment to our workers is that they return home safely every day. As we develop our safety policy and safety management system, they will define the attitude and behaviors we expect from everyone who works with us, or for us, fostering a culture that empowers workers to speak up if they see an unsafe situation or feel the work they've been asked to do is not safe.

The safety of our people and the communities where we work, and the integrity of our assets are foundational to all that we do. Safety is engrained in our values and culture and reinforced in every decision.

We have established a Safety Committee made up of a mixture of employees, representing both administrative and operational roles. They have direct responsibility to create the desired safety culture, and to govern, sustain and oversee the implementation of the Ioneer Safety Management System. The Committee is developing risk management-based strategies and providing direction for Ioneer's safety objectives.

Strategy – At Ioneer, our safety management approach is firmly rooted in a culture of continuous learning, empowering those directly involved in the operations. Our utmost priority while designing, maintaining, and operating Rhyolite Ridge is to ensure the safety of our team members, the local community, and the environment while striving for optimal operational performance. We pledge to consistently evaluate and mitigate potential risks associated with our facilities and infrastructure.

In the event of any unexpected incidents, our topmost concerns are the safety of our workforce and the surrounding community, stabilising the situation promptly, and preserving the environment. Our commitment to safety is a dynamic process, with continuous development of systems, standards, tools, and expertise to position us among the top-tier safety performers on a consistent basis.

This pursuit of safety excellence involves the maturation of our safety culture, continuous learning, applying acquired knowledge, and making necessary modifications to enhance our performance. This approach not only helps us maintain safety standards but also plays a crucial role in strengthening shareholder value.

Sustainability Disclosure Report
continued

Risk management – As an operating mine and chemical processing facility, Rhyolite Ridge will expose Ioneer personnel to inherent health and safety hazards. We will have programs in place to manage these risks, minimising the likelihood of a significant incident and helping to achieve our safety objectives and commitments. We will provide guidance and health and safety training to staff, so they are able to stay safe and meet our safety requirements. We will also conduct regular self-verification and assurance reviews to help ensure our health, safety, and environmental objectives are being met.

Incident & emergency management – Ioneer's focus is on keeping our people, communities, and workplaces safe when an emergency occurs. Protecting life, stabilising the incident and environmental stewardship are our priorities. If there is a significant incident, we will use the globally recognised Incident Command System (ICS), which helps Ioneer build trust and confidence with our external stakeholders and allows us to align with other response organisations. The incident management process allows us to respond to, investigate, and learn from incidents effectively and consistently. The emergency response plans for all locations will be updated and exercised annually to ensure we have the appropriate people, resources, and equipment in place. Our plans will be updated annually to identify opportunities for improvement and to further develop enterprise resilience.

Reporting all potential and actual safety incidents is a critical component of Ioneer's learning culture. Internal health and safety staff, independent of operations, will review and verify safety reports.

Supplier safety management – Properly trained suppliers are key to safe operations, so it is critical they commit to our safety requirements. Ioneer will create a supply chain and contractor safety management process, which will define the procedures, systems, and tools to manage onsite supplier performance. We will minimise and manage risks by qualifying, managing, and verifying all onsite suppliers.

Performance data – In FY2023, there were over 70,000 hours worked with no fatalities, lost time incidents, or first aids. One near miss occurred during the year. A digital safety inspection platform was rolled out for vehicles and workplace exams and 5 safety trainings were administered. Moreover, employees have the opportunity to utilise an Employee Assistance Program that offers them services including counseling and private sessions.

Training	
Management of Change	Site Hazard Awareness
Hazardous Communications	First Aid/CPR/AED Certification
NV Safe Workplace Responsibilities and Rights	

Metrics		
>70,000		
Hours worked – no lost time		
1	**0**	**0**
Near miss	First Aid	Lost time



Environmental Stewardship

Ioneer recognises the need to operate sustainably as we diligently work to bring our lithium and boron production activities online. We believe in designing our projects in a way that minimises potential impacts on climate and the environment, and we are committed to meeting the expectations outlined in our regulatory permits. Our goal is to use our sustainability program to drive change and continuously identify new opportunities to improve processes and technologies, incorporating enhancements that reduce our emissions and help support a low-carbon footprint.

Climate and GHG Emissions

Ioneer will continue to contribute to a reliable, affordable, and secure global energy supply, and do so in a sustainable way. We're taking meaningful steps to ensure GHG emissions are accurately quantified as we build toward being able to

set realistic emissions targets through 2027 when the facility will be in steady-state operations. Lithium will continue to be an integral part of a diversified global energy mix through 2050 and beyond as one of the key building block products used in electric vehicles. To remain resilient, we must continue to optimise our operational efficiency. Ioneer has focused on designing the Rhyolite Ridge facility utilising available technologies to minimise our carbon emissions. This includes generating its own electricity (94%) from steam associated with the sulfuric acid process and waste heat bypass. The remaining 5% will be obtained from on-site diesel generators thus reducing our overall GHG emissions profile and dependence on the local electrical grid. This near-closed loop system will provide Rhyolite Ridge electrical requirements at a carbon emissions intensity that is 95% lower than the current Nevada electrical grid (81.32 $kgCO_2$/MWH vs 1860 $kgCO_2$/MWH off the Nevada electrical Grid).



View from Tiehm's Buckwheat Conservation Center.

Sustainability Disclosure Report
continued

Reducing particulate matter and other emissions

Particulate emission sources at Rhyolite Ridge will consist mainly of vehicle and dust emissions while the process will contribute to SO_2 and NOx. Ioneer is currently evaluating technologies and practices for reducing Rhyolite Ridge's emissions profile to mitigate any impacts from our operations on nearby residents.

Developing carbon benchmarks

As our Project matures through construction and into steady-state operations, Ioneer plans to establish benchmarks to measure, monitor, and verify our greenhouse gas (GHG) emissions profile. We will be evaluating our approach to quantify direct and indirect emissions (Scope 1, 2, and 3) with ISO 14064-1:2018 to identify the best practice for verification and certification.

Once we achieve steady-state operations and can confirm our GHG footprint, we will begin evaluating options to reduce or offset those emissions generated on-site. This will enable us to evaluate setting emissions reduction goals using science-based targets. This approach supports the requirements outlined within TSM Protocol numbers 3 (Climate Change) and 8 (Energy, GHG Emissions Management) and the UN sustainability goals 7 (Affordable and Clean Energy),11 (Sustainable Cities and Communities),12 (Responsible Production and Consumption) and 13 (climate action). We will also continue to monitor climate-related regulations as part of our ongoing risk management efforts.

Biodiversity

As part of our commitment to the planet, Ioneer is working with federal, state, and local agencies to address biodiversity risks and help protect habitats near our operations. Our commitment to biodiversity means developing mitigation strategies for local flora and fauna and restoring areas affected by our operations when we're done.

Our proposed mining and chemical manufacturing operations span a unique ecosystem. This ecosystem is home to a number of species of flora and fauna, but specifically one endangered plant species, Tiehm's buckwheat. The plant was listed as endangered by the United States Department of Fish and Wildlife in December 2022, effective 17 January 2023.

Ioneer's reclamation strategy for Rhyolite Ridge is based on having a very strong baseline of all the flora and fauna that occur on-site. Then, as the mine progresses, to develop comprehensive approaches to address specific ecological, wildlife and land use impacts specific to those ecosystems. We recognise that nature and climate concerns go hand in hand and pose a risk to our business. By taking an integrated approach to sustainability and biodiversity, we can help protect and restore the ecosystems where we operate.

Governance – We plan to manage land use by minimising or avoiding disturbance where possible, and through active mitigation and reclamation of land used for operations. As there are some unique factors associated with the land area, we will complete significant planning and analysis to determine the most comprehensive approach to managing an asset's lifecycle. As an example, with respect to Tiehm's buckwheat, Ioneer has designed a strategy to avoid the areas where buckwheat has been mapped. We will also supplement the population by collecting seeds and growing seedlings in the Tiehm's Buckwheat Conservation Center specifically for transplanting back on-site. In addition to dealing with the buckwheat, each specific reclamation strategy will be tracked against key performance metrics which are used to support operational leadership's decision making. Ioneer will also participate in regional initiatives and industry committees contributing directly or indirectly to species and habitat research, monitoring and mitigation.

Strategy – From project planning through to an asset's retirement, we take biodiversity considerations into account and identify potential environmental impacts so they can be avoided, minimised or mitigated to more quickly restore healthy, functioning ecosystems and achieve regulatory site closures. Pre-disturbance planning includes:

- Incorporating soils, vegetation, habitat assessment and mitigation, and regeneration planning into our project development plans.
- Optimising revegetation in consideration of site conditions to avoid wildlife impacts and speed up recovery.
- Seed germination and out planting
- Maintaining 500-meter protection buffer for Critical Habitat area



A Day of Water Sampling.

- While operations are underway, we take actions that support productive land use and minimise impact to biodiversity, including:
  - Managing vegetation to reduce invasive plants, promote desirable natural vegetation and stabilise soils.
  - Preventing spills.
  - Limiting traffic and reducing speed and noise to reduce wildlife disturbance and collisions.
  - Ensuring soil salvage piles are identified and maintained so we have adequate materials for future reclamation.

When we cease operations at the pit or spent ore storage facility, we will retire the asset in a responsible manner. Reasonable efforts will be made to re use, sell, transfer, salvage or recycle materials associated with our decommissioning activities.

Risk Management – Biodiversity-related risks and opportunities are formally identified, assessed, and evaluated through the asset level risk assessments. Risks associated with biodiversity and land use are reviewed and assessed for materiality on an annual basis, which helps us establish and update priorities for focused action and mitigation.

Water Management and Conservation

While we are currently not in operation, we are always looking for ways to be a good steward of this resource. Those efforts include using alternative water sources where possible and being more efficient with how we produce, source and discharge water. We also assess and act on water availability risk at the local level, with consideration of stakeholders, future demand, regulations, and potential changes in climate.

Governance – Environment and water experts from our operations teams will work together to meet or exceed regulatory compliance in minimising impacts to surface and groundwater. We will continue to advance our commitment to water stewardship as the facility moves through construction and into steady-state operations. We will annually report on water use performance in our sustainability report.

Strategy – Ioneer will use water as part of its leaching process. This process facility is designed to be a zero liquids discharge system with an annual water consumption of 6.14 m^3 and a water recycling rate currently planned to be 50%. The annual consumption rate is made up of 73.5% leaching/cooling water and 26.5% attributed to the manufacturing of reagents and blasting.

Ioneer will actively track water use metrics across our operations and have policies and procedures in place to protect water sources. As part of the continuous improvement process, Ioneer will continue to refine our water use strategies to improve water use efficiency. Water sourcing and efficiency considerations are integrated into our strategic plan and will be included as part of our annual capital allocation planning. The primary lever to maintain a low water use intensity is to continue to improve the overall water recycling rate at the facility.

Risk Management – Water-related risks and opportunities will be formally identified, assessed, and evaluated through asset and enterprise-level risk assessments, informed by our water management plans. Strategic risks associated with water stewardship are reviewed and evaluated for materiality on an annual basis. This review helps us establish and update priorities for focused action and mitigation. We will manage water availability risks in our region through extensive monitoring of our water withdrawals. Upon operational commencement, Ioneer will manage its discharge quantity and quality in line with its Water Pollution Control Permit and applicable water rights.

Board of Directors



James D Calaway
Executive Chairman
BA (Econ), MA (PP&E)

Former: Non-exec Chairman of Orocobre

James Calaway has considerable experience and success in building young companies into successful commercial enterprises. He was the non-executive chairman Orocobre Ltd for 8 years, helping lead the company from its earliest development to becoming a significant producer of lithium carbonate and a member of the ASX 300. He is also Chairman of privately held Distributed Power Partners and related entities.



Bernard Rowe
Managing Director
BAppSc (Geology) (Hons)

Founding Managing Director of INR since IPO in 2007

Bernard Rowe is a geologist, manager and company director with more than 30 years' international experience in mineral exploration and mine development. His diverse mineral industry experience includes gold, copper, zinc, diamond, lithium and boron exploration in Australia, Europe, Africa, North America and South America.



Alan Davies
Independent Non-executive Director
B.Bus (Accounting), LLB, LLM

Former: CEO Energy & Industrial Minerals, Rio Tinto

Alan Davies has 20 years of experience in running and leading mining businesses, most recently as chief executive, Energy & Minerals with Rio Tinto. He has significant experience in industrial minerals businesses including borates where he led the Rio Tinto Borax business and the Jadar lithium-boron deposit in Serbia.



Stephen Gardiner
Independent Non-executive Director
BEc (Hons), FCPA

Former: CFO, Oil Search Limited

Stephen has over 40 years of corporate finance experience at major international companies listed on the ASX, culminating in 17 years at Oil Search Limited. He has significant experience in corporate finance and control, treasury, tax, audit and assurance, risk management, investor relations and communications, and sustainability. He also held senior corporate finance roles at CSR Limited and Pioneer International Limited.



Rose McKinney-James
Independent Non-executive Director
Juris Doctorate law, BA Liberal Arts

Former: President and CEO of Corporation for Solar Tech & Renewable Resources, Commissioner with the Nevada Public Service Commission

Rose McKinney-James is an experienced and accomplished public company director, clean energy advocate, and small business leader with a broad history in public service, private sector corporate sustainability, social impact, and non-profit volunteerism. She also served as Nevada's first Director of the Department of Business and Industry.



Margaret R Walker
Independent Non-executive Director
BS Chem Engineering, NACD Fellow / Certified

Former: VP Engineering and Technology Centers, Dow Chemical

Margaret Walker brings over 40 years' experience and leadership in large-scale chemical engineering, project management, supply chain, business leadership and organisational development gained through a career as a chemical engineer with The Dow Chemical Company. She has deep experience in constructing and successfully bringing into production complex projects.

Executive Team



Ian Bucknell

**Chief Financial Officer
& Company Secretary
B.Bus (Accounting), FCPA, GAICD**

Former: CFO & Company Secretary AWE Limited
and Drillsearch Energy Limited

Ian Bucknell is responsible for the finance, investor relations, IT and company secretarial functions of the company. He has more than 20 years of international resource sector experience, most recently as chief financial officer and company secretary of AWE Limited.



Ken Coon

**Vice President Human Resources
BS Bus. Administration (Human Resources)**

Former: HR VP Shell Downstream Technologies
and Entergy HR Director Nuclear Division

Ken Coon is responsible for the human resource function of the company. He has more than 30 years of human resources experience holding international and regional leadership roles with Royal Dutch Shell's downstream refining and chemicals organization and Entergy, a large US Gulf Coast utility company.



Yoshio Nagai

**Vice President Commercial Sales
& Marketing**

Former: MD Fenic International Pte Ltd, Sales VP Rio Tinto

Yoshio Nagai is responsible for the sales and marketing function of the company. He has more than 20 years chemical and mining industry sales and marketing experience, most recently as Sales Vice President at the Rio Tinto Group Company accountable for borates, salt and talc products, in Asia and the USA.



Chad Yeftich

**Director of Business Development
BA (Economics),
BS (Accounting, International Studies)**

Former: Portfolio Manager Trafelet Brokaw & Company

Chad Yeftich is responsible for the Government and community relations, U.S. Investor Relations and financing functions of the company. He has over 20 years finance and investment industry experience. Chad has held several analyst and portfolio management roles over that time at firms such as Maverick Capital, H.I.G. Capital, Trafelet Brokaw & Company, and PwC. For the last seven years, he has focused on investing in and helping develop projects around the world that support the electrification of transportation.



Matt Weaver

**Senior Vice President of
Engineering & Operations
BS Mech Engineering, MBA**

Former: Project Manager BHPB, Guinea Alumina Corp

Matt Weaver is responsible for all engineering and operational aspects of the Rhyolite Ridge lithium-boron Project in Nevada and for delivering the project through the Definitive Feasibility Study and project execution and into full commercial production. He has 30 years international mining experience, having worked with BHP, Rio Tinto and Newmont, and several junior mining companies.

James D Calaway

Executive Chairman

Bernard Rowe

Managing Director

ioneer

Senior Management Team



Nina Astillero
ESG Director
BS (Geology), MS (Environmental Eng.)

Nina has over 12 years of experience in the mining, building products, and environmental consulting fields. She has held several technical roles overseeing environmental permitting, remediation, auditing, and target setting. Previously, Astillero has worked at Holcim (US) Inc., Freeport-McMoRan, Inc., and Bureau Veritas North America.



Tamer Atiba
Project Director
BS (Engineering), MA (Building Engineering), Dip. Environmental Studies

Tamer has 28 years of engineering, projects and operations experience in mining & metals and oil & gas. He has held positions covering all the project life cycle, from project controls manager, project Manager, to VP of risk engineering services for major EPCMs and owners (Bechtel, Hatch, SNC Lavalin, Baffinland iron ore, Rio Tinto) in Africa, Europe and N. America. Tamer's operational experience includes roles as superintendent of continuous improvement and operations' principal advisor within Rio Tinto.



Kori Iverson
Supply Chain Director

Kori has over 30 years' experience in capital project management, contract negotiation, team mentoring and communication with internal and external stakeholders in the precious mineral mining space. Previous experience with Hycroft, Sibanye Stillwater and Barrick Gold Corporation.



Jane Foo
Commercial Director
BA (Communications)

Jane has over 15 years' experience in international trade, working in the minerals, diamonds, and iron ore business units of Rio Tinto. She has held various positions gaining extensive commercial, marketing, logistics, customer service and team management experience in Asia. In addition, she has established good track records of leading medium to large projects including transitioning Customer Service operations and setting up of distribution stock-points' in Malaysia and China.



Paul Fink
Sales Director – Americas
BS (Chem), MA (Chem)

Paul has almost 15 years of experience in the mining and chemical marketplace, including various roles within Rio Tinto. Most recently Paul was leading Speciality Granules, a Standard Industries Company, agriculture business unit.



Sasha Meyer
Mining Operations Director
BS (Mining Eng. and Eng. Mgt)

Sasha brings over 15 years of experience in the mining and manufacturing industry to ioneer. She has direct experience in mine development, construction, and operation phases, where responsibilities have included contract management, team building, employee development and engineering planning for both open pit and underground mines.



Rebecca Sawyer
Environmental & Community Director

Rebecca is responsible for the permitting, compliance, and Tiehm's Buckwheat conservation efforts for the Rhyolite Ridge Project. She has more than 35 years' experience in mining and environmental permitting, most recently as VP Sustainability for Excelsior Mining Corp where she permitted the first new copper mine in the US in 10 years.



Suzanne M. Chennault
Finance Director
BSBA and MBA

Suzanne jointed Ioneer in August 2023 and brings over 35 years of experience in accounting and finance serving in various accounting, financial and senior level executive positions. She has worked for international entities in both the private and public sectors. She has direct experience as Corporate Controller with Allio Gold, Rye Patch Gold, Jipangu International and Gryphon Gold.



Darice Shafer
Logistics Director
BS (Ops Research),
MBA (Supply Chain Concentration)

Darice is responsible for design, contract negotiation, management, and execution of the outbound supply chain functions of the company. She has more than 15 years of mining logistics experience, most recently as the Distribution Manager for Rio Tinto in the Borates and Talc division. Darice also served in the US Air Force and worked as an officer overseeing the Aircraft Maintenance B-2 unit.



Rob Stepper
Process Operations Director
BS (Metallurgical/Materials Eng.)

Robert has more than 35 years of experience in the mining industry. His varied experience includes recovery of precious metals, base metals, mill management, mill start-up, process engineering, and underground and surface mining. Previously he has worked with Newmont, Montana Resources, Stillwater Mining, The Centre for Advanced Mineral & Metallurgical Processing, and was VP/Regional GM Nevada Operations for Coeur Mining.

Directors' Report and Consolidated Financials Statement

Contents

Directors' Report

The directors of Ioneer Ltd present their report together with the consolidated financial statements of Ioneer Ltd ('Ioneer' or the 'Company') and its controlled entities (collectively the Group) for the financial year ended 30 June 2023 and the Auditor's report thereon.

Operating and financial review

The operating and financial review forms part of the Directors' Report and has been prepared in accordance with section 299A of the Corporations Act 2001 (Cth). The information provided aims to assist users to better understand the operations and financial position of the Group. To assist users, financial information included in this review contains non-IFRS financial information.

The principal activity of the Group continues to be the development of the Rhyolite Ridge Lithium-Boron Project (Project) in Nevada, United States of America.

The Group changed its presentation currency from Australian dollars (AUD) to United States dollars (USD) from 1 July 2022. With the exception of the parent entity, all of the Group's entities utilise USD as their functional currency and the major asset of the Group is capitalised exploration and evaluation expenditure relating to the Rhyolite Ridge Lithium-Boron Project located in Western Nevada, USA. As a result, the Group has historically experienced volatility in its financial position and performance as a result of volatility in the applicable AUD:USD exchange rate each period. As the Group plans to raise debt funding denominated in USD and aims to develop and operate the Rhyolite Ridge Project, which would earn revenues and incur expenses almost entirely in USD, the volatility in the consolidated position and performance could significantly worsen due to movements in the AUD:USD foreign exchange rate in the future. In order to reduce this presentation currency translation volatility and provide more comparative financial reporting against US based peer companies, the Board determined with effect from 1 July 2022, that Ioneer will present its consolidated results in US dollars.

Highlights of the financial year ended 30 June 2023

- **Binding Offtake Agreements**
  - Ford Motor Company for 7,000 tpa of lithium carbonate for 5 years
  - Prime Planet Energy & Solutions, a JV between Toyota and Panasonic, for 4,000 tpa of lithium for 5 years
  - Dragonfly Energy for a variable amount of surplus lithium carbonate for 3 years
- **Project Funding**
  - Conditional Commitment for a loan of up to US$700 million from the U.S. Department of Energy
- **Permitting & Environmental**
  - Notice of Intent for Rhyolite Ridge Lithium-Boron Project published in federal register
  - Start of final stage of NEPA process and approval of the Project's Plan of Operations
- **Engineering**
  - On target to be construction ready at Final Investment Decision
- **Resource Update**
  - Mineral Resource increased by 168% to 3.4 Mt lithium carbonate

Summary of performance and financial position

Year ended 30 June	Unit	2023	2022 [1]	Change
Mineral Resource: Measured and Indicated	mt	294.5	126.9	167.6
Inferred	mt	65.7	19.4	46.3
Mineral Resource: Total [2]	mt	360.2	146.3	213.9
Total operating cash flows	US$'000	(8,069)	(9,345)	1,276
Investing cash flows	US$'000	(32,472)	(28,387)	(4,085)
Financing cash flows	US$'000	(225)	75,392	(75,617)
Total change in cash used in the financial year	US$'000	(40,766)	37,660	(78,426)
Net cash	US$'000	52,709	94,177	(41,468)
Capitalised exploration	US$'000	33,579	32,049	1,530
Net assets	US$'000	197,399	203,699	(6,300)
Net loss after tax	US$'000	(6,391)	(8,503)	2,112

(1) Further detail regarding the restatement of the comparative accounts is in note 1 to the financial statements on page 79.
(2) For further detail on Mineral Resources and Ore Reserves refer to Other Information set out on page 110.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Directors' Report
continued

Business strategy

Our Purpose - we exist to enable a sustainable world for all.
Our Mission - we responsibly and profitably provide the materials necessary for realising a sustainable planet.
Our Vision - we see a world in which our global population, our environment and all future generations are thriving.
Our Values - we are imaginative, caring, committed and responsible.

Ioneer's business strategy is focused on developing the 100%-owned Rhyolite Ridge Lithium-Boron Project in Nevada, USA. We believe in an electrified future and the strategic imperative for the USA to develop a domestic battery materials supply chain. We actively promote the development of this battery materials supply chain and look to be a thought leader in this space.

Opportunities

The focus of the Company is developing Rhyolite Ridge. After successfully delivering this Project, Ioneer will pursue other growth initiatives from its existing portfolio (the current estimated resource is open to the north, south and east and does not include the north basin tenements) as well as new opportunities where they are value accretive and where balance sheet capacity exists to support future development.

Material business risks

The following material business risks have been identified as key issues that have the potential to impact the Company's performance:

- Health, safety and environmental risks are of critical importance in ensuring we safely and responsibly build and operate a sustainable business.
- Execution of the Project, including meeting schedule, permitting and budget, could be subject to changes in industry and economic conditions.
- Offtake risk, including volume and price risks associated with the sale of technical grade lithium carbonate and boric acid, counterparty risk and contract terms. Pricing of lithium is likely to be largely subject to the rate of uptake in electric vehicles.
- Continuing access to debt and equity capital markets to fund the Project.
- Sovereign risk relating to the fiscal, tax and regulatory environment in jurisdictions that Ioneer does business.
- Maintaining the Company's social licence to operate by proactively engaging with communities, regulators and other key stakeholders.
- Ensuring our cyber security through the integrity, availability and confidentiality of data within our information and technology systems from either intentional or unintentional disruption ("cyber attack").
- Increasing regulations and costs associated with climate change and management of carbon emissions.
- Managing exposures of physical climate change such as increased frequency of extreme weather events including severe storms, floods, drought and wildfires which could damage Ioneer's future production infrastructure and operations.

Directors qualifications and experience

The following persons were directors of Ioneer Ltd during the whole of the financial year and up to the date of this report. Their qualifications and experience are:

James D Calaway **Executive Chairman** BA (Econ), MA (PP&E) Member of the ESG Committee	James was appointed a director in April 2017 and has served as Chairman since June 2017. He was appointed executive-chairman in July 2020. James was the non-executive chairman of Orocobre Ltd for eight years until his retirement in July 2016. He led Orocobre from early development to become a significant producer of lithium carbonate and a member of the ASX 300. James is currently chairman of Distributed Power Partners Inc (appointed 2014), a US international distributed power development company which is a leader of clustered distributed solar power development. He has also been a chair of several other U.S. corporate boards including the Centre for Houston's Future, and the Houston Independent School District Foundation.
Bernard Rowe **Managing Director** BAppSc (Geology) (Hons) Member of the Project Execution Committee	Bernard was appointed managing director in August 2007. He has more than 25 years' international experience in mineral exploration and mine development. His diverse mineral industry experience includes gold, copper, zinc, diamond, lithium and boron exploration in Australia, Europe, Africa, North America and South America. He led the Company's listing on the ASX in 2007 with a focus on gold and copper exploration in Nevada and Peru. In early 2016 Bernard visited a little-known lithium-boron deposit in southern Nevada – later to be renamed Rhyolite Ridge. He realised the potential opportunity and quickly secured a 12-month option over the Project to give the Company sufficient time to fully assess and evaluate the unique and poorly understood deposit. Bernard is a member of the Australian Institute of Geoscientists, the Society of Economic Geologist and the Geological Society of Nevada.

Alan Davies
Director
B.Bus (Accounting), LLB, LLM

Chair of the Nomination and Remuneration Committee

Member of the Audit & Risk Committee

Member of the Project Execution Committee

Alan joined the board as a non-executive director in May 2017.

He has expertise in running and leading mining businesses with Rio Tinto, most recently as chief executive, Energy & Minerals. Former roles include chief executive, Diamonds & Minerals and chief financial officer of Rio Tinto Iron Ore. Alan held management positions in Australia, London and the US for Rio Tinto's Iron Ore and Energy businesses, and has run and managed operations in Africa, Asia, Australia, Europe and North and South America. He is also a former director Rolls Royce Holdings plc.

He is currently the chief executive officer of the Moxico Resources PLC a Zambian copper and zinc explorer and developer (appointed March 2017). He is also Chairman of Trigem DMCC, a vertically integrated diamond and coloured stone service provider (appointed March 2018).

Alan is a Fellow of the Institute of Chartered Accountants in Australia.

Stephen Gardiner
Director
BEc (Hons), Fellow of CPA Australia

Chair of the Audit & Risk Committee

Member of the Nomination and Remuneration Committee

Stephen joined the board as a non-executive director in August 2022.

He has over 40 years of corporate finance experience at major international companies listed on the ASX, culminating in 17 years at Oil Search Limited including eight years as Chief Financial Officer. Stephen has covered a range of executive responsibilities including corporate finance and control, treasury, tax, audit and assurance, risk management, investor relations and communications, ICT and sustainability. He also served as Group Secretary for ten years while performing his finance roles. Prior to Oil Search, he held senior corporate finance roles at major multinational companies including CSR Limited and Pioneer International Limited, including being based in the US for a period.

Stephen currently serves as a non-executive director of Central Petroleum Limited (appointed July 2021), Stephen holds a Bachelor of Economics from Sydney University and is a Fellow of CPA Australia.

Rose McKinney-James
Director
Juris Doctorate (Antioch School of Law)
BA (Olivet College)

Chair of the ESG Committee

Member of the Nomination and Remuneration Committee

Rose joined the board as a non-executive director in February 2021.

Rose is a Nevada-based expert in environmental business and technology policy, renewable and clean energy advocacy, and sustainable development.

She directed the Department of Business and Industry, Nevada's largest state agency and was recognised for her innovation providing efficient and advanced services to the Nevada business community. As the former CEO of CSTRR, a solar and renewable energy company, she is credited with authoring the strategy to fast track the integration of renewable resource into utility energy portfolios. Rose also is the former Commissioner, Nevada Public Service Commission.

Rose currently serves as a non-executive director of MGM Resorts International (appointed 2005), Toyota Financial Savings Bank (appointed 2006), the Energy Foundation (appointed March 2015) and the American Council of Renewable Energy (appointed September 2020).

Margaret R Walker
Director
B. Chemical Engineering (Texas Tech University)
Fellow NACD

Chair of the Project Execution Committee

Member of the Audit & Risk Committee

Margaret joined the board as a non-executive director in February 2021.

Margaret is a chemical engineer with significant experience working across the chemical, engineering and construction sectors. She spent 36 years at NYSE-listed Dow Chemical Co, including six years (2004-2010) as Vice President Engineering and Technology Centers. Her experience spans operations, engineering, supply chain and business leadership.

Margaret currently serves as a non-executive director of Methanex Corporation (appointed April 2015), and the board of Independent Project Analysis, Inc, a privately held firm that drives improvement in capital performance (appointed January 2011).

Margaret holds a Bachelor of Science in Chemical Engineering from Texas Tech University, and in 2018 became a National Association of Corporate Directors Board Leadership Fellow.

Company secretary

Mr Ian Bucknell
B.Bus (Accounting), FCPA, GAICD

Ian joined Ioneer in November 2018 as Chief Financial Officer and became Company Secretary in April 2019.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Directors' Report
continued

Chief Financial Officer and Company secretary	Ian is responsible for the finance, investor relations, IT and company secretarial functions of the Company. He has more than 20 years of international resource sector experience, most recently as Chief Financial Officer and Company Secretary of AWE Limited and previously held the position of Chief Financial Officer of Drillsearch Energy Limited.

Directors' interests in shares, options and performance rights

Directors' interests in shares, options and performance rights (PRs) as at 30 June 2023 and at the date of this report are set out in the table below:

Director	Shares held At 30 June 2023	Options held At 30 June 2023	PRs held At 30 June 2023	Shares held At report date	Options held At report date	PRs held At report date
James D Calaway	56,333,076	1,010,830	2,044,963	56,333,076	1,010,830	2,044,963
Bernard Rowe	65,062,193	-	6,112,050	67,112,580	-	2,750,760
Alan Davies	3,996,559	1,010,830	71,449	3,996,559	1,010,830	71,449
Stephen Gardiner	-	-	271,449	-	-	271,449
Rose McKinney-James	46,407	-	371,449	-	-	371,449
Margaret R Walker	126,407	-	371,449	-	-	371,449

Directors' meetings

Director's attendance at Directors' meetings are shown in the following table:

Directors	Board Mtgs eligible to attend	Board Mtgs attended	Audit & Risk Mtgs eligible to attend	Audit & Risk Mtgs attended	Remuneration Mtgs eligible to attend	Remuneration Mtgs attended	Project Execution Mtgs eligible to attend	Project Execution Mtgs attended	ESG Mtgs eligible to attend	ESG Mtgs attended
James D Calaway	4	4	-	-	-	-	-	-	3	3
Bernard Rowe	4	4	-	-	-	-	2	2	-	-
Alan Davies	4	3	3	2	3	2	2	2	-	-
Stephen Gardiner	3	3	3	3	2	2	-	-	-	-
Rose McKinney-James	4	4	-	-	3	3	-	-	3	3
Margaret R Walker	4	3	3	3	-	-	2	2	-	-

Committee membership

As at the date of this report, the Company had an audit and risk committee, a remuneration committee, a project execution committee, and an ESG committee.

Members on the committees of the board at the end of the financial year are:

Director	Audit & Risk	Nom & Rem	Project Execution	ESG
James D Calaway				1
Bernard Rowe			1	
Alan Davies	1	1 *	1	
Stephen Gardiner	1 *	1		
Rose McKinney-James		1		1 *
Margaret R Walker	1		1 *	

(1) Chairs of each committee are denoted by an asterisk. They are all independent non-executive directors.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Indemnification and insurance of directors and officers

Indemnification

The Company has not, during or since the end of the financial period, in respect of any person who is or has been an officer of the Company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

Insurance premiums

During the financial period the Company has paid premiums to insure each of the directors and officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director or officer of the Company, other than conduct involving a wilful breach of duty in relation to the Company. The premiums paid are not disclosed as such disclosure is prohibited under the terms of the contract.

Remuneration report

The remuneration report set out on pages 52 to 74 forms part of the Directors Report for the year ended 30 June 2023.

Corporate governance statement

Details of the Company's corporate governance practices are included in the Corporate Governance Statement set out on the Company's website.

Dividends

No dividend has been proposed or paid since the start of the year.

Shares – issued and unissued

	30 June 2023 Number	30 June 2022 Number
Issued shares	2,098,818,267	2,091,299,420
Unissued shares:		
Options	4,369,643	4,369,643
Performance rights	31,470,849	31,227,386

Since the end of the financial year the following additional shares, options or performance rights have been granted:
- 10,594.522 Performance rights have vested, and new shares issued.
- 12,641,670 Performance rights have been granted (including deferred 2023 STI and retention on employment awards).

Environmental performance

The Group holds exploration licences issued by the relevant government authorities which specify guidelines for environmental impacts in relation to exploration activities. The licence conditions provide for the full rehabilitation of the areas of exploration in accordance with regulatory guidelines and standards. There have been no known breaches of the licence conditions.

In late December 2022, it was announced that the Rhyolite Ridge Project had advanced into the final stage of federal permitting with the decision by the U.S. Bureau of Land Management (BLM) to publish a Notice of Intent (NOI) in the Federal Register. This marked a major milestone toward the completion of the National Environmental Policy Act (NEPA) process and approval of the Project's Plan of Operations ("Plan").

The Plan is the foundational permitting document for the Project and will become the basis for compliance during operations and closure. Ioneer commenced work on the Plan almost four years ago. The latest revised Plan was submitted to the BLM in July 2022. Under the revised Plan, there are no Project-related direct impacts to any of the subpopulations of Tiehm's buckwheat.

Publication of the NOI marks the beginning of the public review and comment phase of the NEPA process, starting with a public comment period on the scope of the environmental review. The Environmental Impact Statement (EIS) contractor Stantec, the BLM, and other cooperating government agencies will use comments received during scoping and resource information gathered by Ioneer to prepare the EIS. The Plan will be updated to reflect the outcomes of the NEPA review before it is finalised.

Directors' Report
continued

The NEPA process culminates in the BLM's Record of Decision (ROD), which represents the Department of Interior's final decision on Ioneer's application for an approved Plan of Operations. An approved Plan will allow the Company to commence construction of the Rhyolite Ridge Project. The Company's current best estimate is that a ROD could be received in 1Q 2024.

Audit and non-audit services

The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* forms part of this report and is set out on page 51.

Matters subsequent to the end of the financial period

Other than where stated at Note 9.5 to the Financial Statements, there were at the date of this report no matters or circumstances which have arisen since 30 June 2023 that have significantly affected or may significantly affect:

- the operations of the Company,
- the results of those operations, or
- the state of affairs of the Company.

Rounding

The amounts contained in the directors report have been rounded to the nearest $1,000 (where rounding is applicable) where noted ($'000) under the option available to the Company as provided in ASIC Corporations (Rounding in Financial / Directors' Report) Instrument 2016/191. The Company is an entity to which this legislative instrument applies.

Signed at Sydney this 20th day of September 2023 in accordance with a resolution of the Directors.



James D Calaway
Executive Chairman

Bernard Rowe
Managing Director

Auditor's Independence Declaration



Ernst & Young
200 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
ey.com/au

Auditor's independence declaration to the directors of Ioneer Ltd

As lead auditor for the audit of the financial report of Ioneer Ltd for the financial year ended 30 June 2023, I declare to the best of my knowledge and belief, there have been:

a. No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit;

b. No contraventions of any applicable code of professional conduct in relation to the audit; and

c. No non-audit services provided that contravene any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Ioneer Ltd and the entities it controlled during the financial year.

Ernst & Young

Scott Nichols
Partner
Sydney
20 September 2023

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Remuneration Report

1. Letter from Committee Chair

Dear fellow shareholders,

On behalf of the board, I am pleased to present the FY2023 remuneration report for Ioneer Ltd ("Ioneer" or the "Company").

Changes to the Board and KMP executives

On 4 July 2022, Mr Julian Babarczy resigned as a non-executive director. Mr Babarczy was previously the Audit and Risk Committee chair and a member of the Nomination and Remuneration Committee.

On 25 August 2022, Mr Stephen Gardiner was appointed as a non-executive director. In addition, Mr. Gardiner was appointed chair of the Audit and Risk Committee and a member of the Nomination and Remuneration Committee.

Effective 1 September 2022, Mr Chad Yeftich was promoted to the role of Vice President Corporate Development and External Affairs within the executive KMP.

FY2023 STI Performance

In FY2023 the executive KMP STI scorecard that met or exceeded the Board's expectations included:

- the signing of a US$700 million conditional loan agreement with the U.S. Department of Energy Loans Program Office,
- the finalisation of lithium offtake agreements with the Ford Motor Company, Prime Planet Energy & Solutions (Toyota Motor Corporation and Panasonic Corporation), and Dragonfly Energy,
- a 168% increase in Ioneer's Mineral Resource,
- a strategic sulphur supply agreement for 100% of Ioneer's estimated sulphur needs, and
- advancing into the final stage of federal permitting with the decision by the U.S. Bureau of Land Management (BLM) to publish a Notice of Intent (NOI) in the Federal Register.

Vital work was progressed on other critical fronts including:

- the continuing optimisation of various mine plans,
- developing and implementing the Company's ESG strategy,
- continued engineering designs to ensure construction readiness at FID,
- managing spend within defined budgets, and
- developing policies, processes and systems to support construction and future operations.

During the year, Ioneer was made aware of a Notice of Trespass (NOT) on a permit issued by the BLM for geotechnical drilling. The Board's review and assessment of performance throughout the year had regard for the nature of the trespass, its seriousness, and implications. As a consequence, the Board exercised its discretion to make a downward adjustment of 10% for executive KMP with direct accountability, and 5% for all other executive KMPs.

While most objectives were met or exceeded, we continued to face delays, especially in the timing of the federal permitting and in the timing of the transfer of water rights. Overall, the Board assessed the performance of the Ioneer team as largely exceeded expectations in areas they could control, with critical progress made in permitting.

STI outcomes for FY2023 for executive KMP ranged from 115% to 120% of target opportunity – refer to section 4.4.2 for details of individual outcomes.

LTI Performance

LTI performance targets set in 2020 focused on incentivising the team to pre-sell products, achieve construction and start-up, and to measure performance against a comparator group of companies. Over the three-year performance period, the Project has faced unexpected headwinds in the form of a global pandemic and various challenges that resulted in federal permitting delays. For these reasons, multiple aspects of the 2020 LTI scorecard did not achieve threshold performance requirements. This included Health, Safety, Environment and Community performance, project construction expenditures, and production levels.

The Company did, exceed the maximum goal for forward sales, signing offtake agreements for 80% of product produced in the first 3 years of operation and met a minimum threshold of share price performance compared to peers.

The Board did not exercise any discretion in respect of these LTI outcomes as it was believed the outcomes appropriately balance employee rewards with shareholder experience.

Executive KMP incentive outcomes

A detailed review of FY2023 STI goals and performance outcomes was undertaken by the Board (see section 4.4.2). The executive KMP FY2023 STI award was 60% of maximum. This outcome was primarily based on outperformance of the funding goal, completion of lithium offtakes, and the 168% increase in Mineral Resources.

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APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

The 2020 LTI performance rights (PRs) vested at 17.5% of maximum opportunity. As noted above, components of the LTI scorecard critical to value were not met due to unexpected headwinds resulting in Project delays. These headwinds were largely outside the Project team's control but have weighed on shareholder value as of the end of the three-year 2020 LTI performance period. Consequently, 82.5% of the LTI opportunity did not vest. The Nomination and Remuneration Committee and the Board considered the percentage of PRs approved for vesting appropriately aligned with shareholder outcomes over the period. Hence, no discretion to over-ride vesting outcomes was judged necessary. The 2020 time-based PRs, based on U.S. market practice in lieu of a cash alternative, are aligned with shareholder interests, assist in retaining key people and at grant comprised around 8% of maximum remuneration opportunity.

Overall, the Board determined that FY2023 rewards were appropriate given the significant results that will result in achieving future critical milestones and that long-term rewards are aligned with shareholder experience and consistent with performance.

Incentive framework changes

There were no changes to the annual STI or LTI incentive framework for FY2023. The majority of the executive KMP remuneration framework is contingent on performance.

Post the FY2023 performance period, an executive incentive claw-back policy was adopted that enables the Company to recover STI and LTI incentive awards for circumstances of material restatements associated with incentive compensation targets, restatements of financial reporting and serious individual misconduct. This policy was adopted to meet shareholder expectations and market exchange requirements in the U.S.

Board fees

No changes were made to board fees.

I trust that you find the remuneration report is informative and explains any queries you have. Any further questions are welcomed and will be encouraged at the upcoming Annual General Meeting.

Alan Davies
Chair, Nomination & Remuneration Committee

Key terms used in this report

Act	Corporations Act 2001 (Cth)	**LTI**	Long-term incentive
AGM	Annual General Meeting	**MD**	Managing director
ASX	Australian Securities Exchange	**NED**	Non-executive director
FID	Final Investment Decision	**PRs**	Performance Rights
FY	Financial Year	**SRs**	Share Rights
INR	Ioneer	**Equity Plan**	Equity Incentive Plan
KMP	Key management personnel	**STI**	Short-term incentive

Remuneration Report
continued

2. Introduction

The directors of Ioneer Ltd present the Remuneration Report (the Report) for the Company for the year ended 30 June 2023. The Report forms part of the Directors' Report and has been prepared and audited in accordance with Section 300A of the Australian *Corporations Act 2001* (the Act).

This Remuneration Report which forms part of the Directors' Report outlines the remuneration strategy, framework and practices adopted by the consolidated entity in accordance with the requirements of the Act and its regulations. This information has been audited as required by section 308 (3C) of the Act.

2.1. Key Management Personnel

Key management personnel (KMP) covered in this report are detailed below (See pages 40 and 41 for details of each director and executive):

Table 1: Key Management Personnel

Name	Position Held	Tenure
Executive Directors		
James D Calaway [1]	Executive chairman	Appointed 5 April 2017
Bernard Rowe	Managing director	Appointed 23 August 2007
Non-Executive Directors		
Julian Babarczy	Non-executive director	Appointed 1 June 2020 Retired 4 July 2022
Alan Davies	Non-executive director	Appointed 23 May 2017
Stephen Gardiner	Non-executive director	Appointed 25 August 2022
Rose McKinney-James	Non-executive director	Appointed 1 February 2021
Margaret R Walker	Non-executive director	Appointed 1 February 2021
Executives		
Ian Bucknell	Chief financial officer & company secretary	Appointed 14 November 2018
Ken Coon	Vice president human resources	Appointed 1 July 2019
Yoshio Nagai	Vice president commercial sales & marketing	Appointed 1 August 2019
Matt Weaver	Senior vice president engineering & operations	Appointed 28 November 2017
Chad Yeftich	Vice president corp. development & external affairs	Appointed 1 September 2022

(1)   Mr Calaway assumed an executive role on 1 July 2020.

3. Remuneration governance

3.1 Nomination & Remuneration Committee

Remuneration governance is overseen by the Nomination & Remuneration Committee. The Committee is a committee of the Board established in accordance with the Company's constitution and authorised by the Board to assist it in fulfilling its statutory, fiduciary, and regulatory responsibilities.

The ASX Corporate Governance Council's "Corporate Governance Principles and Recommendations" (ASX Recommendations) recommend that the Company has formal and rigorous processes for the appointment and reappointment of directors to the Board. The Committee was established to assist the Board by undertaking the roles and exercising the responsibilities set out in the Nomination & Remuneration Committee Charter. A copy of this Charter is available on the Company's website.

The Committee aims to bring transparency, focus and independent judgment to these roles. The Committee will review and make recommendations to the Board on matters relevant to these roles and responsibilities, and as required to satisfy the Corporations Act, ASX Recommendations and ASX Listing Rule requirements relevant to these roles and responsibilities. The Committee currently comprises the following independent non-executive directors:

- Alan Davies (Chairman);
- Stephen Gardiner (Appointed 25 August 2022); and
- Rose McKinney-James.

3.2 Remuneration advisors

The Nomination and Remuneration Committee engages external advisors as required. External advisors provide advice on market remuneration levels and mix, market trends, incentives and performance measurement, governance, taxation and legal compliance.

None of the Committee's engagements with remuneration advisors were for work that constituted a remuneration recommendation for the purposes of the Australian *Corporations Act 2001*.

3.3 Share trading policy

The Ioneer Securities Trading Policy applies to all NEDs, executives and employees. The policy prohibits employees from dealing in Ioneer securities while in possession of material non-public information relevant to the Company.

Executives must not enter into any hedging arrangements over unvested equity under the Company's equity plan. The Company would consider a breach of this policy as gross misconduct, which may lead to disciplinary action and potentially dismissal.

4. Executive Remuneration

4.1 Remuneration strategy

The principles of the Ioneer remuneration policy are to:

- attract, retain and motivate directors, executives and employees who will create value for shareholders by providing remuneration packages that are aligned with shareholder interests, are equitable and externally competitive;
- provide a remuneration balance weighted toward risk and return to align with shareholders;
- clearly align short and long-term company objectives to financial awards;
- be fair and appropriate having regard to the performance of the Company and the relevant director, executive or employee and the interests of shareholders;
- conserve cash in the development phase of the business by granting equity in lieu of cash where appropriate; and
- comply with relevant legal requirements.

4.2 Relationship with company performance

The Ioneer executive compensation framework provides for fair, competitive remuneration that aligns potential rewards with the Company's objectives while being transparent to shareholders. We are a Company with a single, pre-development project, with most of our people in the U.S. The framework is aligned with U.S. standards. Typically, this means proportionately less cash and higher equity than the Australian market standard, with some of the equity contingent on service to make up for the relatively low cash proportion. Performance objectives for STI and equity vesting are set such that achievement would accelerate development during our current pre-production phase for higher shareholder value. This means that the value of remuneration realised at vesting is highly aligned with the value realised by investors.

Key remuneration elements are reviewed annually to determine appropriate awards based upon factors such as individual performance, Company results and competitive benchmark survey data. The following is a brief description of the approach for each element:

- **Base salary** is reviewed annually and adjusted for individual performance and benchmarks that may be reviewed from time to time to ensure competitiveness.
- **Short term incentives** are reviewed annually with awards granted based upon individual performance and Company results. STI targets are benchmarked from time to time to ensure competitiveness. STIs may range from 0 to 200% of target. The Board reserves the right to grant STI outcomes greater than 200% of target for exceptional contributions to Company objectives, as well as exercise negative discretion when formulaic outcomes do not align with the shareholder experience. As part of a program that covers all employees, executives are encouraged to receive the STI in PRs as by opting to do so, they will receive an additional 20% in STI value. The PRs are deferred for a year to encourage retention, conserve cash, and enhance alignment with shareholders.
- **Equity grants** are reviewed annually. The Board has a current practice of granting a ratio of 60% performance-based PRs and 40% time-based PRs. A key risk for Ioneer is not being able to attract and retain qualified and experienced U.S. executives. The remuneration framework needs to have full regard for U.S. market standards, optimal shareholder alignment and cash conservation.
  - o Performance-based PRs make up 60% of the annual target grant value. The final vesting may range between 0% to 200% of grant based on achievement of a scorecard of business objectives suited to the Company's current pre-production phase, such that if all were achieved, they would add substantially to market value.
  - o Time-based PRs make up 40% of the annual target grant value, equivalent to 25% of maximum potential grant value. Vesting is based on the executive remaining employed to the vesting date. The grant aligns employees with

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Remuneration Report
continued

shareholders, conserves cash that would otherwise have to be used for higher salaries and meets U.S. market standards.

4.3   Remuneration framework

Remuneration information is derived from relevant remuneration surveys conducted by independent third parties. Remuneration is benchmarked against a peer group of direct competitors and a sector peer group.

Ioneer's remuneration framework and executive reward strategy provides a mix of fixed and variable remuneration with a blend of short-term incentives and long-term equity grants. The key elements of the remuneration packages are as follows:

- **Fixed (TFR):** Annual base salary.
- **Short-term incentive (STI):** Remuneration for performance measured over one year or less, including any deferred amounts.
- **Equity incentive grants:** Equity granted under shareholder approved equity plans.
- **Post-employment benefits:** superannuation contributions and similar retirement benefits savings for non-Australian executives.

At maximum, the remuneration mix is as follows:



Figure 1: Executive KMP remuneration mix at maximum

4.3.1   Base Salary

Base salary is reviewed annually and adjusted based upon individual performance and competitive benchmarks that may be reviewed from time to time to ensure competitiveness.

Adjustments to base salary were agreed for all executive KMP to standardise their base salaries to benchmarked comparatives. The base salaries for FY2023 are approved by the Board on the recommendation of the Nomination and Remuneration Committee and are as follows:

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Table 3: Executive KMP Base Salary

Base salary [1]	% Increase	30-Jun-23		30-Jun-22	
		A$	US$	A$	US$
James D Calaway	0%		300,000	-	300,000
Bernard Rowe	0%	536,000	-	536,000	-
Ian Bucknell	4%	400,000	-	384,000	-
Ken Coon	3%	-	250,000	-	242,000
Yoshio Nagai	3%	-	265,000	-	257,500
Chad Yeftich [2]	n/a		270,000	-	-
Matt Weaver	4%	-	305,000	-	293,500

(1) Base salaries are shown in the above table at contract amounts, where KMP have not worked a full year or superannuation caps have been met and excess amounts taken as salary, it will not agree to Table 16: Statutory Remuneration.
(2) Chad Yeftich promoted to an executive position from 1 September 2022.

4.3.2 Short-Term Incentive (STI)

Executive KMP can earn an annual STI based on a percentage of their base salary. The STI percentage increases with seniority to ensure a higher proportion of remuneration is "at risk" for more materially accountable employees.

The table below presents the features and approach for the Ioneer STI plan.

Table 4: Ioneer STI plan

Feature	Approach
Purpose	Align team and individual performance and behaviours with annual Group objectives. Provide individuals with a competitive market position for total reward (i.e. variable and fixed pay components).
Eligibility	Those considered for participation in the program must be able to impact the performance of their own work area, their business or function and contribute to the Group's overall performance.
Form of payment	The default payment is cash, however in FY2023 executive KMP, other than the executive chairman and Managing Director, did not have the option of being paid in cash but received the STI award as equity (PRs) deferred for 12 months with a 20% uplift. The Executive chairman and Managing Director's STI awards issued on the same terms, are subject to shareholder approval at the Annual General Meeting in November. Ordinarily, executive KMP can elect to receive STI awards as cash or equity (PRs) deferred for 12 months, as part of an STI conversion program that covers all employees. If an employee elects to receive all or a part of an STI award in PRs instead of cash, Ioneer will grant an additional 20% in value. This encourages greater alignment with shareholders, increases retention, and conserves cash.
Opportunity	The maximum STI opportunity as a percentage of base salary for the executive KMP are as follows: Executive chairman: 120% Managing Director: 160% Senior Vice President Engineering & Operations: 100% Chief Financial Officer and Company Secretary: 100% Vice President Human Resources: 80% Vice President Commercial Sales & Marketing: 80% Vice President – Corporate Development and External Affairs: 80% Target STI opportunity is half of the maximum STI opportunity.
Performance period	1 year, 1 July to 30 June
Performance measures	Annual executive KMP performance is set and assessed based upon a set of key targets that directly affect shareholder value and are directly linked to the Ioneer Strategic Plan. Each scorecard goal is measured, weighted according to its importance, and assessed quantitatively. At the start of each year, the Board determines hurdles with base and maximum target levels of performance which form the STI goal. The target levels of performance set by the Board are challenging and are driven by an annual target setting exercise and longer-term strategic objectives. Achievement of base target levels of performance delivers the payment of 50% of STI maximum opportunity. Payments from target threshold to maximum opportunity are on a straight-line basis consistent with the level of performance attained.
Board discretion	The Board reserves the right to grant above 200% of target STI for truly exceptional contributions to the business or to exercise negative discretion if the formulaic outcome does not accord with the shareholder experience, behaviours not consistent with the Company's code of conduct, reputational damage, safety or environmental expectations, or the Board's overall assessment of performance on a holistic basis.

Remuneration Report
continued

Feature	Approach
Treatment on termination	If the executive is deemed a good leaver, STI is rewarded on a pro rata basis for time served. PRs lapse if an employee resigns.

Details of the STI scorecard are disclosed in the table below. The STI scorecard is reflective of Ioneer's current stage of development in obtaining approval for environmental permits, obtaining the necessary funding and preparing the Company to take a Final Investment Decision and begin construction on the Project.

Table 5: STI scorecard for FY2023

Measure	Description	Threshold	Stretch	Individual Weighting	Category Weighting
Permitting & ESG	National Environmental Policy Act review process	Draft Environmental Impact Statement	Final Environmental Impact Statement	30%	40%
	Tiehm's buckwheat conservation and propagation	Operational greenhouse and 350 new seedlings	750 new seedlings	5%	
	Develop ESG structures	Protocol development	Succinct ESG communications to stakeholders	5%	
Funding & Spend	Finalise Department Of Energy (DOE) loan process	Conditional Term-sheet for material amount of DOE targeted debt	Conditional Term-sheet for significantly all DOE targeted debt	20%	25%
	Spend to budget	At budget	<5%	5%	
Engineering Progress	Construction ready engineering	75% completion	80% completion and FID cost estimate	3%	15%
	Southern drill program	Fully executable plan and resources	N/A	3%	
	Optimized Mine Plan	Fully executable and economic	N/A	3%	
	Expansion Options Defined	Resource defined and review package developed	Economics identified	3%	
	Sulphur and Soda Ash Agreements	50% binding MOU	100% binding MOU	3%	
Sales & Marketing	Finalise Strategic Offtake Agreements and Sign Nevada Lithium Industry Offtake	>15 tpa	NV offtake and optimisation of boric acid sales plan	10%	10%
Business Readiness	Development of Policies, Processes and Systems	80% progress Vs plan	100% progress Vs plan	5%	10%
	Transfer Water Rights	Transferred	N/A	5%	

4.3.3   Long-Term Incentive (LTI) Equity Grants

The executive KMP LTI equity grant comes in 2 parts, a performance-based PR grant and a time-based PR grant. The tables below present the features and approaches for both components of the grant. Note, these performance rights were yet to be granted at 30 June 2023.

4.3.3.1 Performance-based LTI PRs

Table 6 presents the terms and conditions of the performance-based PRs for 2023.

Table 6: 2023 performance-based LTI PRs

Feature	Approach
Purpose	To align executive accountability and remuneration with the long-term interests of shareholders by rewarding for the delivery of sustained performance.
Participants	All executive KMP and senior management members.
	The Board may at its discretion make invitations to or grant awards to eligible persons. Eligible persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.

Feature	Approach
Instruments issued	Performance rights (PRs) to acquire ordinary shares in the Company for nil consideration. Within 30 days after the vesting date in respect of a vested instrument, the Company, at its discretion only, must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.
Allocation value	10-day VWAP prior to start of the performance period
Maximum value	The maximum number of performance-based PRs that can vest is based on the following percentage of base salaries: Executive Chairman: 72% Managing Director: 120% Chief Financial Officer and Company Secretary: 72% Vice President Human Resources: 48% Vice President Commercial Sales & Marketing: 48% Senior Vice President Engineering & Operations: 84% Vice President Corporate Development and External Affairs: 60%
Performance period	3 years
Performance measurement date	30 June 2026
Vesting Date	1 July 2026
Performance measures	Annually Executive KMP performance targets are set and then assessed on a range of key measures that are critical to shareholder value and are directly linked to the Ioneer Strategic Plan. At this point in the Rhyolite Ridge Project, targets are focused on moving through the Project's objectives of permitting, engineering, funding and construction. Each scorecard measure is measured, weighted according to its importance, and is assessed objectively. At the grant date, the Board determines the hurdles and minimum, target and maximum levels of performance which form the LTI scorecard. The target levels of performance set by the Board are challenging and are driven by an annual goal setting exercise and the longer-term strategic plan. Achievement of target levels of performance delivers the payment of 50% of LTI maximum opportunity. Payments from threshold to maximum opportunity are on a straight-line basis consistent with the level of performance attained. Details can be found in Table 7.
Acquisition of performance rights	The PRs are issued by the company and held by the participant subject to the satisfaction of the vesting conditions. The number of PRs held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure. If the PRs vest, executives receive newly issued shares or shares acquired on market.
Treatment of dividends and voting rights	Unvested PRs do not have voting rights or accrue dividend benefits.
Restriction on hedging	Hedging of PRs by executives is not permitted
Treatment on termination	If the executive is deemed a good leaver, PRs are prorated for time served. PRs lapse if an employee resigns.
Board Discretion	The board may apply up or down discretion as appropriate. The Company may adjust downwards the number of performance-based PRs where there has been a material negative misstatement of results to align executive awards with shareholder outcomes.
Minimum Share ownership	Executive KMP are expected to achieve a minimum share ownership in the Company over a 5-year period. The minimum level for the Managing Director is 5 times his base salary. The minimum level for other executives is 3 times their base salaries.
Change of control	Vesting is subject to board discretion, taking into account performance to the date of change in control.

Details of the scorecard are disclosed in the table below. The scorecard reflects the Company's desire to move through initial project phase, into construction and, in time, production.

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CORPORATE DIRECTORY

ioneer

Remuneration Report
continued

Table 7: 2023 performance-based LTI PRs scorecard

Measure	Weighting
Assumes Construction & Startup	
ESG performance (Environment, Health & Safety, Community).	20%
Construction delivery compared to schedule at FID.	20%
Construction spend compared to budget at FID.	10%
Not tied to ROD, FID & construction	
INR shareholder return compared to competitors. The competitors are: Vulcan Energy Resources, Core Lithium, Lake Resources, Sigma Lithium, Sayona Mining, Liontown Resources, American Lithium, Frontier Lithium Inc, Standard Lithium, Lithium Americas Corp, Piedmont Lithium, Pilbara Minerals, and Critical Elements Lithium.	30%
Growth – Increase Measured and Indicated LCE Resource at 30 June 2023 by 10%.	20%

4.3.3.2 Time-based LTI PRs

Table 8 presents the terms and conditions of the time-based PRs in the Equity Plan for 2023.

Table 8: 2023 time-based LTI PRs

Feature	Approach
Purpose	To provide equity in lieu of cash salary for shareholder alignment, cash conservation, consistency with non-KMP employee remuneration, and consistency with market practice.
Participants	All executive KMP and senior management members The Board may at its discretion make invitations to or grant awards to eligible persons. Eligible persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.
Instruments issued	PRs to acquire ordinary shares in the Company for nil consideration. Within 30 days after the vesting date in respect of a vested instrument, the Company, at its discretion only, must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.
Allocation value	10-day VWAP prior to start of the performance period
Value at grant	The time-based PRs granted as a percentage of base salary for the executive KMP are as follows: Executive Chairman: 24% Managing Director: 40% Chief Financial Officer & Company Secretary: 24% Vice President Human Resources: 16% Vice President Commercial Sales & Marketing: 16% Senior Vice President Engineering & Operations: 28% Vice President Corporate Development & External Affairs: 20%
Service period	3 years
Service measurement date	30 June 2026
Vesting Date	1 July 2026
Acquisition of PRs	The PRs are issued by the Company and held by the participant subject to the satisfaction of the vesting conditions. The number of instruments held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure. If the PRs vest, executives receive newly issued shares.
Treatment of dividends and voting rights	Unvested PRs do not have voting rights or accrue dividend benefits.
Restriction on hedging	Hedging of PRs by executives is not permitted
Treatment on termination	If the executive is deemed a good leaver, PRs are prorated for time served. PRs lapse if an employee resigns.
Adjusting Awards	The Company may adjust downwards the number of time-based PRs where there has been a material negative misstatement of results to align executive awards with shareholder outcomes.

Feature	Approach
Minimum Share ownership	Executive KMP are expected to achieve a minimum share ownership in the Company over a 5-year period. The minimum level for the Managing Director is five times base salary. The minimum level for other executives is three times base salaries.
Board Discretion	The board may apply discretion as appropriate.
Change of control	Vesting is subject to board discretion, taking into account performance to the date of change in control.

4.4 Performance and remuneration outcomes for 2023

4.4.1 Company performance

Table 9: Historical Financial Performance

	2023	2022	2021	2020	2019
Net Loss after tax (US$)	(6,391,492)	(8,502,400)	(14,032,302)	(3,700,458)	(675,623)
Basic loss per share (US CPS)	(0.305)	(0.422)	(0.803)	(0.232)	(0.046)
Diluted loss per share (US CPS)	(0.305)	(0.422)	(0.803)	(0.232)	(0.046)
Dividends per share	-	-	-	-	-
Closing share price (A$)	0.34	0.41	0.35	0.13	0.135
5-year TSR	(5.56%)	182.76%	600.00%	3150.00%	410.50%



Figure 2: Ioneer total shareholder return against the S&P ASX200 Index

Remuneration Report
continued

4.4.2   Annual performance and STI outcome

At the end of the FY2023 performance period, a thorough assessment of performance outcomes relative to established targets was undertaken. The below table reflects this assessment and the translation into STI awards.

Table 10: FY2023 STI scorecard outcome

Measure	Outcome as % of target		Outcome as % of Maximum	
Permitting Progress (40%):				
Progress of NEPA Review (30%): During FY2023 significant permitting progress has been realized with anticipation of ROD being received in Q1 CY2024. As of year-end FY2023, Ioneer permitting efforts resulted in excellent progress toward Draft Environmental Impact Statement (DEIS) stage, which is anticipated shortly after year-end FY2023.	DEIS	🟢🔴	FEIS	🔴
Tiehm's buckwheat conservation and propagation (5%): Greenhouse construction finalized and operational with opening ceremonies taking place in May 2023. Viable seedlings, of 300, have fallen just short of 350 goal.	Operational greenhouse & 350 new seedlings	🟢🔴	750 new seedlings	🔴
ESG structures (5%): TSM/ISO elements have been developed, reviewed and implemented. ESG strategy is being developed, ESG communications are included in quarterly corporate results and ESG advisory groups have been engaged.	Protocol Development	🟢	Succinct ESG communications to stakeholders	🟢🔴
Project Funding and Spend (25%):				
Funding solutions (20%): DOE LPO conditional debt for anticipated debt achieved.	Conditional Term-Sheet for material amount of DOE targeted debt	🟢	Conditional Term-Sheet for significantly all DOE targeted debt	🟢
Spend to budget (5%): Spending levels compared to approved FY2023 budget.	At budget	🟢	<5% budget	🟢🔴
Engineering Progress (15%):				
Construction Ready Engineering (3%): Fluor undertook additional review of Piping & Instrumentation Diagrams (P&IDs) for greater assurance and even with this additional review ~70% of engineering designs are ready for construction. A draft Class II estimate was delivered early July 1.	75% Complete	🟢🔴	80% Complete & class II cost estimate	🟢🔴
Southern Drill Program (3%): Well ahead of established goal with geo-tech drill programs taking place in late CY2022 and additional drilling currently underway.	Fully executable plan & resources	🟢	Not applicable	⚪
Optimised Mine Plan (3%): Various mining options have been evaluated and viable projects economics evaluated which are economically executable.	Fully executable and economic	🟢	Not applicable	⚪
Expansion Options Defined (3%): South Basin expansion assessment complete and announced to market - reflecting significant increase in Resources and future opportunities. North Basin review package developed and reviewed, reflecting significant future potential.	Resource defined and package reviewed	🟢	Economics identified	🟢
Sulphur and Soda Ash Agreements (3%): Strategic Sulphur supply agreement with Shell achieved and extended to Shell Lubricants. MOU with Soda Ash supplier is pending the supplier's signature. Note the Soda Ash agreement is of substantially lesser value.	50% binding MOU	🟢	100% binding MOU	🟢🔴
Sales and Marketing (10%):				
Offtake (10%): Finalize lithium offtake agreements – Announced offtakes with Ford, PPES and EcoPro. Support Nevada Li industry by signing one or more binding offtake agreements with Nevada based Li customers – Signed offtake with Dragonfly. Completed optimisation plan for boric acid,	>15K tpa lithium offtake	🟢	NV Offtakes & Optimize boric acid sales plan	🟢
Business Readiness (10%)				
Policies, Processes and Systems (5%): During FY2023 308 of 342 (90%) of planned policies and processes were written and approved. System implementations included a new Board of Directors portal, Training Platform, and Ioneer Intranet.	80% Progress Vs plan	🟢	100% progress Vs plan	🟢🔴
Transfer Water Rights (5%): Transfers from key property holders are underway with State agencies.	Transferred	🔴	Not applicable	⚪

Table 11 provides the calculated outcome for each measure in the FY2023 STI scorecard.

Table 11: Overall FY2023 STI scorecard outcome

Measure	Weighting	Outcome as a % of		Weighted Outcome		Total
		Target	Stretch	Target	Stretch	
Environmental Permitting Progress	40%	59%	6%	23.6%	2.4%	26%
Funding	25%	100%	90%	25.0%	22.5%	48%
Lithium Offtake	10%	100%	100%	10.0%	10.0%	20%
Engineering Progress	15%	95%	45%	14.3%	6.8%	21%
Business Readiness	10%	75%	25%	7.5%	2.5%	10%
Total	**100%**	-	-	**81%**	**44%**	**125%**

The scorecard outcome is 125% of target. During the year, Ioneer was made aware of a Notice of Trespass (NOT) of a permit issued by the BLM for geotechnical drilling. A laydown yard covering approximately 836 square metres for drilling support was established outside of the area of permitted disturbance. As a result, individuals in the direct line of accountability of the NOT have had their STI outcome reduced by 10% or more if appropriate, and individuals who were not in the direct line of accountability, but their involvement could have mitigated the violation, have had their STI outcome reduced by 5%.

The payout to each executive is as follows:

Table 12: STI payout

Executive	Grant Date	Target STI (% of base salary)	Weighted Outcome % (post NOT)	Award STI (% of base salary)	Payout[1]	% taken as12 mth PRs
James D Calaway	1/07/2023	60%	120%	72%	216,000	100%
Bernard Rowe	1/07/2023	80%	115%	92%	331,200	100%
Ian Bucknell	1/07/2023	50%	120%	60%	161,400	100%
Ken Coon	1/07/2023	40%	120%	48%	120,000	100%
Yoshio Nagai	1/07/2023	40%	120%	48%	127,200	100%
Chad Yeftich	1/07/2023	40%	120%	48%	129,600	100%
Matt Weaver	1/07/2023	50%	115%	58%	175,375	100%

(1) This is the cash value of the incentive payout. In FY2023 executive KMP were not given the election to take the bonus in cash. Instead, the STI will be paid as 12-month Performance Right which will be issued with a 20% uplift that will be reflected in the grant value.

4.4.3   Legacy PRs – vested in FY2023

Table 13 describes legacy PRs granted in prior years that vested in FY2023. For the number of PRs that vested refer to section 4.4.6.

Table 13: PRs vesting in FY2023

Grant to vest	Description
Retention on employment grants	Agreements with early recruits included vesting in equal instalments after 12, 24, and 36 months. Chad Yeftich's final grant vested in FY2023. Since mid-2019 a standard approach of vesting after 3 years has been implemented.
Employee LTI grants	LTI grants to employees made in 2019.
Board Director 1-year grants	All Directors at the time, other than the Managing Director, were granted 12-month PRs in November 2021. Stephen Gardiner was not a director at the time.
FY2021 STI conversion grants	All KMP had the choice to take their FY2021 STI as cash or as 12-month deferred equity with a 20% premium. Matt Weaver, Yoshio Nagai and Chad Yeftich all opted to take deferred equity.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Remuneration Report
continued

4.4.4   LTI PRs vesting

Table 14 shows the scorecard outcome for performance-based PRs granted as LTIs in FY2020 with a performance period from 1 July 2020 to 30 June 2023. The grant vested 1 July 2023 (FY2024).

Table 14: 2020 Performance Based PR Scorecard Outcome

Measure	Weighting	Measure Outcome	Overall Outcome
Construction & Start-up			
Major USA Li producer to start-up as stated at FID	15%	0%	0%
Top quartile HSE & Community performance (compared to North American mining projects)	15%	0%	0%
Start-up production levels in line with FID estimates	15%	0%	0%
Project spend within margin established at FID	15%	0%	0%
Not tied to ROD, FID, Construction			
80% products sold for first 3 years	15%	200%	30%
INR share price compared to competitors	25%	20%	5%
Total	**100%**		**35%**

Thirty-five percent of the performance-based PRs granted in 2020 vested on 1 July 2023. In addition, all of the time-based PRs vested.

Table 15 presents the vesting outcome of the 2020 LTI.

Table 15: 2020 LTI vesting

Executive	Time-based PR	Performance-based PR			Total	
	No. to vest	No. granted	% to vest	No. to vest	% to vest	No. to vest
Bernard Rowe	1,344,516	2,016,774	35%	705,871	61%	2,050,387
Ian Bucknell	718,841	1,078,261	35%	377,391	61%	1,096,232
Ken Coon	440,171	660,257	35%	231,090	61%	671,261
Yoshio Nagai	468,267	702,401	35%	245,840	61%	714,107
Chad Yeftich	602,894	602,894	35%	211,013	68%	813,907
Matt Weaver	800,737	1,201,106	35%	420,387	61%	1,221,124

Note, in the FY2020 grant Chad Yeftich was awarded PRs that were 50% time-based and 50% performance based. All other KMP awards were 40% time-based and 60% performance based.

4.4.5   Statutory remuneration

Table 16 sets out KMP remuneration for the 2023 and 2022 Financial Year in US Dollars and has been prepared in accordance with the requirements of Section 300A of the Australian Corporations Act 2001 and associated accounting standards.

Table 16: Statutory remuneration

Name (Position)	Year	Base Salary	Super-annuation, Health & Life Benefits	Non-Monetary Benefits	STI	Long Service Leave	Share Based Payment Options & Rights	Total Statutory Remuneration	% of performance-based rem.
Non-Executive Director									
Julian Babarczy	2023	-	-	-	-	-	-	-	N/A
	2022	63,636	-	-	-	-	27,199	90,835	30%
Alan Davies	2023	65,000	-	-	-	-	26,032	91,032	29%
	2022	65,000	-	-	-	-	27,199	92,199	30%
Stephen Gardiner	2023	56,033	-	-	-	-	42,973	99,006	43%
	2022	-	-	-	-	-	-	-	n/a
Rose McKinney-James	2023	65,000	-	-	-	-	48,049	113,049	43%
	2022	65,000	-	-	-	-	39,611	104,611	38%
Margaret R Walker	2023	65,000	-	-	-	-	48,049	113,049	43%
	2022	65,000	-	-	-	-	39,611	104,611	38%
Executive Director									
James D Calaway	2023	450,000	-	-	216,000	-	323,314	989,314	55%
	2022	450,000	-	-	226,000	-	251,753	927,753	51%
Bernard Rowe	2023	379,984	18,502	-	331,200	-	378,135	1,107,821	64%
	2022	386,676	18,964	-	194,053	-	449,691	1,049,384	61%
Executives									
Ian Bucknell	2023	277,884	18,502	4,639	161,400	-	133,474	595,899	49%
	2022	271,565	18,964	5,594	92,682	-	179,019	567,824	48%
Ken Coon	2023	249,333	1,027	43,220	120,000	-	94,225	507,805	42%
	2022	241,417	1,027	32,190	67,760	-	96,366	438,760	37%
Yoshio Nagai	2023	264,375	16,800	-	127,200	-	102,686	511,061	45%

CORPORATE DIRECTORY

APPENDIX A: CONCORDANCE TABLES

SHAREHOLDER AND ASX INFORMATION

OTHER INFORMATION

FINANCIAL STATEMENTS

REMUNERATION REPORT

DIRECTORS' REPORT

ioneer

Remuneration Report
continued

	2022	256,875	21,800	-	72,100	-	194,589	545,364	49%
Chad Yeftich	2023	225,000	23,305	-	129,600	-	118,147	496,052	50%
	2022	-	-	-	-	-	-	-	n/a
Matt Weaver	2023	302,869	23,229	-	175,375	-	185,603	687,076	53%
	2022	292,792	20,506	-	102,725	-	314,540	730,563	57%
Total	**2023**	**2,400,478**	**101,365**	**47,859**	**1,260,775**	**-**	**1,500,687**	**5,311,164**	
	2022	**2,157,961**	**81,261**	**37,784**	**755,320**	**-**	**1,619,578**	**4,651,903**	

4.4.6 KMP shareholdings

The movements in Share and other Equity Holdings for KMP are disclosed in the table below.

Table 17: KMP shareholdings

Name	Ordinary shares					Performance rights			Options		
	Balance at 30/06/22	Acquired[1]	Disposed[2]	Other	Balance at 30/06/23	Balance at 30/06/22	Net change	Balance at 30/06/23	Balance at 30/06/22	Net change	Balance at 30/06/23
Non-Executive Directors											
Julian Babarczy [(3)]	13,600,000	-	-	(13,600,000)	-	46,407	(46,407)	-	326,323	(326,323)	-
Alan Davies	3,250,152	746,407	-	-	3,996,559	46,407	25,042	71,449	1,010,830	-	1,010,830
Stephen Gardiner [(4)]	-	-	-	-	-	-	271,449	271,449	-	-	-
Rose McKinney-James	-	46,407	-	-	46,407	346,407	25,042	371,449	-	-	-
Margaret R Walker	-	126,407	-	-	126,407	346,407	25,042	371,449	-	-	-
Executive Directors											
James D Calaway	56,268,106	64,970	-	-	56,333,076	1,327,710	717,253	2,044,963	1,010,830	-	1,010,830
Bernard Rowe	64,107,962	1,654,231	(700,000)	-	65,062,193	7,478,113	(1,366,063)	6,112,050	-	-	-
Executives											
Ian Bucknell	2,373,378	774,038	(215,000)	-	2,932,416	3,817,150	(562,926)	3,254,224	-	-	-
Ken Coon	471,254	956,145	(229,663)	-	1,197,736	2,464,017	(268,978)	2,195,039	-	-	-
Yoshio Nagai	-	1,145,197	-	-	1,145,197	2,749,405	(415,552)	2,333,853	-	-	-
Matt Weaver	3,471,918	1,409,692	(1,049,112)	-	3,832,498	4,879,125	(736,168)	4,142,957	-	-	-

Chad Yeftich [5]	1,155,665	-	-	-	1,155,665	1,756,059	511,645	2,267,704	-	-	-
Total	144,698,435	6,923,494	(2,193,775)	(13,600,000)	135,828,154	25,257,207	(1,820,621)	23,436,586	2,347,983	(326,323)	2,021,660

(1) During the year Alan Davies bought 700,000 ordinary shares from Bernard Rowe, Margaret Walker bought 2,000 ADRs (which equates to 80,000 ordinary shares), with all other ordinary shares acquired being the direct result of KMP exercising options or PRs vesting.
(2) All disposals were made by KMP in their capacity as shareholders.
(3) Julian Babarczy retired as a Company Director on 4 July 2022.
(4) Stephen Gardiner was appointed as a Company Director on 25 August 2022.
(5) Chad Yeftich 30 June 2022 balance represents performance rights on issue and shares owned on 1 September 2022, being the date of his promotion to the executive team.

Equity vesting

All options are exercisable following vesting. The following table presents all the options that have vested or been granted that have not lapsed. Options are exercised into ordinary shares on a 1-for-1 basis. The option terms are set out in section 5.1 of the notes to and forming part of the financial statements.

Table 18: Option movement during the year

Name	Grant Date	Vesting Date	Expiry Date	Fair value at grant	Exercise Price	Balance at 30/06/22	Options Granted	Options Exercised	Options Removed	Balance at 30/06/23	Financial year to vest
James D Calaway	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	-	-	357,710	2020
	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						**1,010,830**	**-**	**-**	**-**	**1,010,830**	
Julian Babarczy [1]	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	(326,323)	-	2022
Sub Total						**326,323**	**-**	**-**	**(326,323)**	**-**	
Alan Davies	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	-	-	357,710	2020
	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						**1,010,830**	**-**	**-**	**-**	**1,010,830**	
Total						**2,347,983**	**-**	**-**	**(326,323)**	**2,021,660**	

(1) Options removed as Julian Babarczy retired as a Company Director on 4 July 2022.

67

CORPORATE DIRECTORY | APPENDIX A: CONCORDANCE TABLES | SHAREHOLDER AND ASX INFORMATION | OTHER INFORMATION | FINANCIAL STATEMENTS | REMUNERATION REPORT | DIRECTORS' REPORT

Remuneration Report
continued

The following table presents all PRs that have vested or been granted that have not lapsed. The rights terms are set out in section 5.1 of the notes to and forming part of the financial statements.

Table 19: PR movement during the year

Name / Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/22	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/23	% vested	Financial year to vest
Julian Babarczy										
In lieu of director fees	5/11/2021	5/11/2022	0.790	46,407	-	-	(46,407)	-	-	2023
Sub Total				**46,407**	**-**	**-**	**(46,407)**	**-**		
James D Calaway										
In lieu of director fees	5/11/2021	5/11/2022	0.790	64,970	-	(64,970)	-	-	100%	2023
2021 LTI - time based	1/07/2021	1/07/2024	0.790	505,096	-	-	-	505,096	-	2024
2021 LTI - performance based	1/07/2021	1/07/2024	0.724	757,644	-	-	-	757,644	-	2024
In lieu of director fees	4/11/2022	4/11/2023	0.570	-	100,028	-	-	100,028	-	2024
2022 LTI - time based	4/11/2022	1/07/2025	0.570	-	272,878	-	-	272,878	-	2026
2022 LTI - performance based	4/11/2022	1/07/2025	0.525	-	409,317	-	-	409,317	-	2026
Sub Total				**1,327,710**	**782,223**	**(64,970)**	**-**	**2,044,963**		
Alan Davies										
In lieu of director fees	5/11/2021	5/11/2022	0.790	46,407	-	(46,407)	-	-	100%	2023
In lieu of director fees	4/11/2022	4/11/2023	0.570	-	71,449	-	-	71,449	-	2024
Sub Total				**46,407**	**71,449**	**(46,407)**	**-**	**71,449**		
Steve Gardiner										
Granted on employment	25/08/2022	25/08/2025	0.660	-	200,000	-	-	200,000	-	2026
In lieu of director fees	4/11/2022	4/11/2023	0.570	-	71,449	-	-	71,449	-	2024
Sub Total				**-**	**271,449**	**-**	**-**	**271,449**		
Rose McKinney-James										
Granted on employment	1/02/2021	1/02/2024	0.330	300,000	-	-	-	300,000	-	2024
In lieu of director fees	5/11/2021	5/11/2022	0.790	46,407	-	(46,407)	-	-	100%	2023
In lieu of director fees	4/11/2022	4/11/2023	0.570	-	71,449	-	-	71,449	-	2024
Sub Total				**346,407**	**71,449**	**(46,407)**	**-**	**371,449**		

Margaret R Walker										
Granted on employment	1/02/2021	1/02/2024	0.330	300,000	-	-	-	300,000	-	2024
In lieu of director fees	5/11/2021	5/11/2022	0.790	46,407	-	(46,407)	-	-	100%	2023
In lieu of director fees	4/11/2022	4/11/2023	0.570	-	71,449	-	-	71,449	-	2024
Sub Total				**346,407**	**71,449**	**(46,407)**	**-**	**371,449**		
Ian Bucknell										
2019 LTI - time based	8/08/2019	1/07/2022	0.175	517,751	-	(517,751)	-	-	100%	2023
2019 LTI - performance based	1/07/2020	1/07/2022	0.140	776,627	-	(256,287)	(520,340)	-	33%	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	718,841	-	-	-	718,841	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	1,078,261	-	-	-	1,078,261	-	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	290,268	-	-	-	290,268	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	435,402	-	-	-	435,402	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	-	292,581	-	-	292,581	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	-	438,871	-	-	438,871	-	2026
Sub Total				**3,817,150**	**731,452**	**(774,038)**	**(520,340)**	**3,254,224**		
Ken Coon										
Retention on employment	1/07/2019	1/07/2022	0.135	956,145	-	(956,145)	-	-	100%	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	440,171	-	-	-	440,171	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	660,257	-	-	-	660,257	-	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	-	308,170	-	-	308,170		2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	162,978	-	-	-	162,978	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	244,466	-	-	-	244,466	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	-	151,599	-	-	151,599	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	-	227,398	-	-	227,398	-	2026
Sub Total				**2,464,017**	**687,167**	**(956,145)**	**-**	**2,195,039**		
Yoshio Nagai										
2021 cash bonus conversion	1/07/2021	1/07/2022	0.330	404,077	-	(404,077)	-	-	100%	2023
Retention on employment	1/08/2019	1/08/2022	0.186	741,120	-	(741,120)	-	-	100%	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	468,267	-	-	-	468,267	-	2024

69

CORPORATE DIRECTORY | APPENDIX A: CONCORDANCE TABLES | SHAREHOLDER AND ASX INFORMATION | OTHER INFORMATION | FINANCIAL STATEMENTS | REMUNERATION REPORT | DIRECTORS' REPORT

Remuneration Report
continued

2020 LTI - performance based	1/07/2020	1/07/2023	0.137	702,401	-	-	-	702,401	-	2024
2022 cash bonus conversion	1/07/2022	1/07/2024	0.425	-	327,908	-	-	327,908	-	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	173,416	-	-	-	173,416	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	260,124	-	-	-	260,124	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	-	160,695	-	-	160,695	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	-	241,042	-	-	241,042	-	2026
Sub Total				**2,749,405**	**729,645**	**(1,145,197)**	**-**	**2,333,853**		
Bernard Rowe										
2019 LTI - time based	6/11/2020	1/07/2022	0.195	1,106,509	-	(1,106,509)	-	-	100%	2023
2019 LTI - performance based	6/11/2020	1/07/2022	0.1695	1,659,763	-	(547,722)	(1,112,041)	-	33%	2023
2020 LTI - time based	6/11/2020	1/07/2023	0.195	1,344,516	-	-	-	1,344,516	-	2024
2020 LTI - performance based	6/11/2020	1/07/2023	0.1665	2,016,774	-	-	-	2,016,774	-	2024
2021 LTI - time based	5/11/2021	1/07/2024	0.790	540,220	-	-	-	540,220	-	2025
2021 LTI - performance based	5/11/2021	1/07/2024	0.724	810,331	-	-	-	810,331	-	2025
2022 LTI - time based	4/11/2022	1/07/2025	0.570	-	560,084	-	-	560,084	-	2026
2022 LTI - performance based	4/11/2022	1/07/2025	0.525	-	840,125	-	-	840,125	-	2026
Sub Total				**7,478,113**	**1,400,209**	**(1,654,231)**	**(1,112,041)**	**6,112,050**		
Chad Yeftich										
2020 LTI - time based (1)	6/11/2020	1/07/2023	0.125	602,894	-	-	-	602,894	-	2024
2020 LTI - performance based (1)	6/11/2020	1/07/2023	0.137	602,894	-	-	-	602,894	-	2024
2022 cash bonus conversion (1)	1/07/2022	1/07/2023	0.425	104,103	-	-	-	104,103	-	2024
2021 LTI - time based (1)	5/11/2021	1/07/2024	0.510	223,084	-	-	-	223,084		2025
2021 LTI - performance based (1)	5/11/2021	1/07/2024	0.457	223,084	-	-	-	223,084	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.615	-	204,658	-	-	204,658	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.645	-	306,987	-	-	306,987	-	2026
Sub Total				**1,756,059**	**511,645**	**-**	**-**	**2,267,704**		
Matt Weaver										
2019 LTI - time based	1/07/2020	1/07/2022	0.175	607,683	-	(607,683)	-	-	100%	2023
2019 LTI - performance based	1/07/2020	1/07/2022	0.140	899,736	-	(296,913)	(602,823)	-	33%	2023

2021 cash bonus conversion	1/07/2021	1/07/2022	0.330	505,096	-	(505,096)	-	100%	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	800,737	-	-	800,737	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	1,201,106	-	-	1,201,106	-	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	-	467,189	-	467,189	-	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	345,907	-	-	345,907	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	518,860	-	-	518,860	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	-	323,663	-	323,663	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	-	485,495	-	485,495	-	2026
Sub Total				**4,879,125**	**1,276,347**	**(1,409,692)**	**(602,823)**	**4,142,957**	
Total				**25,257,207**	**6,604,484**	**(6,143,494)**	**(2,281,611)**	**23,436,586**	

CORPORATE DIRECTORY

APPENDIX A: CONCORDANCE TABLES

SHAREHOLDER AND ASX INFORMATION

OTHER INFORMATION

FINANCIAL STATEMENTS

REMUNERATION REPORT

DIRECTORS' REPORT

71

ioneer

Remuneration Report
continued

4.5   Key terms of executive KMP employment contracts

4.5.1   Notice and termination payments

Table 20 sets out for the contractual provisions for current executive KMP

Table 20: KMP contracts

Position	Contract Type	Notice Period for Company	Notice Period for Employee	Termination Payment for Change of control	Treatment of STI on termination	Treatment of unvested LTI on termination
Executive Chairman	12 months	1 month	1 month	Nil	Pro-rata for time served as executive	Lapses
MD	Open term agreement	6 months	6 months	12 months	Pro-rata for good leavers	Lapses
Executive KMP	Open term agreement	6 Months	3 Months	12 months	Pro-rata for good leavers	Lapses

Termination payments are calculated based upon base salary at the date of termination. No payment is made for termination due to gross misconduct.

4.5.2   Executive Directors' employment agreements

Table 21: Executive chairman contract

Feature	Approach
Term	Expected to continue until critical milestones have been accomplished. It is expected to be achieved by the end of FY2024.
Base Salary	US$300,000 per annum. This is in addition to the existing non-executive chairman remuneration of US$185,000. Base salary does not include pension and non-cash benefits.
STI	For FY2023, the executive chairman was eligible for a target bonus that is 60% of base salary. Maximum STI is 200% of target. Further details are discussed in section 4.3.2
Equity Grants	For FY2023, the executive chairman was eligible for an equity grant at 60% of base salary in the form of PRs. 60% of the PRs will be performance based. 40% of the PRs will be time based. As the executive chairman's contract is defined in U.S. dollars, the number of PRs awarded is calculated using a VWAP up to and including 30 June each year and the closing exchange rate as at 30 June. Performance based awards may range from 0 to 200% of grant based upon achievement of pre-established targets. Further details are discussed in section 4.3.3
Termination	Either party may terminate the contract with one month's notice. The Company may also terminate the contract without notice in circumstances such as material breach or serious misconduct.

Table 22: Managing director contract

Feature	Approach
Term	Open term agreement
Base Salary	AU$536,630 per annum. Base salary does not include superannuation and non-cash benefits.
STI	For FY2023, the MD was eligible for a target bonus that is 80% of base salary. Maximum STI is 200% of target. Further details are discussed in section 4.3.2

Feature	Approach
Equity Grants	For FY2023, the MD was eligible for an equity grant at 100% of base salary in the form of PRs.
	60% of the PRs will be performance based. 40% of the PRs will be time based.
	Performance based awards may range from 0 to 200% of grant based upon achievement of pre-established targets.
	Further details are discussed in section 4.3.3
Termination	By executive: 6 months' notice By company: 6 months' notice

Table 23: Other executive contracts

Feature	Approach
KMP	Senior vice president engineering & operations Chief financial officer Vice president human resources Vice president commercial sales & marketing Vice president corporate development & external affairs
Term	Open-term agreements
Base Salary	See section 4.3.1
	Base salary does not include superannuation and non-cash benefits.
STI	For FY2023, the:
	• Senior vice president engineering & operations was eligible for a target bonus that is 50% of base salary. Maximum STI is 200%
	• Chief financial officer was eligible for a target bonus that is 50% of base salary. Maximum STI is 200%
	• Vice president human resources was eligible for a target bonus that is 40% of base salary. Maximum STI is 200%
	• Vice president commercial sales & marketing was eligible for a target bonus that is 40% of base salary. Maximum STI is 200% of target.
	• Vice president commercial corporate development & external affairs was eligible for a target bonus that is 40% of base salary. Maximum STI is 200% of target.
	Further details are discussed in section 4.3.2
Equity Grants	For FY2023, the:
	• Senior vice president engineering & operations was eligible for an equity grant at 70% of base salary in the form of PRs
	• Chief financial officer was eligible for an equity grant at 70% of base salary in the form of PRs
	• Vice president human resources was eligible for an equity grant at 40% of base salary in the form of PRs
	• Vice president commercial sales & marketing was eligible for an equity grant at 40% of base salary in the form of PRs
	• Vice president commercial corporate development & external affairs was eligible for an equity grant at 50% of base salary in the form of PRs
	60% of the PRs will be performance based. 40% of the PRs will be time based.
	Performance based awards may range from 0 to 200% of grant based upon achievement of pre-established targets.
	Further details are discussed in section 4.3.3
Termination	By executive: 3 months' notice By company: 6 months' notice

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Remuneration Report
continued

5. Non-executive Director remuneration policy

5.1 Remuneration Policy

Remuneration for Non-executive Directors (NEDs) is subject to the aggregate limit of A$1,000,000 per annum which was set by shareholders at the 2017 Annual Meeting. This includes superannuation and other retirement benefits and does not include any payments made to the executive chairman for his role as an executive. Equity payments made to NEDs are considered a part of the aggregate limit as per the terms in the previous Notice of Meeting.

Fees for Non-executive Directors are fixed and are not linked to the financial performance of the Company. In addition to Board and Committee fees, Non-executive Directors are entitled to be reimbursed for all reasonable travel, accommodation and other expenses incurred in attending meetings of the Board, Committees, or shareholders or while engaged on Ioneer business.

Table 24 sets out the Board fee structure effective 1 July 2022. The fees do not include superannuation or other retirement benefits.

Table 24: Board fees

	Chair		Member	
	Cash	**Equity**	**Cash**	**Equity**
Board	$150,000	$35,000	$60,000	$25,000
Audit & Risk committee	$5,000	-	-	-
Nomination & Remuneration committee	$5,000	-	-	-
Project Execution committee	$5,000	-	-	-
Environment, sustainability & governance committee	$5,000	-	-	-

5.2 NED equity

As discussed in Table 24, a portion of the NED fees are paid in the form of share rights. Table 25 presents the terms of the NED equity arrangement.

Table 25: NED equity terms

Feature	Approach
Purpose	Issued in lieu of paying remuneration in cash.
Participants	The executive chairman and NEDs.
Instruments issued	Share Rights (SRs).
Allocation value	10-day VWAP up to the AGM.
Value of SRs to be granted	Executive Chairman: US$35,000 (18.9% of total non-executive chairman fees). NEDs: US$25,000 (27.7% of total NED fees).
Vesting Date	1 year from date of approval.
Acquisition of SRs and shares	PRs are issued by the company and held by the participant subject to the satisfaction of the time requirement. The number of SRs held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure. If the SRs vest, NEDs receive newly issued shares.
Treatment of dividends and voting rights	PRs do not have voting rights or provide dividend payments.
Equity Incentive Plan and/or clawback	N/A
Restriction on hedging	Hedging of SRs by NEDs is not permitted.
Treatment on termination	Some or all of the grants may remain on foot.

Consolidated statement of profit and loss and other comprehensive income

for the year ended 30 June 2023

	Note	30-Jun-23 US$'000	30-Jun-22 Restated US$'000
Exploration expenditure written off	2.2	(45)	(17)
Employee benefits expensed	7.1	(5,967)	(5,056)
Other expenses	2.3	(3,684)	(6,899)
Loss from operating activities		(9,696)	(11,972)
Finance income	2.4	3,321	3,486
Finance costs	2.4	(16)	(17)
Net finance income	2.4	3,305	3,469
Loss before income tax		(6,391)	(8,503)
Income tax expense	3.1	-	-
Loss for the year		(6,391)	(8,503)
Loss attributable to equity holders of the company		(6,391)	(8,503)
Items that may be reclassified subsequently to profit and loss			
Foreign currency translation difference on foreign operations		(2,523)	(9,361)
Other comprehensive loss (net of tax)		(2,523)	(9,361)
Total comprehensive loss for the year		(8,914)	(17,864)
Total comprehensive loss attributable to the owners of the company		(8,914)	(17,864)

		30-Jun-23	30-Jun-22 Restated
Earnings per share		Cents	Cents
Basic loss per ordinary share	2.5	(0.30)	(0.42)

The consolidated statement of profit and loss and other comprehensive income should be read in conjunction with the accompanying notes.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Consolidated statement of financial position
as at 30 June 2023

	Note	30-Jun-23 US$'000	30-Jun-22 Restated US$'000	30-Jun-21 Restated US$'000
Current assets				
Cash assets	4.1	52,709	94,177	62,475
Receivables	4.2	353	141	253
Total current assets		53,062	94,318	62,728
Non-current assets				
Receivables	4.2	307	195	200
Plant and equipment	4.3	522	-	2
Right of use asset	4.4	202	245	232
Exploration and evaluation expenditure	4.5	152,226	118,487	85,988
Total non-current assets		153,257	118,927	86,422
Total assets		206,319	213,245	149,150
Current liabilities				
Payables	4.6	8,340	8,794	4,969
Lease liabilities	4.6	134	168	188
Provisions	4.7	368	497	256
Total current liabilities		8,842	9,459	5,413
Non-current liabilities				
Lease liabilities	4.6	78	87	59
Total Non-current liabilities		78	87	59
Total liabilities		8,920	9,546	5,472
Net assets		197,399	203,699	143,678
Equity				
Contributed equity	5.1	255,364	254,273	174,390
Reserves	5.2	(5,438)	(4,438)	6,921
Accumulated losses		(52,527)	(46,136)	(37,633)
Total equity		197,399	203,699	143,678

The consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

for the year ended 30 June 2023

	Note	30-Jun-23 US$'000	30-Jun-22 Restated US$'000
Cash flows from operating activities			
Payment to suppliers and employees		(8,069)	(9,345)
Net cash flows used in operating activities	4.1	(8,069)	(9,345)
Cash flows from investing activities			
Expenditure on mining exploration and evaluation	4.5	(33,333)	(28,436)
Purchase of equipment	4.3	(601)	-
Interest received		1,462	49
Net cash flows used in investing activities		(32,472)	(28,387)
Cash flows from financing activities			
Proceeds from the issue of shares	5.1	-	71,793
Proceeds from exercise of options	5.1	-	5,689
Equity raising expenses	5.1	(12)	(1,928)
Payments of lease liability		(213)	(162)
Net cash flows received from/(used in) financing activities		(225)	75,392
Net increase (decrease) in cash held		(40,766)	37,660
Cash at the beginning of the financial year		94,177	62,475
Net foreign exchange difference		(702)	(5,958)
Closing cash carried forward	4.1	52,709	94,177

The consolidated statement of cash flows should be read in conjunction with the accompanying notes.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Consolidated statement of changes in equity

for the year ended 30 June 2023

	Note	Issued capital US$'000	Foreign currency translation reserve US$'000	Equity compensation reserve US$'000	Accumulated losses US$'000	Total equity US$'000
As at 1 July 2021 (Restated)		174,390	(832)	7,753	(37,633)	143,678
Loss for the year ended 30 June 2022		-	-	-	(8,503)	(8,503)
Other comprehensive income						
Foreign currency translation differences		-	(9,361)	-	-	(9,361)
Total other comprehensive income		-	(9,361)	-	-	(9,361)
Total comprehensive income for the year		-	(9,361)	-	(8,503)	(17,864)
Issue of share capital						
Ordinary shares cash	5.1	71,793	-	-	-	71,793
Proceeds from unlisted options exercised	5.1	5,689	-	-	-	5,689
Share-based payments						
Share-based payments expensed/capitalised	5.2	-	-	2,331	-	2,331
Fair value of unlisted options exercised	5.2	3,317	-	(3,317)	-	-
Fair value of performance rights vested	5.2	1,012	-	(1,012)	-	-
Share issue costs	5.1	(1,928)	-	-	-	(1,928)
As at 30 June 2022 (Restated)		254,273	(10,193)	5,755	(46,136)	203,699
As at 1 July 2022 (Restated)		254,273	(10,193)	5,755	(46,136)	203,699
Loss for the year ended 30 June 2023		-	-	-	(6,391)	(6,391)
Other comprehensive income						
Foreign currency translation differences		-	(2,523)	-	-	(2,523)
Total other comprehensive income		-	(2,523)	-	-	(2,523)
Total comprehensive income for the year		-	(2,523)	-	(6,391)	(8,914)
Share-based payments						
Share-based payments expensed/capitalised	5.2	-	-	2,626	-	2,626
Fair value of performance rights vested	5.2	1,103	-	(1,103)	-	-
Share issue costs	5.1	(12)	-	-	-	(12)
As at 30 June 2023		255,364	(12,716)	7,278	(52,527)	197,399

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Notes to and forming part of the financial statements

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Section 1.   Basis of preparation and changes to the Groups accounting policies

INTRODUCTION - What's New in this Report

Change in presentation currency

The Group changed its presentation currency from Australian dollars (AUD) to United States dollars (USD) from 1 July 2022. With the exception of the parent entity, all of the Group's entities utilise USD as their functional currency and the major asset of the Group is capitalised exploration and evaluation expenditure relating to the Rhyolite Ridge Lithium-Boron Project located in Western Nevada, USA. As a result, the Group has historically experienced volatility in its financial position and performance as a result of volatility in the applicable AUD:USD exchange rate each period. As the Group plans to raise debt funding denominated in USD and aims to develop and operate the Rhyolite Ridge Project, which would earn revenues and incur expenses almost entirely in USD, the volatility in the consolidated position and performance could significantly worsen due to movements in the AUD:USD foreign exchange rate in the future. In order to reduce this presentation currency translation volatility and provide more comparative financial reporting against US based peer companies, the Board determined with effect from 1 July 2022, that Ioneer will present its consolidated results in US dollars.

The change in presentation currency is accounted for retrospectively under AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors ("AASB 108"). The comparative balances in the consolidated statement of financial position have been presented showing the impact of the change in presentation currency on the 30 June 2022 and 30 June 2021 respectively and the consolidated statement of profit and loss and other comprehensive income has been presented showing the impact of the change in presentation currency for the year ending on 30 June 2022.

Accordingly, to satisfy the requirement of AASB 121 The Effects of Changes in Foreign Exchange Rates, the reported results have been translated from AUD to USD using the following procedures:

- Assets and liabilities denominated in non-USD currencies were translated into USD at the closing rates of exchange on the relevant balance sheet date;
- Income and expenses whose functional currency was other than USD were translated into USD at the relevant proxy of daily rates of exchange;
- Share capital was translated at the historic rates prevailing on the date of each transaction;
- Movements in other reserves were translated into USD at the relevant average rates of exchange; and,
- Any exchange differences arising from the above procedures are recorded in other comprehensive income.

1.1. Corporate information

The consolidated financial statements of Ioneer Ltd (the Company or parent) and its subsidiaries (collectively, the Group) for the year ended 30 June 2023 was authorised for issue in accordance with a resolution of the Directors on 20 September 2023.

The Group is a for profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange under the ticker code "INR" and on Nasdaq under ticker code "IONR". The registered office of the Company is suite 16.01, 213 Miller Street, North Sydney, NSW 2060 Australia.

The Group is principally engaged in the development of the Rhyolite Ridge lithium-boron deposit in the state of Nevada, United States of America. Further information about the nature of the Group's operations and activities is provided in the Directors' Report. Information on the group structure is set out in Section 8 of this report and information on other related party disclosures of the Group is provided in Section 9.

1.2. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB). These financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including new or amended accounting standards effective for reporting periods beginning 1 July 2022.

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in USD and all values are rounded to the nearest thousand ($000), except when otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

The consolidated financial statements provide comparative information in respect of the previous period. In addition, the Group presents an additional statement of financial position as at 30 June in these consolidated financial statements due to the retrospective change in presentation currency.

Notes to and forming part of the financial statements
continued

1.3. New and amended accounting standards and interpretations

The Group has adopted all the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ("AASB") that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Group.

The following standards and interpretations that have recently been issued but are not yet mandatory, have not been early adopted by the Group for the annual reporting period ended 30 June 2023. The Group's assessment of the impact of these new or amended Accounting Standards and Interpretations, which are most relevant to the Group are set out below:

Amendments to AASB 101 – Classification of Liabilities as Current or Non-current	A liability is classified as current if the entity has no right at the end of the reporting period to defer settlement for at least 12 months after the reporting period. The AASB issued amendments to AASB 101 Presentation of Financial Statements to clarify the requirements for classifying liabilities as current or non-current. Specifically: • The amendments specify that the conditions which exist at the end of the reporting period are those which will be used to determine if a right to defer settlement of a liability exists. • Management intention or expectation does not affect classification of liabilities. • In cases where an instrument with a conversion option is classified as a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current. These amendments had no material impact on the financial statements.
Amendments to AASB 108 – Disclosure of Accounting Estimates	The definition of a change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. These amendments had no material impact on the financial statements.
Amendments to AASB 112 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	The initial recognition exemption has been narrowed such that it no longer applies to transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. These amendments had no material impact on the financial statements.

1.4. Basis of consolidation

Controlled entities

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 30 June 2023. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:
• Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)
• Exposure, or rights, to variable returns from its involvement with the investee
• The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

• The contractual arrangement(s) with the other vote holders of the investee
• Rights arising from other contractual arrangements
• The Group's voting rights and potential voting rights

There has been no change in the control of any subsidiaries during the financial period. All subsidiaries are 100% owned by the Company (2022: 100%).

Transactions eliminated on consolidation

All inter-company balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

Accounting policies

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

1.5. Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:
- Expected to be realised or intended to be sold or consumed in the normal operating cycle
- Held primarily for the purpose of trading
- Expected to be realised within twelve months after the reporting period

Or
- Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:
- It is expected to be settled in the normal operating cycle
- It is held primarily for the purpose of trading
- It is due to be settled within twelve months after reporting period

Or
- There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

1.6. Critical accounting estimates and judgements

The preparation of these financial statements in conformity with Australian Accounting Standards has required management to make judgements, estimates and assumptions which impact the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical knowledge and various other factors that are believed to be reasonable in the circumstance. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed regularly and revisions to accounting estimates are reviewed in the period in which the estimate is revised. The most significant estimates and assumptions which have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to:

Reserve estimates
Reserves are estimates of the amount of product that can be economically and legally extracted, processed and sold from the Group's properties under current and foreseeable economic conditions. The Group determines and reports reserves under the standards incorporated in the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves, 2012 edition (the JORC code).

The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors including quantities, grades, production techniques, recovery rates, commodity prices and exchange rates. Changes in ore reserves impact the assessment of recoverability of exploration and evaluation assets.

Estimating the quantity and /or grade of reserves requires the size, shape and depth of ore to be determined by analysing geological data. This process may require complex and difficult judgements to interpret the data. Additional information about the Group's Reserves and Resources is set out on page 110.

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Notes to and forming part of the financial statements
continued

Exploration and evaluation assets

The Group's policy for exploration and evaluation expenditure is set out in note 4.5. The application of this policy requires certain judgements, estimates and assumptions as to the future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found. Any such estimates and assumptions may change as new information becomes available. If, after capitalisation of expenditure under the policy, it is concluded that the capitalised expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit and loss. Changes in assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity investments at the date on which they are granted. Additional information is set out in note 7.3, Share-based payments.

1.7. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates.

The functional currency of the entities in the Group is predominantly US Dollars, with the exception of Ioneer Ltd which has a functional currency of Australian Dollars.

The Group changed its presentation currency from Australian dollars (AUD) to United States dollars (USD) from 1 July 2022. The comparative balances in the consolidated statement of financial position have been presented showing the impact of the change in presentation currency at 30 June 2022 and 30 June 2021 respectively and the consolidated statement of profit and loss and other comprehensive income has been presented showing the impact of the change in presentation currency for the year ending on 30 June 2022.

Transactions and balances

Foreign currency transactions are translated at the foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency at the end of the reporting period are translated at the year-end exchange rate. Exchange differences arising on the translation of monetary items are recognised in the statement of profit and loss.

Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is recognised in other comprehensive income; otherwise the exchange difference is recognised in the profit and loss.

Presentation of foreign exchange gains and losses in the statement of profit or loss

The Group presents its foreign exchange gains and losses within net financing income /(costs) in the statement of profit and loss.

Section 2.   Financial performance

2.1. Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Managing Director is considered to be the CODM and is empowered by the Board to allocate resources and assess the performance of the Group.

Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Description of segments

The Company operates predominantly as a mineral exploration and development company. The operating segments are based on the reports reviewed by the Managing Director for assessing performance and determining the allocation of resources and strategic decision making within the Group.

North America	Represents activity in the US, primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, employee benefits, exchange gains and losses and corporate assets (predominantly cash).

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Segment information provided to the CODM:

Segment information	North America		Australia		Total	
	30-Jun-23	30-Jun-22 Restated	30-Jun-23	30-Jun-22 Restated	30-Jun-23	30-Jun-22 Restated
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Exploration and evaluation expenditure					-	-
Exploration and evaluation expenditure - non core	(45)	(17)	-	-	(45)	(17)
Other expenses	(1,356)	(2,870)	(2,328)	(4,029)	(3,684)	(6,899)
Reportable segment profit / (loss)	(1,401)	(2,887)	(2,328)	(4,029)	(3,729)	(6,916)
Employee benefits and other expenses	(2,043)	(1,379)	(3,924)	(3,677)	(5,967)	(5,056)
Net financing (expense) / income	(25)	3	3,330	3,466	3,305	3,469
Net loss before income tax	(3,469)	(4,263)	(2,922)	(4,240)	(6,391)	(8,503)
Exploration and evaluation assets	152,226	118,487	-	-	152,226	118,487
Other assets	5,258	6,158	48,835	88,600	54,093	94,758
Total assets	157,484	124,645	48,835	88,600	206,319	213,245
Segment liabilities						
Payables	7,547	8,146	927	816	8,474	8,962
Provisions	167	331	201	166	368	497
Total current liabilities	7,714	8,477	1,128	982	8,842	9,459
Payables	77	87	-	-	78	87
Total non-current liabilities	77	87	-	-	78	87
Total liabilities	7,791	8,564	1,128	982	8,920	9,546
Net assets	149,693	116,081	47,707	87,618	197,399	203,699

Major customers

The Company has no major customers and nil revenues (2022: nil)

2.2. Impairment

	30-Jun-23	30-Jun-22 Restated
	US$'000	US$'000
Exploration expenditure written off	(45)	(17)
	(45)	(17)

2.3. Other expenses

General and administrative expenses	2,751	3,319
Consulting and professional costs	881	3,407
Depreciation and amortisation	52	173
Total other expenses	3,684	6,899

Notes to and forming part of the financial statements
continued

2.4. Net finance income

	30-Jun-23 US$'000	30-Jun-22 Restated US$'000
Interest income from external parties	1,484	61
Other revenue	26	50
Net foreign exchange gain	1,811	3,375
Finance income	3,321	3,486
Bank charges	(6)	(12)
Lease interest	(10)	(5)
Finance costs	(16)	(17)
Net finance income	3,305	3,469

Interest income is recorded at the effective interest rate applicable to the financial instrument. Interest is recognised as it accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Earnings   per   share

Earnings used in calculating earnings per share		
Basic and diluted loss	(6,391)	(8,503)
Weighted average number of ordinary shares used as the denominator	Number	Number
Issued ordinary shares - opening balance	2,091,299,420	1,896,676,204
Effect of shares issued	6,894,635	117,750,170
Weighted average number of ordinary shares	2,098,194,055	2,014,426,374
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 June for basic EPS	2,098,194,055	2,014,426,374
Effect of dilution from options and rights on issue	-	-
Weighted average number of ordinary shares adjusted for effect of dilution	2,098,194,055	2,014,426,374

The options and performance rights are antidilutive and have been excluded from the diluted EPS calculation below

	US Cents	US Cents (restated)
Basic loss per share attributable to the ordinary equity holders of the company	(0.30)	(0.42)
Diluted loss per share attributable to the ordinary equity holders of the company	(0.30)	(0.42)

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The effect of dilution from options and rights on issue in the financial year would be 35,840,492 (2022: 35,597,029). The impact of the potential ordinary shares is treated as dilutive only when their conversion to ordinary shares would decrease EPS.

Section 3.   Taxation

3.1. Taxation

Income Tax

	30 June 2023	30 June 2022
		Restated
	US$'000	US$'000
Tax expense comprises:		
Income tax		
Current tax benefit / (expense)	-	-
Net effect of prior year over / under provision	-	-
Total tax (expense) / benefit	-	-
Numerical reconciliation between tax (expense) / benefit and pre-tax net result:		
Profit /(Loss) before tax	(6,391)	(8,503)
At statutory income tax rate of 30%	(1,917)	(2,551)
Decrease / (increase) in income tax benefit due to:		
Non-deductible expenses	1,337	964
Foreign exchange and other translation adjustments	(586)	(652)
Additional tax deductible expenditure	(166)	(131)
Unrecognised tax losses relating to current year	1,181	2,528
Adjustments for prior years	151	(158)
Income tax (expense) / benefit	-	-

No provision for income tax is considered necessary in respect of the Company for the year ended 30 June 2023. No recognition has been given to any future income tax benefit which may arise from operating losses not claimed for tax purposes (2022: nil). The Group has estimated tax loss positions across the Group as follows:

Deferred Tax

	30-Jun-23	30-Jun-22
		Restated
	US$'000	US$'000
Deferred tax relates to the following:		
Foreign exchange gain/loss	(1,238)	(652)
Losses available for offsetting against future taxable income	1,238	652
Net deferred tax asset	-	-

The Group has tax losses for which no deferred tax asset has been recognised on the Statement of Financial Position that amounted to $29.2 million (2022: $27.3 million).

Total tax losses	33,309	29,525
Deferred tax recognised	(4,126)	(2,174)
	29,183	27,351

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85

Notes to and forming part of the financial statements
continued

	Jurisdiction		
	Australia	USA	Canada
	Revenue	Revenue	Revenue
	AUD$'000	US$'000	CAD$'000
Non-recognised tax losses - revenue			
Balance at the beginning of the period	21,144	11,830	219
Movement during the period	(944)	3,725	37
Balance at the end of the period	20,200	15,555	256
	Capital	Capital	Capital
	AUD$'000	US$'000	CAD$'000
Non-recognised tax losses - capital			
Balance at the beginning of the period	7,307	-	-
Movement during the period	-	-	-
Balance at the end of the period	7,307	-	-
Total revenue and capital tax losses not recognised	27,507	15,555	256

These amounts will only be obtained if:

- the Company and Controlled Entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised,
- the Company and Controlled Entities continue to comply with the conditions for deductibility imposed by the law, and
- no changes in tax legislation adversely affect the Company and Controlled Entities in realising the benefit from the deductions for the losses, i.e. current tax legislation permits carried forward tax losses to be carried forward indefinitely.

Ioneer Ltd is not part of an Australian tax-consolidated group. Current and deferred tax amounts (if any) are measured as a stand-alone taxpayer. There are no tax funding arrangements or tax sharing agreements in place.

The Group has additional tax value embedded in the Rhyolite Ridge exploration asset. Future deductibility is expected against anticipated assessable income from the Project once in production.

Section 4.   Invested and working capital

4.1. Cash assets

	30-Jun-23	30-Jun-22 Restated	30-Jun-21 Restated
	US$'000	US$'000	US$'000
Cash at bank	16,238	69,150	62,475
Short term deposits	36,471	25,027	-
Total cash assets	52,709	94,177	62,475
Cash flow reconciliation			
Reconciliation of net cash outflow from operating activities to operating loss after tax			
Loss for the period	(6,391)	(8,502)	
Adjustments to reconcile profit to net cash flows:			
Depreciation	52	173	
Exploration expenditure written-off	45	-	
Share-based payments	1,378	1,456	
Net foreign exchange differences - unrealised	(1,811)	(3,376)	
Interest income	(1,484)	(61)	
Interest expense	9	5	
Change in assets and liabilities during the financial year:		-	
(Increase)/ decrease in trade and other receivables	(87)	141	
(Decrease) / increase in provisions and employee benefits	(130)	241	
Increase in accounts payable	350	578	
Net cash used in operating activities	(8,069)	(9,345)	

Cash and short-term deposits in the statement of financial position comprise cash at bank and on hand and short term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

4.2. Receivables

	30-Jun-23	30-Jun-22 Restated	30-Jun-21 Restated
	US$'000	US$'000	US$'000
Current			
Interest receivable	-	11	-
Other debtors	246	101	5
Prepayments	107	29	248
Total current trade and other receivables	353	141	253
Non-current			
Other debtors	307	195	200
Total non-current trade and other receivables	307	195	200
Total current and non-current trade and other receivables	660	336	453

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Impairment losses, if any, are recognised in the profit and loss.

Non-current other debtors represent security deposits.

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Notes to and forming part of the financial statements
continued

4.3. Plant and equipment

	30-Jun-23 US$'000	30-Jun-22 Restated US$'000
Plant and equipment - at cost	629	56
Less accumulated depreciation	(107)	(56)
Total plant and equipment	522	-
Reconciliation of the movement		
Opening balance	-	2
Additions	601	3
Disposals	(27)	-
Depreciation expense	(52)	(5)
Closing balance	522	-

Plant and equipment assets are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the useful life of the asset being between 1-4 years.

An item of plant and equipment is derecognised upon disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of profit and loss in the period the item is derecognised.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate. At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use.

4.4. Right of Use Asset

	30-Jun-23 US$'000	30-Jun-22 Restated US$'000
Premises - at cost	356	352
Less accumulated depreciation	(154)	(107)
Total Right of Use Asset	202	245
Reconciliation of the movement		
Opening balance	245	232
Additions	161	194
Disposals	-	-
Depreciation expense	(206)	(169)
Foreign exchange translation difference	2	(12)
Closing balance	202	245

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term. Right-of-use assets are subject to impairment. The current lease terms range between 1-4 years (2022: 1-2 years)

4.5. Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure but does not include general overheads or administrative expenditure not having a specific connection with a particular area of interest.

Exploration and evaluation costs in relation to separate areas of interest for which rights of tenure are current are brought to account in the year in which they are incurred and carried forward provided that:

- such costs are expected to be recouped through successful development and exploitation of the area, or alternatively through its sale; or
- exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.

The types of costs recognised as exploration and evaluation assets include costs to acquire the legal rights to explore in the specific area and costs incurred in respect of the search for mineral resources, determination of technical feasibility and the assessment of commercial viability of an identified resource, in accordance with AASB 6.

A Final Investment Decision (FID) to develop the Project is expected to be made after considering the following key factors: required permits are in place, engineering has reached construction ready status, adequate offtake agreements have been signed to underwrite any debt requirements, and the Project is funded through a mix of equity and debt. In order for FID and to attract funding, the Project will need to demonstrate technical feasibility and commercial viability.

Once FID has been taken, all past and future exploration and evaluation assets in respect of the area of interest are tested for impairment and transferred to the cost of development. To date, no development decision has been made.

The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicator of impairment has been identified as at 30 June 2023.

When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.

	30-Jun-23	30-Jun-22 Restated
	US$'000	US$'000
Exploration and evaluation expenditure	152,226	118,487
Reconciliation of movement		
Opening balance	118,487	85,988
Additions - Rhyolite Ridge	33,579	32,049
Exploration expenditure - non core	205	467
Exploration expenditure - written off	(45)	(17)
Carrying amount at the end of the financial year	152,226	118,487

The above amounts represent costs of areas of interest carried forward as an asset in accordance with the accounting policy described above. The ultimate recoupment of exploration and evaluation expenditure in respect of an area of interest carried forward is dependent upon the discovery of commercially viable reserves and the successful development and exploitation of the respective areas or alternatively sale of the underlying areas of interest for at least their carrying value. Amortisation, in respect of the relevant area of interest, is not charged until a mining operation has commenced.

Exploration and evaluation costs carried forward relate primarily to the Rhyolite Ridge Lithium–Boron Project in Nevada, USA. Exploration and evaluation expenditure on all other tenements owned by the Company have been fully impaired where applicable.

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Notes to and forming part of the financial statements
continued

4.6. Payables

	30-Jun-23 US$'000	30-Jun-22 Restated US$'000	30-Jun-21 Restated US$'000
Current			
Trade creditors and other payables	6,805	7,878	4,065
Accrued expenses	1,535	916	904
Lease liabilities	134	168	188
Total current payables	8,474	8,962	5,157
Non-current			
Lease liabilities - non-current	78	87	59
Total non-current payables	78	87	59
Total current and non-current payables	8,552	9,049	5,216

All financial liabilities are recognised initially at fair value net of directly attributable transaction costs.

After initial measurement, financial liabilities are subsequently measured at amortised cost. Current payables, other than lease liabilities, due to their short-term nature are measured at amortised cost and are not discounted.

The current payables, other than lease liabilities, are unsecured and are non-interest bearing generally on 30-60 day terms. The carrying amounts approximate fair value.

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in - substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

4.7. Provisions

Employee entitlements

	30-Jun-23 US$'000	30-Jun-22 Restated US$'000	30-Jun-21 Restated US$'000
Current			
Provision for employee benefits	368	497	256
Total provisions	368	497	256

Provision is made for the Group's liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wages increases and the probability that the employee may satisfy vesting requirements. Those cash flows are discounted using market yields on high quality corporate bonds with terms to maturity that match the expected timing of cash flows.

Section 5.   Capital structure

5.1.   Share capital

Ordinary shares

	30-Jun-23	30-Jun-22 Restated
	US$'000	US$'000
2,098,818,267 (2022: 2,091,299,420) ordinary shares, fully paid	255,364	254,273

	Year ended 30-Jun-23	Year ended 30-Jun-22	Year ended 30-Jun-23	Year ended 30-Jun-22 Restated
	Number	Number	US$'000	US$'000
Reconciliation of movement:				
Balance at the beginning of the financial year	2,091,299,420	1,896,676,204	254,273	174,390
Ordinary shares	-	145,862,742	-	71,793
Exercise of unlisted options [1]	-	40,500,000	-	9,006
Performance rights vested [2]	7,518,847	8,260,474	1,103	1,012
Share issue costs	-	-	(12)	(1,928)
Balance at the end of the financial period	2,098,818,267	2,091,299,420	255,364	254,273

(1)   Value of unlisted options exercised equals the sum of the exercise price received plus the fair value transferred from the equity compensation reserve
(2)   Ordinary shares issued to employees upon vesting of performance rights

Ordinary shares are classified as equity. There are no restrictions on voting rights. On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote. Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be that fraction of one vote which the amount paid up bears to the total issued price thereof. They have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Incremental costs directly attributable to the issue of new shares, options or rights are shown in equity as a deduction from the proceeds.

Management controls the capital of the Group in order to maintain a sustainable debt to equity ratio, generate long-term shareholder value and that the Group can fund its operations and continue as a going concern.

The Group is not subject to any externally imposed capital requirements.

During the year ended 30 June 2023 the Company issued:
- 7,518,847 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan.

During the year ended 30 June 2022 the Company issued:
- 145,862,742 shares as a consequence of a share placement in October 2021
- 8,260,474 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan.
- 40,500,000 shares as a consequence of Options exercised under the Share Options Plan.

Share schemes

The Company has two share schemes in operation:
- The Share Option Plan; and
- The Equity Incentive Plan.

Under these plans ordinary shares have been granted to senior executives, directors, employees and a number of consultants. Further details about the operation of these plans are set out in note 7.3, Shared-based payments. The Equity Incentive Plan is capable of issuing both options and performance rights. The pre-existing Share Option Plan will be phased out as existing options are issued or expire. The movement in options and performance rights issued under these plans is set out in the following tables.

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Notes to and forming part of the financial statements
continued

Share options

Movement in options on issue for the year ended 30 June 2023

	Grant date	Vesting date	Expiry date	FV per option at grant date A$	Exercise price A$	Opening balance	Issued	Exercised	Transferred	Expired	Closing balance
NED's [1]	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	-	715,420
Ex-NED's [2]	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	-	715,420
NED's [1]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	-	653,594
Ex-NED's [2]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	-	653,594
NED's [1][3]	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	(326,323)	-	652,646
Ex-NED's [2]	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	326,323	-	978,969
Movement for the year ended 30 June 2023						4,369,643	-	-	-	-	4,369,643

Movement in options on issue for the year ended 30 June 2022

	Grant date	Vesting date	Expiry date	FV per option at grant date A$	Exercise price A$	Opening balance	Issued	Exercised	Transferred	Expired	Closing balance
NED's [1]	13-Apr-17	13-Apr-17	13-Apr-22	0.122	0.150	16,000,000	-	(16,000,000)	-	-	-
NED's [1]	13-Apr-17	13-Apr-17	13-Apr-22	0.113	0.200	12,000,000	-	(12,000,000)	-	-	-
NED's [1]	13-Apr-17	13-Apr-17	13-Apr-22	0.106	0.250	12,000,000	-	(12,000,000)	-	-	-
NED's [1]	23-May-17	23-May-18	23-May-22	0.063	0.195	200,000	-	(200,000)	-	-	-
Ex-NED's [2]	23-May-17	23-May-18	23-May-22	0.063	0.195	200,000	-	-	-	(200,000)	-
NED's [1]	23-May-17	23-May-19	23-May-22	0.088	0.195	200,000	-	(200,000)	-	-	-
Ex-NED's [2]	23-May-17	23-May-19	23-May-22	0.088	0.195	200,000	-	-	-	(200,000)	-
NED's [1]	23-May-17	23-May-20	23-May-22	0.105	0.195	100,000	-	(100,000)	-	-	-
Ex-NED's [2]	23-May-17	23-May-20	23-May-22	0.105	0.195	100,000	-	-	-	(100,000)	-
NED's [1]	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	-	715,420
Ex-NED's [2]	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	-	715,420
NED's [1]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	-	653,594
Ex-NED's [2]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	-	653,594
NED's [1][3]	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	-	-	978,969
Ex-NED's [2]	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	-	-	652,646
Movement for the year ended 30 June 2022						45,369,643	-	(40,500,000)	-	(500,000)	4,369,643

(1) NED's refers to Non-executive directors.
(2) Ex-NED's refers to former Non-executive directors.
(3) During the financial year ended 30 June 2021 each non-executive director was granted 326,323 options under the new Equity Incentive Plan in lieu of director fees. No options were granted in the financial year ended 30 June 2023.

Performance rights

Movement in performance rights on issue for the year ended 30 June 2023

	Grant date	Vesting date	Fair Value per right at grant date A$	Opening balance Number	Issued Number	Exercised Number	Forfeited Number	Closing balance Number
2019 LTI - performance based - KMP	06-Nov-20	01-Jul-22	0.1695	1,659,763		(547,722)	(1,112,041)	-
2019 LTI - time based - KMP	06-Nov-20	01-Jul-22	0.1950	1,106,509		(1,106,509)		-
2019 LTI -performance based - KMP	01-Jul-20	01-Jul-22	0.1400	1,676,363		(553,200)	(1,123,163)	-
LTI - KMP	08-Aug-19	01-Jul-22	0.1750	1,125,434		(1,125,434)		-
Sign on Performance Rights - KMP	01-Jul-19	01-Jul-22	0.1352	956,145		(956,145)		-
Retention on employment- staff	01-Jul-19	01-Jul-22	0.1352	169,457		(169,457)		-
Retention on employment- staff	15-Jul-19	15-Jul-22	0.1850	256,156		(256,156)		-
Retention on employment- KMP	01-Aug-19	01-Aug-22	0.1862	741,120		(741,120)		-
Special award	30-Jun-20	30-Jun-23	0.1300	280,000		(280,000)		-
Special award	30-Jun-20	30-Jun-23	0.1300	200,000		(200,000)		-
2020 LTI - performance based - KMP	06-Nov-20	01-Jul-23	0.1665	2,016,774				2,016,774
2020 LTI - time based - KMP	06-Nov-20	01-Jul-23	0.1950	1,344,516				1,344,516
2020 LTI - performance based - staff	01-Jul-20	01-Jul-23	0.1370	1,527,255				1,527,255
2020 LTI - time based - staff	01-Jul-20	01-Jul-23	0.1250	2,170,190				2,170,190
2020 LTI - performance based - KMP	01-Jul-20	01-Jul-23	0.1370	3,642,025				3,642,025
2020 LTI time based - KMP	01-Jul-20	01-Jul-23	0.1250	2,428,016				2,428,016
Retention on employment- staff	30-Sep-20	30-Sep-23	0.1200	226,129				226,129
Retention on employment- directors	01-Feb-21	01-Feb-24	0.3300	600,000				600,000
2021 LTI - performance based - KMP	01-Jul-21	01-Jul-24	0.3710	1,458,852				1,458,852
2021 LTI - time based - KMP	01-Jul-21	01-Jul-24	0.3300	972,569				972,569
Retention on employment- staff	01-Jul-21	01-Jul-24	0.3300	679,146				679,146
2021 cash bonus conversion - KMP	01-Jul-21	01-Jul-22	0.3300	909,173		(909,173)		-
2021 cash bonus conversion - staff	01-Jul-21	01-Jul-22	0.3300	469,740		(469,740)		-
2021 LTI - performance based - staff	26-Aug-21	01-Jul-24	0.4570	605,125				605,125
2021 LTI - time based - staff	26-Aug-21	01-Jul-24	0.5100	1,028,040				1,028,040
2021 LTI - performance based - KMP	05-Nov-21	01-Jul-24	0.7240	1,567,975				1,567,975
2021 LTI time based - KMP	05-Nov-21	01-Jul-24	0.7900	1,045,316				1,045,316
2021 LTI time based - directors	05-Nov-21	05-Nov-22	0.7900	250,598		(204,191)	(46,407)	-
Retention on employment- staff	16-Nov-21	16-Nov-24	0.7050	115,000				115,000
2022 LTI - performance based -KMP	01-Jul-22	01-Jul-25	0.4528		1,392,806			1,392,806
2022 LTI - timebased -KMP	01-Jul-22	01-Jul-25	0.4250		928,538			928,538
Retention on employment - staff	01-Jul-22	01-Jul-25	0.4250		157,000		(122,000)	35,000
2022 Cash Bonus conversion - KMP	01-Jul-22	01-Jul-23	0.4250		1,207,370			1,207,370
2022 Cash Bonus conversion - staff	01-Jul-22	01-Jul-23	0.4250		929,307			929,307
2022 LTI - timebased - staff	22-Aug-22	01-Jul-25	0.6800		200,000			200,000
Retention on employment - directors	25-Aug-22	25-Aug-25	0.6600		200,000			200,000
2022 LTI - performance based - staff	01-Sep-22	01-Jul-25	0.6128		59,905			59,905
2022 LTI - timebased - staff	01-Sep-22	01-Jul-25	0.6500		179,715			179,715
2022 LTI - performance based -KMP	05-Sep-22	01-Jul-25	0.6448		306,987			306,987
2022 LTI - timebased -KMP	05-Sep-22	01-Jul-25	0.6150		204,658			204,658
2022 LTI - performance based - staff	05-Sep-22	01-Jul-25	0.5780		681,095			681,095
2022 LTI - timebased - staff	05-Sep-22	01-Jul-25	0.6150		1,050,312			1,050,312
2022 LTI - performance based -KMP	04-Nov-22	01-Jul-25	0.5245		1,249,442			1,249,442
2022 LTI - timebased -KMP	04-Nov-22	01-Jul-25	0.5700		832,962			832,962
PRs in lieu of director fees	04-Nov-22	04-Nov-23	0.5700		385,824			385,824
Retention on employment - staff	01-Jan-23	01-Jan-26	0.3700		200,000			200,000
Movement for the year ended 30 June 2023				31,227,386	10,165,921	(7,518,847)	(2,403,611)	31,470,849

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Notes to and forming part of the financial statements
continued

Movement in performance rights on issue for the year ended 30 June 2022

	Grant date	Vesting date	Fair Value per right at grant date A$	Opening balance Number	Issued Number	Exercised Number	Forfeited Number	Closing balance Number
Catch-up LTIs - KMP	06-Nov-20	01-Jul-21	0.1950	2,766,272		(2,766,272)		-
2020 cash bonus conversion - KMP	01-Jul-20	01-Jul-21	0.1250	1,334,562		(1,334,562)		-
2020 cash bonus conversion - staff	01-Jul-20	01-Jul-21	0.1250	1,475,042		(1,475,042)		-
Catch-up LTIs - KMP	08-Aug-19	01-Jul-21	0.1750	1,519,208		(1,519,208)		-
Retention on employment- staff	01-Jul-19	01-Jul-21	0.1350	169,457		(169,457)		-
Retention on employment- staff	15-Jul-19	15-Jul-21	0.1850	256,156		(256,156)		-
Retention on employment - KMP [1]	08-Aug-19	14-Nov-21	0.1750	244,378		(244,378)		-
Retention on employment - KMP	08-Aug-19	14-Nov-21	0.1750	244,378		(244,378)		-
Retention on employment- staff	06-May-19	06-May-22	0.1900	251,021		(251,021)		-
2019 LTI - performance based - KMP	06-Nov-20	01-Jul-22	0.1695	1,659,763				1,659,763
2019 LTI - time based - KMP	06-Nov-20	01-Jul-22	0.1950	1,106,509				1,106,509
2019 LTI -performance based - KMP	01-Jul-20	01-Jul-22	0.1400	1,676,363				1,676,363
LTI - KMP	08-Aug-19	01-Jul-22	0.1750	1,125,434				1,125,434
Sign on Performance Rights - KMP	01-Jul-19	01-Jul-22	0.1352	956,145				956,145
Retention on employment- staff	01-Jul-19	01-Jul-22	0.1352	169,457				169,457
Retention on employment- staff	15-Jul-19	15-Jul-22	0.1850	256,156				256,156
Retention on employment- KMP	01-Aug-19	01-Aug-22	0.1862	741,120				741,120
Retention on employment- staff	14-Oct-19	14-Oct-22	0.1835	169,699			(169,699)	-
Special award	30-Jun-20	30-Jun-23	0.1300	280,000				280,000
Special award	30-Jun-20	30-Jun-23	0.1300	200,000				200,000
2020 LTI - performance based - KMP	06-Nov-20	01-Jul-23	0.1665	2,016,774				2,016,774
2020 LTI - time based - KMP	06-Nov-20	01-Jul-23	0.1950	1,344,516				1,344,516
2020 LTI - performance based - staff	01-Jul-20	01-Jul-23	0.1370	1,588,715			(61,460)	1,527,255
2020 LTI - time based - staff	01-Jul-20	01-Jul-23	0.1250	2,354,570			(184,380)	2,170,190
2020 LTI - performance based - KMP	01-Jul-20	01-Jul-23	0.1370	3,642,025				3,642,025
2020 LTI time based - KMP	01-Jul-20	01-Jul-23	0.1250	2,428,016				2,428,016
Retention on employment- staff	30-Sep-20	30-Sep-23	0.1200	226,129				226,129
Retention on employment- directors	01-Feb-21	01-Feb-24	0.3300	600,000				600,000
2021 LTI - performance based - KMP	01-Jul-21	01-Jul-24	0.3710		1,458,852			1,458,852
2021 LTI - time based - KMP	01-Jul-21	01-Jul-24	0.3300		972,569			972,569
Retention on employment- staff	01-Jul-21	01-Jul-24	0.3300		679,146			679,146
2021 LTI - performance based - staff	26-Aug-21	01-Jul-24	0.4570		627,854		(22,729)	605,125
2021 LTI - time based - staff	26-Aug-21	01-Jul-24	0.5100		1,096,228		(68,188)	1,028,040
2021 LTI - performance based - KMP	05-Nov-21	01-Jul-24	0.7240		1,567,975			1,567,975
2021 LTI time based - KMP	05-Nov-21	01-Jul-24	0.7900		1,045,316			1,045,316
2021 LTI time based - directors	05-Nov-21	05-Nov-22	0.7900		250,598			250,598
Retention on employment- staff	16-Nov-21	16-Nov-24	0.7050		115,000			115,000
2021 cash bonus conversion - KMP	01-Jul-21	01-Jul-22	0.3300		909,173			909,173
2021 cash bonus conversion - staff	01-Jul-21	01-Jul-22	0.3300		469,740			469,740
Movement for the year ended 30 June 2022				30,801,865	9,192,451	(8,260,474)	(506,456)	31,227,386

For further details regarding the Equity Incentive Plan (2018) and the Option Plan refer to note 7.3.

5.2.   Reserves

	30-Jun-23 US$'000	30-Jun-22 Restated US$'000
Equity compensation reserve		
Balance at the beginning of period	5,755	7,753
Share based payment expensed/capitalised	2,626	2,331
Fair value of unlisted options exercised	-	(3,317)
Fair value of performance rights vested	(1,103)	(1,012)
Balance at the end of the financial period	7,278	5,755
Foreign currency translation reserve		
Balance at the beginning of period	(10,193)	(832)
Foreign currency translation differences for foreign operations	(2,523)	(9,361)
Balance at the end of the financial period	(12,716)	(10,193)
Total reserves	(5,438)	(4,438)

The equity compensation reserve is used to recognise the value of equity settled share-based payments provided to employees, directors and consultants. The fair value of such compensation is measured using generally accepted valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. The fair value of instruments granted is recognised as an expense or capitalised if appropriate over the vesting period with a corresponding increase in equity.

The foreign currency translation reserve comprises all foreign exchange differences arising from the following:
- The translation of the financial statements of foreign operations where the functional currency is different to the functional currency of the parent entity; and
- Exchange differences arise on the translation of monetary items which form part of the net investment in the foreign operation.

Section 6.   Financial instruments

6.1.   Classification and measurement

The carrying values of financial assets and liabilities of the Group approximate their fair value.

The Group measures and recognises in the statement of financial position on a recurring basis certain assets and liabilities at fair value in accordance with AASB 13 Fair value measurement. The fair value must be estimated for recognition and measurement or for disclosure purposes in accordance with the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: Inputs for the asset or liabilities which are not based on observable market data (unobservable inputs).

The Group has no financial assets where the carrying amount exceeds net fair values at balance date. The Group's receivables at balance date are detailed in Section 4.2 of this report.

6.2.   Financial risk management

Framework

The Group is involved in activities that expose it to a variety of financial risks including:
a) Credit risk
b) Liquidity risk
c) Capital management risk
d) Market risk related to commodity pricing, interest rates and currency fluctuations.

The Board of Directors has overall responsibility for the establishment and oversight of the financial risk management framework of the Group. Management is responsible for monitoring the financial risks.

Notes to and forming part of the financial statements
continued

The objective of the financial risk management strategy is to minimise the impact of volatility in financial markets on the financial performance, cash flows and shareholder returns. This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group's objectives.

The Group does not undertake any hedging activities.

a)   Credit risk

Credit risk is the risk of sustaining a financial loss as a result of the default by a counterparty to make full and timely payments on transactions which have been executed, after allowing for set-offs which are legally enforceable.

Credit risk arises from investments in cash and cash equivalents with banks and credit exposure to customers and/or suppliers. Receivables and cash and cash equivalents represent the Group's maximum exposure to credit risk.

There are no trade receivables past due or impaired at the end of the reporting period (2022: Nil).

b)   Liquidity risk

Liquidity risk is the risk that the Group will not have sufficient liquidity to meet its financial obligations as they fall due.

The Group manages liquidity risk by continually monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. Short and long-term cash flow projections are prepared periodically and submitted to the Board.

Below is a table representing the Group's undiscounted contractual cashflows.

Contractual cash flows	Note	Less than 1 year US$'000	1-2 years US$'000	2-5 years US$'000	More than 5 years US$'000	Total US$'000
Consolidated - 2023						
Payables	4.6	8,340	-	-	-	8,340
Lease Liabilities	4.6	138	38	43	-	219
Total		**8,478**	**38**	**43**	**-**	**8,559**
Consolidated - 2022 (Restated)						
Payables	4.6	8,795	-	-	-	8,795
Lease Liabilities	4.6	168	87	-	-	255
Total		**8,963**	**87**	**-**	**-**	**9,050**

c)   Capital management risk

The overriding objective of the Group's capital management strategy is to increase shareholder returns whilst maintaining the flexibility to pursue the strategic initiatives within a prudent capital structure.

The primary objective of the capital management policy is to ensure the Group maintains a strong credit profile and appropriate capital ratios to support the development of the Company's assets.

The Company manages its capital structure and makes adjustments to it in light of economic conditions.

d)   Market risk

The method and assumptions remain consistent with prior periods.

Foreign exchange risk

Foreign exchange risk arises from the commercial transactions and valuations of assets and liabilities that are denominated in a currency that is not the entity's functional currency.

The Group has monetary items, including financial assets, denominated in currencies other than the functional currency of the entity. These are primarily US$ cash and intercompany loan balances in the holding company, which has a A$ functional currency. These items are restated to A$ equivalent at each period end, and the associated gain or loss is taken to the income statement. The US$ equivalent of these FX balances is reported in the group income statement as the functional currency financial statements are translated to US$ reporting currency for group reporting purposes.

The Group operates in a predominantly USD environment. The majority of the Group's financial position is managed and reported in US$. There is a foreign exchange exposure where the Group holds Financial asset and liabilities in A$. These positions are summarised in the table below.

	Average rate for the year ended 30 June 2023	Spot rate at the end of the reporting period 2023
Exchange rates applied during the year:		
AUD / USD	0.6728	0.6651

	2023	2022
Financial instruments denominated in Australian dollars	US$'000	US$'000
Financial assets		
Cash	11,988	50,559
Trade and other receivables	103	86
Financial liabilities		
Trade and other payables	857	720
Lease liabilities	-	68
Provisions	201	166

An increase in the AUD:USD foreign exchange rate of 10% would result in a:
- $1,199,000 increase in A$ cash balance (30 June 2022: $5,056,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
- $10,000 increase in A$ receivables (30 June 2022: $9,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
- $86,000 increase in payables (30 June 2022: $72,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
- No change to lease liabilities (30 June 2022: $7,000 increase) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
- $20,000 increase in provisions (30 June 2022: $17,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

A decrease in the AUD:USD foreign exchange rate of 10% would result in:
- $1,199,000 decrease in A$ cash balance (30 June 2022: $5,056,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
- $10,000 decrease in A$ receivables (30 June 2022: $9,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
- $86,000 decrease in payables (30 June 2022: $72,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
- No change to lease liabilities (30 June 2022: $7,000 decrease) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
- $20,000 decrease in provisions (30 June 2022: $17,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

Interest rate risk
The Company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of reasonable possible changes in the market interest rates arise in relation to the Company's bank balances.

The Company does not engage in any hedging or derivative transactions to manage interest rate risk.

An increase of interest rates of 1% would result in a $687,000 (30 June 2022 $934,000) decrease in the current year loss and an increase in interest income related to cash deposits. A decrease of interest rates of 1% would result in a $687,000 (30 June 2022 $934,000) increase in current year loss and decrease in interest income related to cash deposits.

Commodity price risk
The Company is exposed to future commodity price risk. This risk arises from its activities directed at exploration and development of mineral commodities. If commodity prices fall, the share price for companies exploring for these commodities may be affected. The Company does not hedge its exposures.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Notes to and forming part of the financial statements
continued

Section 7.   Employee benefits and KMP disclosures

7.1. Employee benefits expensed

	30 June 2023 US$'000	30 June 2022 Restated US$'000
Non-Executive Director fees	401	410
Executive Director fees	516	527
Employee benefits expense	3,674	2,906
Share-based payments	1,376	1,213
Total employee benefit expense	5,967	5,056

7.2.   Key management personnel disclosure

	30 June 2023 US$'000	30 June 2022 Restated US$'000
Salary & Short-term incentive	3,709	2,951
Post-employment benefits	101	81
Share-based payments	1,501	1,620
Total payments to KMP	5,311	4,652

Transactions with directors and KMP

With the exception of the disclosures within this note, no director or executive has entered into any material contracts with the Group since the end of the previous financial year and there were no material contracts involving director or executive interests existing at year end.

The Company has entered into indemnity deeds to indemnify executives and directors of the Company against certain liabilities incurred in the course of performing their duties.

7.3.   Share-based payments

Share-based compensation is provided to employees via rights or options to acquire shares in the Company. As described in note 5.1 Share capital, the Company has two share schemes in operation. Under these plans, options or performance rights which may be converted into ordinary shares have been granted to non-executive directors, senior executives, employees and a number of consultants.

The cost of these equity-settled transactions is determined by reference to the fair value at the date at which they are granted. The fair value of the options granted is determined using the Black & Scholes option pricing model. The fair value of the performance rights granted with time based hurdles is determined by using the 10 day VWAP of the Company's fully paid share capital, up to and including the date the performance rights are granted, and for the performance based performance rights the fair value is determined by using a Monte Carlo model for the valuation of the performance rights subject to the relative performance hurdle and for those rights subject to the business objectives, the valuation is equal to the value of the share price at grant date, multiplied by the number of shares anticipated to vest.

The cumulative expense recognised for equity-settled transactions at each reporting date reflects:

  i.   the extent to which the vesting period has expired, and
  ii.   the number of awards that, in the opinion of the directors of the Company, will ultimately vest.

This opinion is formed based on the best available information at balance date.   Where an equity-settled award is cancelled, the estimate is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.

Each plan is described in more detail below.

Equity Incentive Plan – established at the 2018 AGM

A new Equity Incentive Plan was established following the AGM held on 31 October 2018. The purpose of the new Equity Incentive Plan ("the Plan") is to provide eligible persons the opportunity to participate in the growth and profits of the Company and to attract, motivate and retain their services to promote the Company's long-term success.

Under the terms of the Plan, the Board may at its discretion invite eligible persons to participate in a grant of awards. An award may be either an option or performance right, to acquire a share in the capital of the Company in accordance with the Plan rules.

Options and rights issued under the terms and condition of the Plan are as follows:

Type	Key terms	Expiry Date
Options		
Non-Executive Directors	The options were issued at an exercise price equal to the VWAP for the Company's shares over the 10 trading days immediately before the date of the AGM. The options vest after 12 months and expire 60 months from the date of issue.	Tranche 1: 9 Nov 23 Tranche 2: 14 Nov 24
Performance rights – time-based		
Retention on Employment	• Agreements with early recruits included vesting in equal instalments after 12, 24 and 36 months. However, since mid-2019 a standard approach of vesting after 3 years has been implemented. • Conditional on the achievement of continuing employment	N/A
Deferred STI	• 12 month vesting period from 1 July the year following the relevant STI period • Conditional on the achievement of continuing employment	N/A
Make-up LTI grants for 2017 & 2018	• 36 month vesting period from 1 July 2017 & 1 July 2018 respectively • Conditional on the achievement of continuing employment	N/A
LTI grants	• 36 month vesting period from 1 July of relevant period • Conditional on the achievement of continuing employment	N/A
Performance rights – performance-based		

LTI grants	• 36 month vesting period from 1 July of relevant period
	• The Board will employ discretion in assessing Project results and determining vesting of performance units; below, at or above targets:
	
	  o **HSE:** Top quartile HSE & Community performance (North American Mining Projects)
	  o **Construction:** Construction schedule on pace for start-up as stated at FID
	  o **Ops Readiness:** Operational readiness (hiring, policies, systems, etc) on track
	  o **Cost Control:** Project spend within margin established at FID
	  o **Share price:** INR share price compared to comparator group
		N/A

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Notes to and forming part of the financial statements
continued

Type	Key terms	Expiry Date
Performance rights – performance-based (continued)		
LTI grants (continued)	• Unlike producing organisations with established operations that typically aim to deliver performance conditions tied to anticipated revenues, production levels and growth objectives, Ioneer has a single pre-production project with less certainty or control over key deliverables. Providing the Board with the discretion to assess the extent of delivery, the importance/value of the various targets delivered (or not) allows the ability to balance shareholder expectations and KMP reward, motivation and retention. • The Board will employ discretion in assessing Project results and determining the vesting of performance units; below, at or above targets (up to 200%)	N/A

Key features include:

- The Board may at its discretion make invitations to or grant awards to eligible persons.
- Award means an option or a performance right to acquire a Share in the capital of the Company.
- Eligible Persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.
- A participant may not sell or assign awards.
- Within 30 days after the vesting date in respect of a vested performance right, the Company must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.
- At any time during the exercise period a participant may exercise any or all their vested options by paying the exercise price.

Whilst there are a number of options and performance rights remaining on issue under the terms and conditions of previous schemes, no further options or rights will be issued under these pre-existing schemes which are described below.

Share Option Plan

The Group established a Share Option Plan in 2010 (and reconfirmed it at the 2016 AGM) to assist in the attraction, retention and motivation of KMP and in the retention of key consultants. Key features include:

- Full or part time employees or consultants of the Group are eligible to participate.
- Options issued pursuant to the plan will be issued free of charge.
- Options are time based and there are no performance conditions.
- Options cannot be transferred and are not quoted on the ASX.
- Options expire if not exercised 90 days after a participant resigns from the Company.
- The exercise price of the options, at grant date, shall be as the directors in their absolute discretion determine, provided the exercise price shall not be less than the weighted average of the last sale price of the Company's shares on ASX at the close of business on each of the 5 business days immediately preceding the date on which the directors resolve to grant the options.
- The directors may limit the total number of options which may be exercised under the plan in any year.

A summary of options and performance rights on issue is set out in note 5.1.

Section 8.   Group structure

8.1   Parent entity disclosures

	30 June 2023 US$'000	30 June 2022 Restated US$'000
Result for the parent entity		
Loss for the period	(2,921)	(4,852)
Total comprehensive loss for the period	(2,921)	(4,852)
Financial position of the parent entity		
Current assets	222,044	224,675
Non-current assets	-	61
Total assets	222,044	224,736
Current liabilities	1,138	1,000
Non-current liabilities	-	-
Total liabilities	1,138	1,000
Net assets	220,906	223,736
Contributed equity	255,364	254,273
Reserves	(14,176)	(13,176)
Accumulated losses	(20,282)	(17,361)
Total equity	220,906	223,736

Parent entity contingencies and disclosures

Commitments of the Company as at reporting date are disclosed in note 9.1 to the financial statements.

Parent entity guarantees in respect of debts of its subsidiaries

No guarantees have been entered into by the Company in relation to the debts of its subsidiaries.

8.2   Controlled entities

Controlled entities of Ioneer Ltd	Country of incorporation	2023 ownership interest (%)	2022 ownership interest (%)
Ioneer USA Corporation	USA	100	100
Ioneer Minerals Corporation	USA	100	100
Ioneer Holdings USA Inc.	USA	100	100
Ioneer Holdings Nevada Inc.	USA	100	100
Gerlach Gold LLC	USA	100	100
Paradigm AZ LLC	USA	100	100
Ioneer Rhyolite Ridge Holdings LLC	USA	100	100
Ioneer Rhyolite Ridge Midco LLC	USA	100	100
Ioneer Rhyolite Ridge LLC	USA	100	100
Ioneer SLP LLC	USA	100	100
Ioneer Canada ULC	Canada	100	100

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Notes to and forming part of the financial statements
continued

Section 9.   Other disclosures

9.1   Capital and other commitments

	30 June 2023	30 June 2022 Restated
	US$'000	US$'000
Payable within one year		
Water rights	518	208
Non-cancellable lease commitments	252	36
Exploration and evaluation expenditure commitments	170	169
Sub total	940	413
Payable after one year but not later than five years		
Water rights	1370	342
Non-cancellable lease commitments	71	29
Exploration and evaluation expenditure commitments	432	338
Sub total	1,872	709
Payable later than five years		
Water rights	-	-
Non-cancellable operating lease rental commitments	-	-
Exploration and evaluation expenditure commitments	-	-
Sub total	-	-
Total commitments	2,812	1,122

Water rights

The Company has secured water rights via exclusive options to enter into long-term leases. In addition, there is an option to purchase these water rights and associated land at any time at the Company's sole election. This is a discretionary purchase and is excluded from the commitments disclosed above.

Non-cancellable lease commitments

Included within non-cancellable lease commitments is the lease of a neighbouring property to the Rhyolite Ridge Lithium-Boron Project. The Company has entered an option agreement to purchase this property. The cost of this discretionary purchase is excluded from the commitments disclosed above.

Exploration licence expenditure requirements

In order to maintain the Company's tenements in good standing with the various mines departments and comply with the underlying option agreements, the Company will be required to pay annual claim maintenance fees. It is likely that the granting of new licenses and changes in license areas at renewal or expiry will change the expenditure commitment to the Company from time to time.

9.2   Contingent assets/liabilities

Settlement of Rhyolite Ridge

The Company entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on 3 June 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following Board making a 'decision to mine' the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

- Pay Boundary Peak LLC US$3 million, or
- Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of US$3 million at a fixed exchange rate of USD $0.75 = AUD$1.00.

At the date of this report the decision to mine has not yet been made by the Company.

There are no other known contingent liabilities as at 30 June 2023.

9.3   Auditors' remuneration

	30 June 2023 US$	30 June 2022 Restated US$
Audit services		
Ernst & Young		
Audit and review of financial statements	148,363	114,053
Other Assurance services	17,811	133,588
Non-audit services	561	4,905
Total Audit services	166,735	252,546

9.4   Related Party disclosures

Non-key management personnel disclosures

The Group has a related party relationship with its controlled entities, refer to note 8.2. The Company and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.

Key management personnel disclosures

For all related party transactions with key management personnel, refer to note 7.2, Key management personnel disclosures.

9.5   Events after reporting date

In the period since 30 June 2023 and up to the date of this report there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Directors' Declaration

In accordance with a resolution of the Directors of Ioneer Ltd, I state that:

(1)   In the opinion of the Directors:

(a)   The financial statements and notes of the Consolidated Entity are in accordance with the *Corporations Act 2001*, including:

(i)   giving a true and fair view of the Consolidated Entity's financial position as at 30 June 2023 and of its performance for the year ended on that date; and
(ii)   complying with Accounting Standards and the Corporations Regulations 2001; and

(b)   there are reasonable grounds to believe that the Consolidated Entity will be able to pay its debts as and when they become due and payable.

(2)   This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial year ended 30 June 2023.

On behalf of the Board



James D Calaway
Executive Chairman
Sydney, 20 September 2023

Independent Auditor's Report

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY



Ernst & Young
200 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
ey.com/au

Independent auditor's report to the members of Ioneer Ltd

Report on the audit of the financial report

Opinion

We have audited the financial report of Ioneer Ltd (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 30 June 2023, the consolidated statement of profit and loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes to the financial statements, including a summary of significant accounting policies, and the directors' declaration.

In our opinion, the accompanying financial report of the Company is in accordance with the *Corporations Act 2001*, including:

a. Giving a true and fair view of the Company's financial position as at 30 June 2023 and of its financial performance for the year ended on that date; and

b. Complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial report* section of our report. We are independent of the Company in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent Auditor's Report
continued



Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the financial report* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report.

Carrying value of capitalised exploration and evaluation expenditure

Why significant	How our audit addressed the key audit matter
At 30 June 2023 the Group recorded capitalised exploration and evaluation (E&E) assets of $US152.2 million. The carrying value of this asset is assessed for impairment when facts and circumstances indicate that it may exceed its recoverable amount. The determination as to whether there are any indicators that require the Group's E&E assets to be assessed for impairment involves judgment, including: ‣ Whether the Group's exploration licenses are current; ‣ The Group's ability and intention to continue to evaluate and develop the Rhyolite Ridge project; and ‣ Whether the results of the Group's exploration and evaluation work to date are sufficiently progressed for a decision to be made as to the commercial viability or otherwise of the project. Given the value of the asset and the judgmental nature of impairment indicator assessments associated with E&E assets, we considered this to be a key audit matter.	Our audit procedures included the following: ‣ Considered the Group's right to explore in the relevant exploration area which included obtaining and assessing relevant documentation such as license agreements; ‣ Considered the Group's ability and intention to carry out significant exploration and evaluation activity in the relevant exploration area which included assessment of the Group's cash-flow forecast models and discussions with senior management and Directors as to the intentions and strategy of the Group; ‣ Assessed whether any evidence existed that would indicate that the carrying value of capitalised exploration and evaluation expenditure is unlikely to be recovered through development or sale and understanding whether any contradictory events or conditions were identified; ‣ Considered the adequacy of disclosures included within the notes to the financial report including those made with respect to judgments and estimates.



Building a better working world

Information other than the financial report and auditor's report thereon

The directors are responsible for the other information. The other information comprises the information included in the Company's 2023 annual report, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon, with the exception of the Remuneration Report and our related assurance opinion.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

▶ Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

▶ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Independent Auditor's Report
continued



EY

Building a better
working world

► Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

► Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

► Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated to the directors, we determine those matters that were of most significance in the audit of the financial report of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.



Report on the audit of the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included within the directors' report for the year ended 30 June 2023.

In our opinion, the Remuneration Report of Ioneer Ltd for the year ended 30 June 2023, complies with section 300A of the *Corporations Act 2001*.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Ernst & Young

Scott Nichols
Partner
Sydney
20 September 2023

DIRECTORS'
REPORT

REMUNERATION
REPORT

FINANCIAL
STATEMENTS

OTHER
INFORMATION

SHAREHOLDER AND
ASX INFORMATION

APPENDIX A:
CONCORDANCE TABLES

CORPORATE
DIRECTORY

Other Information

Mineral Resources and Ore Reserves

Summarised below are the current Mineral Resources and Ore Reserves for the South Basin at Ioneer's 100%-owned Rhyolite Ridge Lithium-Boron Project in Nevada, USA.

Following completion of the DFS in April 2020, Ioneer released its lithium-boron (searlesite) Mineral Resource & Ore Reserve Estimates. The Mineral Resource Estimate was updated and released in April 2023. A summary of the Mineral Resource & Ore Reserve Estimates is tabulated below.

Summary of Mineral Resource & Ore Reserve Estimates Rhyolite Ridge Lithium-Boron Project

		Metric Tonnes (Mt)	Li Grade (ppm)	B Grade (ppm)	Equivalent Grade		Equivalent Contained Tonnes	
					Li_2CO_3 %	H_2BO_3 %	Li_2CO_3 kt	H_2BO_3 kt
Mineral Resources								
	Measured Resource	43.8	1,750	14,350	0.9	8.2	400	3,590
Stream 1 (>5,000 ppm B)	Indicated Resource	92.2	1,500	13,800	0.8	7.9	750	7,280
	Inferred Resource	20.8	1,650	13,700	0.9	7.8	180	1,630
	Total Stream 1	156.8	1,600	13,950	0.8	8.0	1,330	12,500
Stream 2 (>1,090 ppm Li, no B COG)	Indicated Resource	158.5	1,850	1,450	1.0	0.8	1,570	1,330
	Inferred Resource	44.9	1,900	900	1.0	0.5	450	230
	Total Stream 2	203.4	1,850	1,350	1.0	0.8	2,020	1,560
Stream 1 + 2	**Total Mineral Resource**	**360.2**	**1,750**	**6,850**	**0.9**	**3.9**	**3,350**	**14,060**
Ore Reserves								
Per 2020 Resource & Reserve Report	Proved Reserve	29.0	1,900	16,250	1.0	9.3	290	2,700
	Probable Reserve	31.5	1,700	14,650	0.9	8.4	280	2,620
	Total Proved and Probable Ore Reserve	**60.0**	**1,800**	**15,400**	**1.0**	**8.8**	**580**	**5,310**

Note: Totals may not add due to rounding. Mineral Resources reported on a dry in-situ basis. Mineral Resources are reported inclusive of Ore Reserves.

WSP USA Inc. ('WSP'; formerly Golder Associates Inc.) estimated the March 2023 Mineral Resource and provided the previous (2020) Mineral Resource and Ore Reserve estimates for the Rhyolite Ridge Definitive Feasibility Study ('DFS') completed in April 2020.

The 2023 Mineral Resource is estimated to contain:

- 360.2mt at 1,750ppm lithium (equivalent to 0.9% lithium carbonate) and 6,850ppm boron (equivalent to 3.9% boric acid)
- 3.4mt of equivalent lithium carbonate and 14.1mt of equivalent boric acid.

Mineral Resources are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Ore Reserves Committee Code – JORC 2012 Edition).

In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm's buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 m radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm's buckwheat. The Project's Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm's buckwheat and includes measures to minimise and mitigate for indirect impacts within the designated critical habitat areas identified.

The mineral resource pit shell used to constrain the March 31, 2023 mineral resource estimate was not adjusted to account for any impacts from avoidance of Tiehm's buckwheat or minimisation of disturbance within the designated critical habitat. Estimates run inside the avoidance polygons identified 29.4 Mt at 1,650 ppm Li and 9,000 ppm B (both HiB-Li and LoB-Li streams combined), reflecting approximately 8% of the March 2023 global Mineral Resource estimate for the Project. The tonnes and grade within the avoidance polygons have not been removed from the Mineral Resources for the March 2023 estimate. Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.

The 2020 Ore Reserve is estimated to contain:

- 60.0mt at 1,800ppm lithium (equivalent to 1.0% lithium carbonate) and 15,400ppm boron (equivalent to 8.8% boric acid)
- Containing 0.6mt of equivalent lithium carbonate and 5.3mt of equivalent boric acid.

The Ore Reserves referenced have not been updated from the April 2020 Ore Reserves estimate. The Ore Reserves are based exclusively on HiB-Li mineralisation. The Mineral Resources are reported inclusive of the Ore Reserves.

Approximately half of the Ore Reserve is classified as Proved, the highest confidence category, with lithium and boron grades in the Proved Reserve being higher than those in the Probable Reserve.

The 60mt Ore Reserve provides the foundation for a very long mine life at the Rhyolite Ridge Project, with clear potential for expansion and extension further underpinned by the 360mt Mineral Resource.

The lithium-boron mineralisation remains open, particularly to the south where it continues to shallow and is generally higher in grade, and we expect further increases to Resources and Reserves with additional drilling.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Glossary and abbreviations

B	Boron
Carbonate minerals	Calcite and dolomite
DFS	Definitive Feasibility Study
H_2BO_3	Boric acid
GSC	Global Geoscience Limited
INR	Ioneer Ltd
K-feldspar	Potassium feldspar
km	Kilometre
kt	Kilotonne
K_2SO_4	Potassium sulphate
Li	Lithium
Li_2CO_3	Lithium carbonate
LCE	Lithium carbonate equivalent
mt	Million tonnes
Mt	Metric tonnes
PFS	Pre-Feasibility Study
ppm	Parts per million
Searlesite	Sodium borosilicate mineral
Sepiolite	Magnesium silicate

Schedule of Tenements

As at 30 June 2023

Project	Country	Tenement ID	Tenement Name	Area (km2)	Interest at 30 June 2023	Interest at end of quarter	Note
Rhyolite Ridge	USA	NMC1118666	NLB claims (160)	13.00	100%	100%	No change
Rhyolite Ridge	USA	NMC1117360	SLB claims (199)	16.50	100%	100%	No change
Rhyolite Ridge	USA	NMC1171536	SLM claims (122)	9.70	100%	100%	No change
Rhyolite Ridge	USA	NMC1179516	RR claims (65)	5.40	100%	100%	No change
Rhyolite Ridge [1]	USA	NMC1129523	BH claims (81)	7.00	0%	0%	No change
Rhyolite Ridge	USA	105272779	RMS claims (23)	0.50	100%	100%	No change
Rhyolite Ridge	USA	105272053	PR claims (11)	0.92	100%	100%	No change
SM	USA	NMC1166813	SM claims (96)	7.70	100%	100%	No change
GD	USA	NMC1166909	GD claims (13)	1.10	100%	100%	No change
CLD	USA	NMC1167799	CLD claims (65)	5.20	100%	100%	No change

(1)   There is an option to purchase 100%

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

113

Shareholder and ASX information

Information relating to shareholders at 18 September 2023 (per ASX Listing Rule 4.10)

Issued capital

The Company has 2,109,412,789 fully paid shares on issue.

Options on issue including holders of more than 20%

The Company has on issue 4,369,643 options and 28,847,066 performance rights.

There are no listed options or performance rights.

ASX listing

Listed on the Australian Securities Exchange
19 December 2007
ASX Code: INR (previously GSC)
ABN: 76 098 564 606

Nasdaq listing

Listed on the Nasdaq Securities Exchange, under a level two American Depositary Receipt
30 June 2022
Nasdaq Code: IONR

Voting rights

There are no restrictions on voting rights. On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote. Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be that fraction of one vote which the amount paid up bears to the total issued price thereof. Option and performance right holders have no voting rights until the options are exercised or performance rights vest.

Top 20 shareholders as at 18 September 2023

Name	Shares	%
CITICORP NOMINEES PTY LIMITED	429,218,584	20.348%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	281,882,982	13.363%
SIBANYE BATTERY METALS PTY LTD	145,862,742	6.915%
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	111,337,339	5.278%
BNP PARIBAS NOMS PTY LTD <DRP>	95,482,344	4.526%
LITHIUM INVESTORS AMERICAS LLC	56,268,106	2.667%
MOPTI PTY LIMITED <THE ROWE FAMILY A/C>	36,690,902	1.739%
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	36,298,219	1.721%
KOLLEY PTY LTD <LUCAS FAMILY A/C>	21,000,000	0.996%
FNL INVESTMENTS PTY LTD <SUPERANNUATION PLAN A/C>	20,000,000	0.948%
QUALITY LIFE PTY LTD <THE VIKING FUND A/C>	19,024,590	0.902%
QUALITY LIFE PTY LTD <THE NEILL FAMILY A/C>	16,150,000	0.766%
FNL INVESTMENTS PTY LTD	14,500,000	0.687%
VERSATILE MONEY PTY LTD <VERSATILE MONEY A/C>	12,384,179	0.587%
BOMAN ASSET PTY LTD	12,318,356	0.584%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	11,346,202	0.538%
NATIONAL NOMINEES LIMITED	11,185,705	0.530%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	10,599,999	0.503%
KEMBLA NO 20 PTY LTD <CAA A/C>	9,400,000	0.446%
ROGO INVESTMENTS PTY LIMITED <ROGO SUPERANNUATION FUND A/C>	9,250,000	0.439%
Total Securities of Top 20 holdings	1,360,200,249	64.482%

Distribution of shareholders

	Holders	Total Units
1 - 1000	855	597,517
1,001 - 5,000	3,844	10,604,406
5,001 - 10,000	2,041	16,458,856
10,000 - 100,000	5,146	191,037,282
100,001 - over	1,182	1,890,714,728
	13,068	2,109,412,789

Unmarketable parcels

	Minimum parcel size	Holders
Minimum $500 parcel at $0.24 per unit	3,379	2449

Substantial shareholders

The following are substantial shareholders registered as at 18 September 2023.

Name	Shares	%
Centaurus Capital LP	279,611,108	13.255%
Sibanye Battery Metals Pty Ltd	145,862,742	6.915%

Shareholder and ASX information
continued

On-market buy-back

There is no current on-market buy-back.

Competent Persons Statement

In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled "Mineral Resource increases by 168% to 3.4Mt Lithium Carbonate" dated 26 April 2023 and released on ASX. Further information regarding the Mineral Resource Estimate can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled "Ioneer Delivers Definitive Feasibility that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project" dated 30 April 2020. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

Appendix A: Concordance Tables

Global Reporting Initiative (GRI)

GRI general disclosures: Ioneer Ltd. has reported the information cited in this GRI content index for the period of 1 July 2022 to 30 June 2023 with reference to the GRI standards.

GRI 1 Used: GRI Foundation 2021	Disclosure #	Disclosure name	Location in Report
GRI 2: General Disclosures 2022 (Governance)	2-1	Organizational details	Corporate Directory, page 125
	2-2	Entities included in the organization's sustainability reporting	Controlled Entities, page 81
	2-3	Reporting period, frequency and contact point	Corporate Directory, page 125
	2-4	Restatements of information	N/A
	2-5	External assurance	Independent Auditor's Report, page 105
	2-6	Activities, value chain, and other business relationships	Business Strategy, page 46
	2-7	Employees	Our People and Culture, page 29
	2-8	Workers who are not employees	Our People and Culture, page 29
	2-9	Governance structure and composition	Governance, page 26 and Board of Directors, page 40
	2-10	Nomination and selection of the highest governance body	Remuneration Report, Section 3.1, page 52
	2-11	Chair of the highest governance body	Board of Directors, page 40
	2-12	Role of the highest governance body in overseeing the management of impacts	Governance, page 26
	2-13	Delegation of responsibility for managing impacts	Governance, page 26
	2-14	Role of the highest governance body in sustainability reporting	Ioneer Board of Directors Charter
	2-15	Conflicts of interest	Ioneer Board of Directors Charter
	2-16	Communication of critical concerns	N/A
	2-17	Collective knowledge of the highest governance body	Nomination and Remuneration Committee Charter
	2-18	Evaluation of the performance of the highest governance body	Ioneer Board of Directors Charter
	2-19	Remuneration policies	Nomination and Remuneration Committee Charter

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Appendix A: Concordance Tables
continued

GRI 1 Used: GRI Foundation 2021		Disclosure #	Disclosure name	Location in Report
GRI 2: General Disclosures 2022 (Governance) *continued*		2-20	Process to determine remuneration	Nomination and Remuneration Committee Charter
		2-21	Annual total compensation ratio	N/A
		2-22	Statement on sustainable development strategy	Our Approach to Sustainability, page 23
		2-23	Policy commitments	Employee Relationship Policy
				Equal Employment Opportunity Policy
				Community and Indigenous Peoples Policy
		2-24	Embedding policy commitments	Employee Relationship Policy
				Equal Employment Opportunity Policy
				Community and Indigenous Peoples Policy
		2-25	Processes to remediate negative impacts	N/A
		2-26	Mechanisms for seeking advice and raising concerns	Whistleblower Policy
		2-27	Compliance with laws and regulations	3QFY23 Quarterly Activities Report, page 4
		2-28	Membership associations	External Engagement, page 32
		2-29	Approach to stakeholder engagement	Community, Indigenous Peoples, and Tribal Nations, page 33
		2-30	Collective bargaining agreements	N/A
GRI 3: Material Topics 2022		3-1	Process to determine material topics	Materiality, page 23 and Definitive Feasibility Study
		3-2	List of material topics	Materiality, page 23
		3-3	Management of material topics	Materiality, page 23
GRI 201: Economic Performance 2016	Economic impacts	201-1	Direct economic value generated and distributed	Employee Benefits and KMP Disclosures, page 99 and Applied Analysis Report
		201-2	Financial implications and other risks and opportunities for the organization's activities due to climate change	N/A
		201-3	Defined benefit plan obligations and other retirement plans	N/A
		203-1	Infrastructure investments and services supported	External Engagement, page 33 and Applied Analysis Report
		204-1	Proportion of spending on local suppliers	N/A

GRI 1 Used: GRI Foundation 2021		Disclosure #	Disclosure name	Location in Report
GRI 202: Market Presence 2016		202-1	Ratios of standard entry level wage by gender compared to local minimum wage	N/A
		202-2	Proportion of senior management hired from the local community	N/A
GRI 203: Indirect Economic Impacts 2016		203-1	Infrastructure Investments and Services Supported	External Engagement, page 33
		203-2	Significant Indirect Economic Impacts	N/A
GRI 204: Procurement Practices 2016		204-1	Proportion of Spending on Local Suppliers	N/A
GRI 205: Anti-Corruption 2016		205-1	Operations assessed for Risks Related to Corruption	N/A
		205-2	Communication & training about anti-corruption policies and procedures	Anti-Bribery and Anti-Corruption Policy
		205-3	Confirmed incidents of corruption and actions taken	N/A
GRI 206: Anti-Competitive Behavior 2016		206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	N/A
GRI 207: Tax 2019		207-1	Approach to tax	N/A
		207-2	Tax governance, control, and risk management	N/A
		207-3	Stakeholder engagement and management of concerns related to tax	N/A
		207-4	Country-by-country reporting	N/A
GRI 302-308 Environmental	Energy	302-1	Energy consumption within the organization	Environmental Stewardship, page 37
		302-3	Energy intensity	Environmental Stewardship, page 37
		302-4	Reduction of energy consumption	Environmental Stewardship, page 37
		302-5	Reductions in energy requirements of products and services	N/A
	Water & effluents	303-1	Interactions with water as a shared resource	Water Management and Conservation, page 39
		303-2	Management of water discharge-related impacts	N/A
		303-3	Water withdrawal	N/A
		303-4	Water discharge	N/A
		303-5	Water consumption	N/A

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

119

Appendix A: Concordance Tables
continued

GRI 1 Used: GRI Foundation 2021		Disclosure #	Disclosure name	Location in Report
GRI 302-308 Environmental *continued*	Biodiversity	304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Biodiversity, page 38
		304-2	Significant impacts of activities, products, and services on biodiversity	Biodiversity, page 38
		304-3	Habitats protected or restored	Biodiversity, page 38
		304-4	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	Biodiversity, page 38
	Emissions	305-1	Direct (scope 1) GHG emissions	Climate and GHG Emissions, page 37
		305-2	Energy indirect (scope 2) GHG emission	Climate and GHG Emissions, page 37
		305-3	Other indirect (scope 3) GHG emissions	Climate and GHG Emissions, page 37
		305-4	GHG emissions intensity	Climate and GHG Emissions, page 37
		305-5	Reduction of GHG emissions	Climate and GHG Emissions, page 37
		305-6	Emissions of Ozone-Depleting Substances (ODS)	N/A
		305-7	Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	Reducing Particulate Matter and Other Emissions, page 38
	Effluents and waste	306-1	Waste generation and significant waste-related impacts	N/A
		306-2	Management of significant waste related impacts	N/A
		306-3	Waste generated	N/A
		306-4	Waste diverted from disposal	N/A
		306-5	Waste directed to disposal	N/A
	Supplier environmental assessment	308-1	New suppliers that were screened using environmental criteria	N/A
		308-2	Negative environmental impacts in the supply chain and actions taken	N/A
	Employment	401-1	New employee hires and employee turnover	Our People and Culture, page 29

GRI 1 Used: GRI Foundation 2021		Disclosure #	Disclosure name	Location in Report
GRI 401-415 Social		401-2	Benefits provided to full-time employees	Our People and Culture, page 30
		401-3	Parental leave	Our People and Culture, page 30
	Occupational health & safety	403-1	Occupational health and safety management system	Health, Safety, and Wellness, page 35
		403-2	Hazard identification, risk assessment, and incident investigation	N/A
		403-3	Occupational health services	N/A
		403-4	Worker participation, consultation, and communication on occupational health and safety	Health, Safety, and Wellness, page 35
		403-5	Worker training on occupational health and safety	Health, Safety, and Wellness, page 35
		403-6	Promotion of worker health	Health, Safety, and Wellness, page 35 and Our People and Culture, page 30
		403-7	Prevention & mitigation of occupational health and safety impacts directly linked by business relationships	Health, Safety, and Wellness, page 35
		403-8	Workers covered by an occupational health and safety management system	N/A
		403-9	Work-related injuries	Health, Safety, and Wellness, page 35
		403-10	Work-related ill health	Health, Safety, and Wellness, page 35
	Training and education	404-1	Average hours of training per year per employee	N/A
		404-2	Programs for upgrading employee skills and transition assistance programs	Our People and Culture, page 30
		404-3	Percentage of employees receiving regular performance and career development reviews	N/A
	Diversity & equal opportunity	405-1	Diversity of governance bodies and employees	Our People and Culture, page 29
		405-2	Ratio of basic salary and remuneration of women to men	N/A
	Non-Discrimination	406-1	Incidents of discrimination and corrective actions taken	Our People and Culture, page 29

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Appendix A: Concordance Tables
continued

GRI 1 Used: GRI Foundation 2021		Disclosure #	Disclosure name	Location in Report
GRI 401-415 Social *continued*	Freedom of Association and Collective Bargaining	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	[Employment Relationship Policy](#)
	Child Labor	408-1	Operations and suppliers at significant risk for incidents of child labor	[Equal Employment Opportunity Policy](#)
	Forced or Compulsory Labor	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor	[Equal Employment Opportunity Policy](#)
	Rights of Indigenous Peoples	411-1	Incidents of violations involving rights of indigenous peoples	Community, Indigenous Peoples, and Tribal Nations, page 33
	Local communities	413-1	Operations with local community engagement, impact assessments and development programs	Community, Indigenous Peoples, and Tribal Nations, page 33
		413-2	Operations with significant actual and potential negative impacts on local communities	N/A
	Supplier social assessment	414-1	New suppliers that were screened using social criteria	N/A
		414-2	Negative social impacts in the supply chain and actions taken	N/A
	Public Policy	415-1	Political contributions	External Engagement, page 33

UN Sustainable Development Goals Concordance Table

Sustainable Development Goals	Relevant Ioneer Activities and Policies
SDG 3: Good Health and Well-being	• Ensuring worker safety through the development of safety policies and a safety management system. • Establishing a Safety Committee overseeing the Ioneer Safety Management System. • Offering Employee Assistance Program with counseling services.
SDG 4: Quality Education	• Ioneer provides several scholarships to high school graduates in local communities.
SDG 5: Gender Equality	• Promoting a diverse workforce and implementing measures for equal opportunities regardless of gender, race, or background. • Ensuring an inclusive work environment where all employees are treated with respect and dignity. • Developing programs and initiatives that support and promote equal opportunities. • 50% of the workforce in FY2023 was female, an increase from FY2022. • Establishment of DE&I targets overseen at the Board level. • No incidents of discrimination reported in FY2023.
SDG 8: Decent Work and Economic Growth	• Policies on Equal Employment Opportunity and Employment of Child Labor. • Forced Labor and Freedom of Association policies. • Harassment in the Workplace policy. • Comprehensive compensation & benefits for US-based employees. • 6 new employee hires and 7% employee turnover in FY2023.
SDG 10: Reduced Inequality	• Equal Employment Opportunity Policy.
SDG 11: Sustainable Cities and Communities	• Engaging with local communities to understand their values and concerns. • Promoting sustainable practices that align with community needs. • Tribal Consultations.

DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

Appendix A: Concordance Tables
continued

Sustainable Development Goals	Relevant Ioneer Activities and Policies
SDG 12: Responsible Production and Consumption	• Investing in innovative solutions that maximise resource utilisation. • Using a sustainability program to identify improvements in processes and technologies.
SDG 13: Climate Action	• The Board's ESG Committee discusses climate change. • The Audit and Risk Committee oversees the financial impacts from evolving sustainability matters, including climate change. • Reducing GHG emissions through efficient operational design and practices. • Actively monitoring climate-related regulations as part of risk management efforts.
SDG 15: Life on Land	• Addressing biodiversity risks, protecting habitats, and developing mitigation strategies for local flora and fauna. • Creating a reclamation strategy for Rhyolite Ridge to protect and restore ecosystems. • Commitment to managing land use, avoiding disturbance, and reclamation.
SDG 16: Peace and Justice Strong Institutions	• Upholding a commitment to ethical behavior in all operations. • Establishing a Code of Conduct and ensuring all employees and partners adhere to it. • Regularly monitoring compliance with relevant laws and regulations. • The Code of Business Conduct & Ethics reflects the company's commitment to conducting business safely, legally, ethically, and sustainably. • Ioneer respects the UN Universal Declaration of Human Rights and other international standards. • Regular ESG Committee meetings and Board supervision on sustainability approach.

Corporate Directory

Directors

James D. Calaway	Executive Chairman
Bernard Rowe	Managing Director
Stephen Gardiner	Non-Executive Director
Alan Davies	Non-Executive Director
Rose McKinney-James	Non-Executive Director
Margaret R. Walker	Non-Executive Director

Company Secretary

Ian Bucknell

Auditor

Ernst & Young
200 George Street
Sydney NSW 2000

Offices

Sydney (Registered office):

Level 16, 213 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 (2) 9922-5800
Website: www.ioneer.com
e-mail: info@ioneer.com

Reno:

9460 Double R Blvd.
Reno Nevada 89521
United States of America

Share Registrar

Boardroom Pty Limited
Grosvenor Place
Level 12, 225 George Street
SYDNEY NSW 2000
Telephone: 1300 737 760



DIRECTORS' REPORT

REMUNERATION REPORT

FINANCIAL STATEMENTS

OTHER INFORMATION

SHAREHOLDER AND ASX INFORMATION

APPENDIX A: CONCORDANCE TABLES

CORPORATE DIRECTORY

